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07024790

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Man Group PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



PROCESSED
JUL 03 2007
THOMSON FINANCIAL

FILE NO. 82- 04214 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dev

DAT : 6/29/07

Man Group plc







Performance



Innovation


Service



Man Group plc Annual Report 2007


02
06
09
08
10
05

Canada
Man Investments launched its Canadian operation in July 2006. Based in Toronto, the office offers a wide range of alternative investment products specifically created for Canadian investors.

Middle East
Man Investments has a Middle East regional office based in Dubai supported by a satellite office in Bahrain. The two offices offer products and services to private and institutional investors in the Middle East region.

Asia
Man Investments' Hong Kong office is a regional hub responsible for sales and marketing across South East and North Asia, including Hong Kong, Singapore, Malaysia, Indonesia, Taiwan and Korea. It is also the regional base for new manager search and selection for Man Global Strategies. RMF opened its office in Singapore in October 2006. The small team is focused on identifying new manager stragegies and opportunities in Asia Pacific, and also supporting the institutional sales teams in the region.

Other Europe
Man Investments' office in Dublin provides administration services to our fund products. The Guernsey office provides a wide range of fiduciary and investment fund services, both to the fund products and to Group entities.

Uruguay
Man Investments in Montevideo is the regional sales office for Central and South America.

Bahamas
Man Investments in the Bahamas is the administration function for all RMF products.

Man Group
Asset Management Worldwide

Man Investments Offices

United Kingdom
01 London

Switzerland
02 Pfäffikon

United States
03 Chicago
04 New York

Australia
05 Sydney

Japan
06 Tokyo

Canada
07 Toronto

Middle East
08 Dubai & Bahrain

Asia
09 Hong Kong
10 Singapore

Other Europe
11 Dublin
12 Guernsey

Uruguay
13 Montevideo

Bahamas
14 Bahamas


GLENWOOD
01
07
11
12
03
04
14
R·M·F
13

United Kingdom
Man Investments in London is the centre for the investment management teams for AHL, and Man Global Strategies and provides research and analysis for the RMF investment management team in Switzerland. The London based sales teams support institutional relationships and other investor channels in the UK and neighbouring countries. London also provides product support services and non-German European distribution. The London office is also headquarters for Man Group plc and houses Man Group management.

Switzerland
Man Investments in Pfäffikon has three different offices and is home to RMF one of the leading providers of alternative investment products in Europe, and Pemba. All global distribution activity is directed from Switzerland. Swiss based teams there cover: sales, product structuring and financing and legal, marketing communications, intermediary services, IT, finance, product management, HR, and administration logistics.

United States
Man Investments has teams based in New York and Chicago. Our Chicago office is home to Glenwood, our leading US alternative investment fund of funds manager, product support services and our North American distribution operations. The New York office houses RMF teams, product structuring and financing, and legal.

Australia
Man Investments Australia, based in Sydney, is a regional leader in structuring, marketing and administering strategic investments that offer diversification from traditional investments in stocks, property and bond markets. Man Investments has been involved in Australia since 1986.

Japan
Man Investments has been in Japan nearly 20 years. It provides alternative investment products to private investors, pension funds and financial institutions through distributors such as banks, securities brokers, and discretionary investment managers across the region.

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers.

The Group employs over 4,500 people in 16 countries, with key centres in London, Pfäffikon (Switzerland), Chicago and New York. Man Group plc is listed on the London Stock Exchange (EMG) and is a constituent of the FTSE 100 Index.

Man Investments, the Asset Management division, is a global leader in the fast growing alternative investments industry. It provides access for private and institutional investors worldwide to hedge funds and other alternative investment strategies through a range of products and solutions designed to deliver absolute returns with a low correlation to equity and bond market benchmarks. Man Investments has a 20-year track record in this field, supported by strong product development and structuring skills, and an extensive investor service and global distribution network.

Man Financial, the Brokerage division, is one of the world's leading providers of brokerage services. It acts as a broker of futures, options and other equity derivatives for both institutional and private clients and as an intermediary in the world's metals, energy and foreign exchange markets with offices in key financial centres.

www.mangroupplc.com

Notice of Annual General Meeting

To be held on 12 July 2007



Man Group plc

Notice of the Annual General Meeting to be held on Thursday, 12 July 2007 is set out on pages 3 to 6.

The action to be taken by Shareholders is set out on page 1.

This document is important and requires your immediate attention.

If you are in any doubt as to the action you should take, you should consult immediately your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if you reside elsewhere, by another appropriately authorised financial adviser.

If you have sold or otherwise transferred all of your shares in Man Group plc, please send this document and the accompanying documents to the purchaser or transferee of your shares or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Harvey A McGrath
Chairman

31 May 2007

Man Group plc

Dear Shareholder

2007 Annual General Meeting
It is my great pleasure to be writing to you enclosing the Notice convening the thirteenth Annual General Meeting of the Company, to be held at 11 am on Thursday, 12 July 2007 in the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

This year, all the business to be considered at the Annual General Meeting is routine, including an advisory vote on the Remuneration Report of the Directors and motions for the re-election of four directors, including our new Finance Director Kevin Hayes who was appointed to the Board on 31 May 2007 and also Glen Moreno, the senior independent non-executive director, who retires annually in accordance with the terms of the Combined Code, having served for more than nine years as a non-executive director. Short biographical details of all the directors seeking re-election appear on pages 64 and 65 of the Annual Report with further relevant information in Note 7 to the Notice of Annual General Meeting. The Dividend Reinvestment Plan ("DRIP") will again be available to eligible shareholders in respect of the final dividend (Resolution 3) and a brief summary of the procedures applicable appears at the foot of this letter.

The three items of special business for consideration at the Meeting are explained in this letter.

Directors' power to allot shares and disapplication of pre-emption rights
Resolution 10 will be proposed to continue the Directors' authority to allot the present unissued ordinary share capital of the Company up to a maximum of 626,599,866 Ordinary Shares, being slightly under one third of the Company's issued ordinary share capital on 16 May 2007. The Board has no present intention of issuing any part of that capital and no issue will be made which would effectively alter control of the Company without the prior approval of Shareholders in general meeting.

Resolution 11 will be proposed to continue the Directors' authority to allot new Ordinary Shares for cash otherwise than in proportion to existing holdings. In the case of allotments other than for inter alia rights issues, the authority is limited to shares representing approximately 5 per cent of the Company's issued ordinary share capital on 16 May 2007, amounting to a total of 93,989,981 Ordinary Shares.

The authority conferred by Resolutions 10 and 11 will lapse on the earlier of 11 October 2008 and the conclusion of the next Annual General Meeting of the Company. Resolution 10 will be proposed as an Ordinary Resolution and Resolution 11 as a Special Resolution.

Power to purchase shares
Resolution 12 will be proposed as a Special Resolution to enable the Company to purchase in the market up to a maximum of 187,979,963 Ordinary Shares (approximately 10 per cent of the Company's issued ordinary share capital on 16 May 2007) for cancellation at a minimum price of par value per share and a maximum price of not more than 5 per cent above the average middle market quotation for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to the date of purchase. This authority will lapse on the earlier of 11 January 2009 and the conclusion of the next Annual General Meeting of the Company. During the financial year ended 31 March 2007 the Company purchased for cancellation 29,619,161 issued Ordinary Shares under the authority of last year's Shareholder resolution. Details of the purchases appear in the Annual Report.

The Directors would not expect to purchase Ordinary Shares in the market unless, in the light of market conditions prevailing at the time, they considered that to do so would enhance earnings per share and would be in the best interests of Shareholders generally. Further, the Directors expect that if any Ordinary Shares were to be purchased, such shares would be cancelled. Any purchases made by the Company will be announced no later than 7.30 am on the business day following the transaction.

Action to be taken by Shareholders
Enclosed with this document is a Form of Proxy for use at the Annual General Meeting by Shareholders.

You are asked to complete and sign the form and return it to The Registrar, Man Group plc, Lloyds TSB Registrars, FREEPOST SEA7148, The Causeway, Worthing, West Sussex BN99 6AZ so as to arrive no later than 11 am on Tuesday, 10 July 2007. Alternatively you may register your vote electronically, as explained in the Notes to the Notice of Annual General Meeting.

An attendance card is attached to the Form of Proxy and, for your own convenience, you are requested to bring your attendance card with you to the Meeting. A map showing how to get to the Queen Elizabeth II Conference Centre has also been included.

Recommendation
The Board considers that the resolutions to be proposed at the Annual General Meeting are in the best interests of the Company and recommends you to vote in favour of them, as the Directors intend to do in respect of their own beneficial holdings.



Harvey A McGrath
Chairman

DRIP Summary Procedure

a **To receive your 2007 Final Dividend in cash where no DRIP Mandate is in force** – take no further action.

b **To receive your 2007 Final Dividend in cash where a DRIP Mandate is in force** – you must revoke your DRIP Mandate in writing to Lloyds TSB Registrars, The Causeway, PO Box 699, Worthing, West Sussex BN99 6DA by no later than 3.00 pm on 6 July 2007.

c **To receive DRIP shares for the 2007 Final Dividend and all future dividends where a DRIP Mandate is in force** – take no further action.

d **To receive DRIP shares for the 2007 Final Dividend and all future dividends where no DRIP Mandate is in force** – complete, sign, date and post a Mandate Form available from Lloyds TSB Registrars (see below) to be received back by Lloyds TSB Registrars no later than 3.00 pm on 6 July 2007.

e **To receive a future dividend in cash after a DRIP Mandate has been completed** – you must revoke your DRIP Mandate in writing to Lloyds TSB Registrars as explained in the booklet containing the DRIP terms and conditions available either from them or from our website (see below).

All DRIP Mandates must be despatched to Lloyds TSB Registrars, The Causeway, PO Box 699, Worthing, West Sussex BN99 6DA to be received no later than 3.00 pm on 6 July 2007 if they are to be applied to the 2007 Final Dividend. No acknowledgement of the Mandate will be issued. Facsimile, electronic or oral mandates will not be accepted.

Copies of the DRIP terms and conditions and DRIP Mandate may be obtained, up to and including 6 July 2007, from the Share Dividend Team at Lloyds TSB Registrars, The Causeway, PO Box 699, Worthing, West Sussex BN99 6DA. Telephone: 0870 241 3018 or Textphone: 0870 600 3950. Alternatively, copies of the DRIP documents may be downloaded from our website at www.mangroupplc.com under the Dividends Section of Shareholder Information.

Man Group plc
Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England No. 2921462

Notice of Annual General Meeting

Notice is hereby given that the thirteenth Annual General Meeting of Man Group plc ("the Company") will be held in the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday, 12 July 2007 at 11 am. Resolutions 11 and 12 will be proposed as Special Resolutions and the remainder as Ordinary Resolutions. Items 1 to 9 are Ordinary Business and items 10 to 12 are deemed Special Business.

Business

1 To receive the Directors' and Auditors' Reports and the Financial Statements for the year ended 31 March 2007.
2 To approve the Remuneration Report of the Directors contained in the Annual Report 2007 document.
3 To declare a final dividend on the Ordinary Shares.
4 To re-elect K J P Hayes as a Director of the Company.
5 To re-elect A J Carnwath* as a Director of the Company.
6 To re-elect H A McGrath+ as a Director of the Company.
7 To re-elect G R Moreno*# as a Director of the Company.
8 To reappoint PricewaterhouseCoopers LLP as Auditors of the Company.
9 To authorise the Directors to determine the remuneration of the Auditors.

* A member of the Audit and Risk, the Nomination and the Remuneration Committees
\+ Chairman of the Directors and a member of the Nomination Committee
\# Senior independent non-executive Director

10 Directors' power to allot securities (Ordinary Resolution)
THAT the Directors of the Company be and are hereby, generally and unconditionally, authorised pursuant to and for the purposes of Section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of $18,797,996 provided that:

a this authority, unless renewed or revoked, shall expire on the earlier of 11 October 2008 and the conclusion of the next Annual General Meeting of the Company save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired; and

b all authorities previously conferred under Section 80 of the Act be and they are hereby revoked, provided that such revocation shall not have retrospective effect.

11 Disapplication of pre-emption rights (Special Resolution)
THAT, subject to the passing of Resolution 10 as set out in this Notice of Meeting:

a the Directors of the Company be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 ("the Act") to allot equity securities (as defined in Section 94(2) of the Act) for cash pursuant to the general authority conferred by Resolution 10 as if Section 89(1) of the Act did not apply to such allotment provided that the power conferred by this Resolution shall be limited to:

(i) any allotment of equity securities where such securities have been offered (whether by way of a rights issue, open offer or otherwise) to holders of Ordinary Shares of 3 US cents each in the capital of the Company ("Ordinary Shares") where the equity securities respectively attributable to the interests of all holders of Ordinary Shares are proportionate (as nearly as may be) to the respective numbers of Ordinary Shares held by them, subject to such exclusions and other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise howsoever; and

(ii) any allotments (otherwise than pursuant to sub-paragraph a (i) above) of equity securities up to an aggregate nominal value not exceeding $2,819,699.44;

b the power conferred on the Directors by this Resolution 11 shall also apply to a sale of treasury shares, which is an allotment of equity securities by virtue of Section 94 (3A) of the Act, but with the omission of the words "pursuant to the general authority conferred by Resolution 10";

c the Company may make an offer or agreement before this power has expired which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired;

d this power, unless renewed, shall expire on the earlier of 11 October 2008 and the conclusion of the next Annual General Meeting of the Company; and

e upon the passing of this Resolution, the Resolution passed as Resolution 13 at the Annual General Meeting on 11 July 2006, shall be of no further force or effect (without prejudice to any previous exercise of the authorities granted thereby).

12 Power to purchase shares for cancellation (Special Resolution)
THAT the Company is hereby generally and unconditionally authorised pursuant to Section 166 of the Companies Act 1985 ("the Act") to make market purchases (within the meaning of Section 163 of the Act) of Ordinary Shares of 3 US cents each ("Ordinary Shares") provided that:

a the maximum number of Ordinary Shares hereby authorised to be purchased is 187,979,963;

b the minimum price which may be paid for an Ordinary Share is 3 US cents or the sterling equivalent of 3 US cents (calculated on the basis of the spot rate of exchange in London (as derived from Reuters) for the purchase of US Dollars with Sterling at 6.00 pm on the day before the relevant purchase) per Ordinary Share;

c the maximum price which may be paid for an Ordinary Share is an amount equal to 105 per cent of the average of the middle market price shown in the quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased;

d the authority hereby conferred shall expire on the earlier of 11 January 2009 and the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time;

e the Company may make a contract to purchase Ordinary Shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of any such contract; and

f upon the passing of this Resolution, the Resolution passed as Resolution 14 at the Annual General Meeting on 11 July 2006, shall be of no further force or effect (without prejudice to the completion wholly or in part of any contract by the Company to purchase Ordinary Shares entered into prior to the passing of this Resolution).

By Order of the Board

Peter L Clarke
Secretary
31 May 2007

Sugar Quay
Lower Thames Street
London EC3R 6DU

Notes

1 A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. Such proxy or proxies need not be a member or members of the Company. A Form of Proxy is enclosed.

2 To be effective, the Form of Proxy, duly completed, must be lodged with the Company at the offices of its Registrars, Lloyds TSB Registrars, FREEPOST SEA7148, The Causeway, Worthing, West Sussex BN99 6AZ, so as to be received no later than 11 am on 10 July 2007. The completion and return of a Form of Proxy will not preclude members entitled to attend and vote at the Meeting from doing so in person if they so wish.

3 Alternatively, a member may register a proxy appointment electronically via the Lloyds TSB Registrars' website www.sharevote.co.uk subject to the terms and conditions shown on the website. The deadline for submission of a proxy in this way is the same as in 2 above.

4 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 12 July 2007 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5 Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members registered in the register of members of the Company as at the close of business on 10 July 2007 shall be entitled to attend or vote at the Meeting in respect of the number of Ordinary Shares registered in their name at that time. Changes to entries on the relevant register of securities after the close of business on 10 July 2007 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

6 Copies of the following documents will be available for inspection at the Registered Office of the Company during normal business hours on any weekday (Saturdays and public holidays excepted) from the date of this Notice until 12 July 2007, and at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE from 10.45 am on 12 July 2007 until the conclusion of the Meeting:

(i) all Directors' service contracts (other than contracts expiring or determinable within one year by the Company without payment of compensation);

(ii) a register of interests of Directors (and their families) in the shares of the Company.

7 Short biographical details of the Directors, including those seeking re-election, appear on pages 64 and 65 of the Annual Report. In addition the following may be helpful in relation to Resolutions 4 to 7 inclusive.

Resolution 4
K J P Hayes
Finance director
Kevin Hayes has a service contract with the Company with a twelve month notice period. He joined the Group in March 2007 as Chief Financial Officer before being appointed Finance Director in succession to Peter Clarke in May 2007. He previously spent 9 years with Ernst & Young LLP, latterly as a Partner in the Financial Services Practice in New York and then 12 years with Lehman Brothers where he served in a variety of senior finance and strategy positions, most recently as Global Head of Process and Productivity at their Global Headquarters in New York having previously held the position of International CFO for Lehman's European and Asian Operations. He qualified as a barrister, solicitor and chartered accountant in New Zealand. Under the Articles of Association Kevin Hayes is required to seek re-election at the first Annual General Meeting after his appointment and the Board therefore recommends his re-election as an executive director.

Resolution 5
A J Carnwath
Independent non-executive director
As a non-executive director Alison Carnwath does not have a service contract with the Company. She is a Chartered Accountant who was first appointed a non-executive director in January 2001. Alison is Chair of the Audit and Risk Committee and considered to have recent and relevant financial experience. She is also a member of the Nomination and the Remuneration Committees.

Alison is a director of two other UK listed companies, Friends Provident plc and Land Securities Group plc. She is also a director of Glas Cymru Cyfyngedig one of the largest water and sewerage companies in the UK as well as a director of Paccar Inc, a company quoted on NASDAQ in the USA which is a large truck manufacturer.

A performance evaluation conducted by the Board during the year has shown that Alison Carnwath continues to contribute effectively and demonstrate commitment to her role whilst retaining her independence in character and judgement. The Board is completely satisfied that there are no circumstances which are likely to affect, or could appear to affect her judgement as an independent non-executive director. The Board therefore recommends her re-election as a non-executive director.

Resolution 6
H A McGrath
Chairman of the directors
As a non-executive director Harvey McGrath does not have a service contract with the Company. He is not considered to be wholly independent under the Combined Code 2006 having previously held executive office. He joined Man in 1980 from Chase Manhattan Bank becoming Group Chief Executive in 1996. He has been non-executive Chairman since 2000 and currently chairs the Nomination Committee. As well as being an active philanthropist he is also Chairman of London First which is London's business campaign group and a director of Gateway to London an inward investment agency for the Thames Gateway.

An evaluation of Harvey McGrath's performance has been conducted by the non-executive directors led by the senior independent non-executive director, taking account of the views of the executive directors. The evaluation showed that Harvey McGrath continues to contribute very effectively and demonstrates strong commitment to his role as Chairman of the directors.

The Board are completely satisfied that there are no relationships or circumstances which are likely to affect or could appear to affect his judgement as a director. For these reasons, the Board recommends Harvey McGrath for re-election as a non-executive director.

Resolution 7
G R Moreno
Senior independent non-executive director
As a non-executive director Glen Moreno does not have a service contract with the Company. He joined the Board in 1994 with a wealth of expertise in the fund management industry having been Chief Executive of Fidelity International, a company of which he remains a non-executive director. In October 2005 he became non-executive Chairman of Pearson plc. He serves on the Audit and Risk, Nomination and Remuneration Committees and was Chairman of the latter until September 2002. As Glen Moreno has served as a director for more than nine years he now retires annually and is subject to a rigorous annual review not only of his performance but also of his independence. The Board has concluded that he continues to make a significant, valuable and challenging contribution to both governance and strategic issues whilst demonstrating a continued strong commitment to his role. Notwithstanding his length of service, the Board, including all the other members deemed independent, is completely satisfied that Glen Moreno remains independent in character and judgement and that there are no relationships or circumstances which are likely to affect or could appear to affect his judgement as a director. For this reason the Board continues to recognise him as the senior independent non-executive director and recommends him for re-election as a non-executive director.

Man Group plc
Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England No. 2921462

On 30 March 2007 the Group Board announced the proposed Initial Public Offering on the New York Stock Exchange of a majority interest in Brokerage, to be renamed 'MF Global'. The IPO is expected to take place in the third calendar quarter of 2007, subject to shareholder approval and market conditions remaining favourable. As a result, Brokerage has been reclassified as a discontinued operation in these financial statements. Following the IPO, and subject to shareholder approval, the net proceeds will be distributed to shareholders in the fourth quarter of the calendar year. Also at this time the Board will inform shareholders of the appropriate changes to the Group's capital management and distribution policy.

$61.7bn

Funds under management of $61.7 billion at 31 March 2007 (including private investor FUM of $36.6 billion), up 24% from last year

63.9 cents#

Diluted earnings per share on total operations* up 25% to 63.9 cents•

$257m

Brokerage (discontinued operations) profit before tax and exceptional items up 69% to $257 million

$15.9bn

Record fund sales in the year of $15.9 billion, including private investor sales of $8.6 billion

$943m

Recurring net management fee income up 34% to $943 million

50.8 cents#

Diluted underlying earnings per share†+ up 42% to 50.8 cents•

$1,284m

Statutory profit after tax on total operations up 27% to $1,284 million

$358m

Net performance fee income down 20% to $358 million

20.0 cents

Dividends relating to the year up 40% in US dollar terms to 20.0 cents~

$1,301m

Profit before tax on Asset Management (continuing operations) up 13% to $1,301 million

55.4 cents

Diluted earnings per share on continuing operations* up 15% to 55.4 cents

Over $65bn

Post year-end development – funds under management currently estimated to be over $65 billion

* A reconciliation of earnings per share is shown in Note 9 to the financial statements.
† Underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income. It therefore excludes net performance fee income in Asset Management and exceptional items.
+ The exceptional items in Brokerage are discussed in the Financial Review on page 45.
~ Dividends per share represent the interim paid and final proposed dividends relating to the year.
• The Company sub-divided each ordinary share into six new ordinary shares with effect from 14 August 2006. The comparative earnings per share, dividends per share and number of shares in issue figures have been restated accordingly.

Contents

	March 2007	March 2006
Funds under management	**$61.7bn**	$49.9bn
Asset Management net management fee income	**$943m**	$704m
Asset Management net performance fee income	**$358m**	$450m
Profit before tax – continuing operations	**$1,301m**	$1,154m
Brokerage – net income before exceptionals	**$257m**	$152m
Brokerage – exceptional items+	**$6m**	($70m)
Profit before tax on total operations	**$1,564m**	$1,236m
Taxation>	**($280m)**	($222m)
Statutory profit after tax	**$1,284m**	$1,014m
Diluted earnings per share*#		
Continuing operations	**55.4c**	48.3c
Total operations	**63.9c**	51.0c
Underlying† – total operations	**50.8c**	35.7c
Underlying† – continuing operations	**42.0c**	30.6c
Dividends per share~#	**20.0c**	14.3c
Post-tax return on equity	**30.9%**	33.5%
Equity shareholders' funds	**$4,539m**	$3,569m
Diluted weighted average number of shares#	**2,051m**	2,056m

* A reconciliation of earnings per share is shown in Note 9 to the financial statements.
† Underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income. It therefore excludes net performance fee income in Asset Management and exceptional items.
+ The exceptional items in Brokerage are discussed in the Financial Review on page 45.
> The 2007 taxation charge includes a $12 million charge relating to the exceptional items in Brokerage. The 2006 taxation charge includes a $42 million exceptional tax credit, $22 million of which relates to the exceptional items in Brokerage with the remainder relating to Asset Management.
~ Dividends per share represent the interim paid and final proposed dividends relating to the year.
# The Company sub-divided each ordinary share into six new ordinary shares with effect from 14 August 2006. The comparative earnings per share, dividends per share and number of shares in issue figures have been restated accordingly.

	IFRS		
	2007 $m	2006 $m	2005 $m
Income statement – continuing operations			
Profit before exceptional items	**1,301**	1,154	720
Exceptional items	**–**	–	195
Pre-tax profit	**1,301**	1,154	915
Taxation	**(191)**	(194)	(132)
Profit for the year	**1,110**	960	783
Income statement – discontinued operations			
Profit before exceptional items	**257**	152	143
Exceptional items	**6**	(70)	–
Pre-tax profit	**263**	82	143
Taxation	**(89)**	(28)	(41)
Profit for the year	**174**	54	102
Earnings per share (diluted)			
Continuing operations	**55.4c**	48.3c	38.8c
Continuing and discontinued operations	**63.9c**	51.0c	34.5c
Underlying – total operations	**50.8c**	35.7c	30.3c
Underlying – continuing operations	**42.0c**	30.6c	24.5c
Balance sheet ($m)			
Net cash	**1,832**	1,301	1,011
Net assets	**4,563**	3,577	2,712
Other statistics			
Post-tax return on equity	**30.9%**	33.5%	29.8%
Ordinary dividend per share	**20.0c**	14.3c	11.0c
Funds under management	**$61.7bn**	$49.9bn	$43.0bn
Average headcount – continuing operations	**1,548**	1,364	1,129
Average headcount – discontinued operations	**3,174**	2,067	1,759
Sterling exchange rates			
Average	**0.5280**	0.5600	0.5417
Year-end	**0.5079**	0.5759	0.5298

Funds under management ($ billion)



26.1
38.5
43.0
49.9
61.7
03
04
05
06
07

Underlying pre-tax profit ($ million)[1]



355
579
742
856
1,200
03
04
05
06
07

Ordinary dividends per share (cents)[2]



6.0
8.5
11.0
14.3
20.0
03
04
05
06
07

1 Full definition as per footnote † on page 2
2 Prior to 2005 dividends were declared in sterling. The chart far right shows the US dollar equivalents at the average exchange rate applicable to each year. Also, following the share split in August 2006, the historic dividend per share figures have been divided by six.



"Man Investments' overall sales for the year were a record $15.9 billion, helping drive assets under management up 24% to $61.7 billion."

I am pleased to report on what has been another excellent year for the Man Group with pre-tax profit up 27% at $1,564 million. Both Asset Management and Brokerage have performed strongly, enabling us to achieve our key financial targets by delivering an increase in underlying earnings per share of 42% and a post-tax return on equity of 31%.

Reflecting these results and our robust capital position the Board proposes a final dividend of 12.7 cents (payable at the rate of 6.42 pence per share) for a total dividend for the year of 20.0 cents, an increase of 40%. Additionally, during the year we bought back 44,019,161 shares at a total cost of $375 million under our rolling buyback programme. Total shareholder return for the year to March 31 2007 was 38%, with an annual compound return of 25% per annum over the last five years.

In Asset Management, the year saw strong inflows and good performance for the industry. Man Investments' overall sales for the year were a record $15.9 billion, helping drive assets under management up 24% to $61.7 billion. Returns for our core investment managers during the year were mixed. Although all contributed to performance fees over the year, the overall level was less than last year, reflecting a lower contribution from AHL. Overall for the division pre-tax profit was up 13% to $1.3 billion.

In Brokerage, Man Financial benefited from the combination of very active markets, a client base augmented by the fully integrated Refco business and continued strong organic expansion. Together these developments drove higher volumes and strong growth in profitability with pre-tax profit before exceptional items up 69% year-on-year.

At the close of the financial year there were two significant developments – the announcement of our intention to separate the businesses, and the appointments of Stanley Fink and Peter Clarke as non-executive Deputy Chairman and Group Chief Executive respectively.

With regard to the first, we announced on 30 March 2007 that the Group Board, after a thorough review, had concluded that Man Financial and Man Investments would be best positioned to maximise future returns and growth opportunities by pursuing focused independent strategies and having appropriate individual capital structures. It is anticipated that both Man Group and MF Global's overall credit rating will be as good as the existing Group ratings. We therefore intend to separate the Brokerage business, and believe that significant value will be created for Man Group shareholders from such a transaction. The separation will be effected by an initial public offering on the New York Stock Exchange of a majority interest in the Brokerage business and this is intended to take place in the third calendar quarter of 2007, subject to market conditions remaining favourable and shareholder approval.

Man Financial will be renamed 'MF Global' with effect from the separation. Kevin Davis, currently Managing Director of Man Financial will become CEO of MF Global, Chris Smith will become COO and Deputy CEO and Amy Butte will be CFO. The non-executive Chairman will be Alison Carnwath.

We believe this separation from the Man Group will emphasise MF Global's commitment to specialty brokerage and enhance its position as the largest specialty broker in its markets. We also believe that having a public trading market for its shares will enable it to offer more attractive consideration to potential acquisition targets and to compensate its employees in a way that more closely aligns their interests with the business.

We have committed to distribute the net proceeds of the MF Global offering to our shareholders. It is expected that this distribution will be in a form which will allow shareholders to receive their share of the proceeds as either income or capital, at their option. The distribution will be subject to shareholder approval and is expected to take place in the fourth quarter of the calendar year.

The second significant development on 30 March 2007 was Stanley Fink's appointment as Deputy Chairman. In the seven years of his tenure as Group Chief Executive we have seen pre-tax profits grow from $181 million to $1,564 million; assets under management from $4.7 billion to $61.7 billion; and the Group's market capitalisation from £1.3 billion to £10.4 billion. These numbers reflect a series of remarkable accomplishments which have both added substantial value for our shareholders and helped change the shape of the investment management industry. Many congratulations and thanks to Stanley for his outstanding contribution, and indeed to all of his executive team across the Group who have played a part in this success. Congratulations as well to Peter Clarke who starts his tenure as Chief Executive at a challenging and exciting time in the development of the Group with all of our best wishes for success.

With respect to other Board changes, during the year we saw the departure of Jonathan Nicholls on 20 July 2006 as a non-executive director following his appointment as an executive director at Old Mutual plc. We thank him for his contribution during his two years on the Board. Effective 31 May 2007, we were pleased to welcome Kevin Hayes to the Board as Finance Director, and wish him every success in his new role.

Funds under management are currently estimated to be over $65 billion, up $3.5 billion since the end of March, reflecting in particular, strong investment performance and further sales momentum. With recent positive performance across our core managers, and a strong pipeline of forthcoming product initiatives, the Board is very confident about the prospects for the coming year.

Harvey McGrath
Chairman



"Our people are our key asset. Attracting the best talent, motivating them to excel, retaining them and ensuring that they progress in their careers is a key focus of senior management across the Group."

The proposed separation of our Brokerage business is confirmation of the Group's success in developing market leading businesses and its focus on building shareholder value. The separation also provides a unique opportunity for the Group to restate its long-term business strategy. The Man Group has a tremendous history of performance, for our fund investors, our shareholders and other stakeholders. Our continued focus is on driving forward this success on a balanced and sustainable basis to generate continued growth, address changing markets and create further shareholder value. The core components of our business model to achieve these objectives are:

- People
- Product innovation
- Distribution network
- Investor services
- Governance and risk management
- Performance

Our people are our key asset. Attracting the best talent, motivating them to excel, retaining them and ensuring that they progress in their careers is a key focus of senior management across the Group. Man's long established presence in alternative investments has enabled us to assemble a broad and deep range of talented people, with focus and experience. This year we launched a well received global staff survey to capture the thoughts and motivations of all our people and to develop opportunities for personal advancement and career progression within Man.

Our colleagues in the business have a direct impact on fund performance for our investors and a motivation and focus to create high quality products for investment. Their direct contribution to shareholder value is given focus through the Group's share programmes which actively promote share ownership across the business.

Product innovation allows us to develop an extensive and flexible range of investment products to meet the risk, return, liquidity and other requirements of our investors worldwide. We have developed a successful business model that utilises our ownership or preferred access to a wide range of portfolio managers specialising in alternative investment strategies, to offer investment performance with a low correlation to bond and equity benchmarks. This is combined with our portfolio construction capabilities and specialist structuring expertise to tailor products which meet investor demands, local regulatory requirements or tax treatment. This set of skills continues to be an important driver in our ability to maintain margins and extend the maturity profile of our funds under management, creating significant shareholder value.

Product innovation is a constant process. Through our relationships with distributors and direct dialogue with institutional investors, we understand prevailing investor preferences for risk and return, and can develop new products which meet these expectations. We provide a broad range of guaranteed and open-ended products across a large number of territories. Our long track record of investment performance and our focus on quantitative analysis allow us to select investment strategies and model product returns with high levels of confidence in expected performance over the long-term. We use our own capital in the search for new sources of return with low correlation to equity and bond benchmarks, seeding new managers, products and styles. Recently we have made proprietary investments in climate impact or environmental projects as part of the process of establishing performance track records for environmental investment products for investors.

The attraction of our investment products has fuelled strong demand and high levels of sales. To accommodate these strong asset inflows, we have focused on building out the range and capacity of specialist managers to whom client assets can be allocated. Our strategy is to use our long established reputation in the market to attract experienced investment managers, and the Group's strong capital position to acquire, seed and develop managers and products to grow our investment capacity. This ensures that we have the widest array of investment styles, with proven performance track records, available for our institutional investors and distributors.

Our distribution network is supported by the long-term relationships our sales force has with our distributors and our institutional investors. Our distributor network covers a wide range of the largest global and strongest regional financial institutions, who sell our product to their clients for a fee. The continued trend towards 'open architecture', where financial institutions market products from a variety of sources, has provided us with enhanced investor access. Our focus in alternatives means that we do not generally compete with our distributors, allowing us to develop long-standing and closer relationships. This worldwide distributor network offers us scale, flexibility and efficiency in the distribution of our products.

Our strategy is to continue to grow the number of distributors and to focus on those distributors with strong franchises, high standards and an international presence. We also ensure that we take advantage of regional opportunities with local partners to broaden our network. An expanding network of regional sales offices around the world is responsible for servicing new markets and maintaining and expanding our distributor relationships.

The institutional investor sales team is focused on delivering products to the largest and most sophisticated professional investors. Our strategy is to continue to grow this sales force and broaden the product coverage. These strategies will result in our distribution network creating continued growth in funds under management and breadth of product offering, providing revenue growth and creating shareholder value.

Investor services standards of the highest level are essential to support our investors and our distributor relationships. Quality in investor services is instrumental in growing our distribution network and ensuring that our global launches have been successful. Through a number of technology enabled solutions we have enhanced the efficiency of distributor processes and the quality of client reporting. The institutional investor experience in particular relies on high standards of performance reporting and risk analysis. This dialogue with distributors and institutional investors provides us with regular feedback on products and strategies. This service platform provides us with a competitive advantage and will be a focus for continued investment.

Service is an essential part of our growth strategy. Its success is reflected in the quality of our funds under management as measured by both strong product sales and low redemption rates. Twin focus on growth from new investors, and stability in existing investors, creates increased funds under management and long-term, sustainable shareholder value.

Governance and risk management are essential components of both the investment management process for our investors and our approach to maintaining a high quality sustainable business for shareholders. Our corporate reputation is fundamental to our business, and maintaining our corporate integrity is the responsibility of everyone in the Group. Underlying our strategy is a strong focus on governance and requirements for high levels of ethical behaviour which runs through our businesses. The importance of our reputation is highlighted by the focus that governance and reputational risk is given within the Risk Management and Corporate Responsibility sections of this Report. Our recent global staff survey confirmed that staff recognise and respect the value of Man's reputation and the importance of their behaviour in protecting it. In a highly regulated environment we view the maintenance of high standards of ethical conduct and best business practices as a competitive advantage in the market. We therefore work closely with global regulators to ensure that our sector operates effectively in the context of the overall financial market.

Risk management is an essential competency at the portfolio manager, business and Group level. Active risk management throughout the Group mitigates the risk arising from market, credit, liquidity and reputation risk. Our strong capital position, both in terms of equity capital and debt resources, ensures that we have financial security across differing cycles and market conditions.

Our strategy is to maintain a degree of excess capital and substantial liquidity resources to give us flexibility both to continue to fund growth, and to operate the business effectively under stress situations. We actively manage our equity base and carefully evaluate the opportunities to invest our excess capital against returning it to our shareholders. This financial flexibility ensures that we have access to the resources necessary for long-term growth.

Performance is the measure of the successful execution of our strategy. As an asset management business focused on alternatives, where the generation of performance is required to be incremental to the movement of the underlying market, we are constantly challenged to outperform. We are proud of our record of long-term performance for investors across our products. This track record has fuelled our strong growth in assets under management and provides the momentum for further growth.

Our focus on performance is not only for our product investors, but also for our shareholders. The Group's financial results continue to show the successful implementation of our strategy. Man's strong financial performance places it amongst the top performing FTSE 100 companies when measured by revenue growth, pre-tax margin, EPS growth, and return on equity. The Group's dividend has grown at a compound average growth rate of 33% per annum and the share price has grown at a compound average growth of 23% per annum, over the last five years.

The proposed IPO of MF Global will allow us to unlock substantial value, which we have committed to return to our shareholders. It will also provide focus on our leading franchise in alternative investment management. Our overarching strategy is to continue to grow our business franchise for the benefit of our investors, and to leverage our competitive strengths to create substantial shareholder value.

Asset Management

Asset Management in focus
Man Investments is a global leader in the fast-growing alternative investments industry with funds under management of $61.7 billion at 31 March 2007. It provides innovative products and tailor-made solutions to a diverse group of private and institutional investors worldwide. Through its multi-managers – RMF, Glenwood and Man Global Strategies, and through its single managers – AHL, Pemba and Bayswater, Man Investments has succeeded in developing leadership in hedge funds and has interests in other asset classes.

In its core hedge fund asset class, Man Investments distributes guaranteed products and open-ended products to private investors through a unique and extensive network of around 2,000 global and regional distributors. Institutional asset gathering is typically through direct relationships and is coordinated through dedicated relationship managers. Man Investments' track record stretches back more than two decades and defines the standard for excellence in an industry whose central goal is to provide diversification away from traditional equity and bond investments. Man has a powerful global presence, supported by strong product development and structuring skills, and an extensive investor service and distribution network.

Man Investments' robust market position has allowed it to continue to grow its profits with profit before tax in the year to 31 March 2007 up 13% to $1.3 billion. This was against a backdrop of challenging market conditions for the performance of our private investor products, as demonstrated by Man Multi-Strategy Guaranteed Ltd which was up by only 3.1% for the year. This was principally due to our exposure to the managed futures style, with AHL being down 4.8%. Our institutional products had more favourable returns with RMF recording +7.7%, in line with the HFRI Fund of Funds Composite Index.

Business environment
Historically, investors have had the majority of their investments in the large traditional asset classes of equities, bonds and cash. However, as investors and their advisers have become more sophisticated, demand has grown for other asset classes, particularly those with low correlations to equities and bonds. This makes sense for overall portfolio management and allows investors to improve the risk-adjusted returns of their total portfolios. These other investment categories include hedge funds, private equity, real estate and other physical assets such as commodities.

Man Investments is focused on hedge funds and ultimately we are providing products to investors who wish to gain exposure to this area. We are therefore in competition with other providers of similar hedge fund products. We are also competing with providers of other categories of investments given that investors are seeking to invest their portfolios in a mix of products that will give them attractive risk-adjusted returns.

Industry outlook
Conditions in the hedge fund industry continue to be very favourable. Net inflows were $163 billion in the year to March 2007, strongly up from $43 billion in the year to March 2006. Total funds under management at March 2007 were $1.7 trillion, up 32% on the previous year.

Even after allowing for an element of leverage, this still represents a small percentage of total investable assets worldwide. As can be seen from Figure 1, funds under management in the hedge fund industry, when measured against total investable assets (calculated as market capitalisation of all equity markets plus total debt securities as measured by the Bank for International Settlements), have only risen from 0.8% in 1997 to 1.4% in 2006. This relatively measured growth reflects the fact that the pool of investable assets has grown dramatically in recent years assisted by the increase in sophistication of global capital markets, of which the growth of hedge funds represents only one of a number of factors.

Projections for the hedge fund industry anticipate strong rates of growth at around 15% per annum. The fastest area for growth is projected to be on the institutional side, although actual inflows are still expected to be split equally between private investor and institutional, given the larger absolute size of the private investor funds under management.

Single manager hedge funds
The management of hedge funds remains very fragmented. The 10 largest managers have a cumulative market share of around 16%* and only 9% of hedge funds have more than $1 billion funds under management. Likewise, the industry remains relatively immature and only some 24% of hedge funds have been in existence for more than seven years. In this context, Man Investments stands out with a track record dating back two decades (see Figures 2 and 3).

Whilst the hedge fund industry continues to grow rapidly, with a large number of new entrants joining each year, there is evidence that there has been a gradual flight to quality with the largest managers benefiting at the expense of the smaller ones. The share of total funds under management (FUM) of the largest 100 hedge fund managers had grown from

Figure 1: **Hedge fund market share**
Historic and projections



$bn
%
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
5.0
4.0
3.0
2.0
1.0
0.0
+11%
+15%
+17%
94 95 96 97 98 99 2001 02 03 04 05 06 07 08 09 10
Hedge fund market share (% RHS)
Hedge fund and managed futures assets ($bn)

Source: Hedge Fund Research Inc. The Barclay Group, World Federation of Exchanges and Bank for International Settlements.
Note: Hedge fund market share measured against total investable assets (calculated as market capitalisation of all equity markets plus total debt securities as measured by BIS). Projections for growth of hedge fund assets are estimated as the average of forecasts from Greenwich-Van, Grail Partners, Datamonitor and Financial Research Corp.

Figure 2: **Estimated % of funds by asset size**
March 2007



1 <$10m 15%
2 $10m–$25m 15%
3 $25m–$100m 29%
4 $100m–$200m 13%
5 $200m–$500m 13%
6 $500m–$1bn 6%
7 > $1bn 9%

Source: Hedge Fund Research Inc.

Figure 3: **Estimated fund age**
March 2007



1 <1 Year 7%
2 1 to <2 Years 13%
3 2 to <3 Years 16%
4 3 to <5 Years 25%
5 5 to <7 Years 15%
6 > 7 Years 24%

Source: Hedge Fund Research Inc.

Asset Management continued

45% at the end of 2001 to 58% at the end of 2005.* This implies that the top 100 hedge funds have grown their average funds under management at a compound annual growth rate of nearly 30%, from an average $2.6 billion, up to a current average of $7.1 billion.

Our principal single manager product remains AHL which had funds under management of $18.5 billion at the end of March 2007. In addition, we have 49 associated single managers sourced through our Man Global Strategies programme, with another $10.6 billion. We have this year chosen to highlight as new core managers both Bayswater, a quantitative global macro manager from our associated manager programme and Pemba, a European credit manager that was formerly part of RMF. The majority of the funds under management managed by both AHL and our associated managers are sold through our Guaranteed Products which are discussed below.

The largest hedge funds* in this segment include JPMorgan Asset Management ($34.0 billion), Goldman Sachs ($32.5 billion), Bridgewater Associates ($30.2 billion), D E Shaw ($26.3 billion) and Farallon Capital ($26.2 billion). With regard to managed futures to which we have a deliberate overweight, principally through AHL, the total funds under management in this style were $170 billion· at the end of 2006 and other leading managed futures players* were Campbell & Co with $13.8 billion, Graham Capital, $5.2 billion and Crabel Capital Management, $3.3 billion.

Fund of hedge funds

There is a second distinct segment of the hedge fund industry, in addition to single hedge fund managers, which are the fund of hedge funds managers, who typically earn an 'overlay' fee for structuring a portfolio of underlying hedge fund managers. This segment services two discrete markets – private investor and institutional. The single manager hedge funds discussed above typically have high minimum investment requirements and are generally not interested in dealing directly with private investors. However, private investors tend to have higher return targets whilst favouring more concentrated levels of managers and style exposures than institutional investors.

Man competes in both segments. The private investor segment is covered through Man's open-ended products which comprise around 15% of our total funds under management. The institutional segment represents around 40% of Man's total funds under management, but given that we only capture the overlay fund of funds fee, this institutional segment represents around 20% of the profits of Man Investments.

The top 142 fund of hedge funds†, which manage over $1 billion, collectively managed around some $820 billion at 31 December 2006, representing an increase of more than 28% compared to the prior year. This is in line with the growth of the overall hedge fund industry at 29% over the same time period. The fund of funds industry remains fragmented and there is a view that the mid-sized players will find conditions more challenging going forward. The top 10 managers, with a combined $263 billion of assets under management, grew 37% from the prior year, faster than the broader fund of hedge funds segment.

The other largest fund of hedge funds† in this segment include UBS ($43.4 billion), UBP ($34.6 billion), Legg Mason (Permal) ($28.6 billion), HSBC ($27.6 billion) and Julius Baer (GAM) ($27.7 billion). There is only one remaining independent fund of funds manager in the top 10, other than Man (Grosvenor Capital, the tenth largest, with $18.9 billion)* – seven are subsidiaries of banks and the eighth is part of the asset manager/broker Legg Mason. These managers owe their size and growth to a material degree to the allocation of discretionary assets from within their group affiliates. This trend seems set to continue with a number of fund of funds players having been acquired by banks in recent years. And growth continues to be very strong for most hedge fund of funds whatever their size.

Our largest fund of funds manager is RMF, which had funds under management of $24.2 billion at the end of March 2007, the bulk of which is sold to institutional investors. In addition, we also have Glenwood ($6.4 billion), the majority of whose assets come from private investors.

† Source: InvestHedge, which ranked largest fund of hedge funds at end December 2006.
* Source: Absolute Return magazine, which ranks all managers that hold over $1 billion at January 2007.
· Source: Barclay Group
* Source: Alpha magazine, which ranks the largest 100 hedge funds at the end of each calendar year.

Guaranteed products

The final and smallest segment of the hedge fund industry is the guaranteed products segment, a relatively small niche within the hedge fund industry. This area also overlaps with the more generic guaranteed products market to a limited extent. The latter is essentially dominated by the major banks who structure products on a wide range of underlyings of which hedge funds is one of the smaller categories.



Man Investments
R•M•F
GLENWOOD
ManGlobal Strategies
AHL
Pemba
CREDIT ADVISERS
Bayswater
Asset Management LLC
Multi-Managers
Single Managers

The bulk of their business is focused on equity index underlyings with fixed income and, most recently, commodities being the most important. The guaranteed products area as a whole is booming, growing by at least 20% to 30% in volumes a year since 2000, according to bankers in the industry. Given the over-the-counter (OTC) nature of most of the guaranteed products market, definitive figures are difficult to obtain. Sales of guaranteed products for the 12 months ended 31 December 2005 were estimated to have been around $270 billion,* with over half of this being within Europe and the rest evenly split between the North America and Asia.

*Source: BNP Paribas

Reasons for investing in guaranteed products

Superior returns/leverage	31%
Capital protection	29%
Diversification	25%
Tax advantages	8%
Other	7%

Source: Structured Products World 2007

Given that hedge funds are a small segment of the guaranteed products market, the majority of competitors in this segment are primarily product structurors, represented by most of the major banks. However, only a very limited number of the banks, most notably Société Générale (through Lyxor) and BNP Paribas, have teams that are specialised in hedge fund underlyings. Man is by far the largest player in this segment with funds under management of $27.6 billion. To put this in perspective, Lyxor have some €20 billion* of funds under management in guaranteed products, only a small portion of which is in hedge fund underlyings.

* Source: Lyxor website

Man is unusual in the guaranteed products segment in that we are not only focused on hedge funds but we are also involved in all three parts of the process, not just product structuring but also investment management and distribution. This allows us to capture a much larger part of the value chain and gives rise to a much higher profitability per dollar of fund invested. As a result, the guaranteed products segment represents our largest segment generating the majority of our revenues and profits.

Over the last three years, our three segments have grown rapidly as shown in Figure 4 below.

Regulation

The barriers to the distribution of hedge fund products onshore remain significant and a material proportion of hedge fund sales remain focused on the offshore market. However, regulators in a number of countries have been gradually introducing legislation to establish frameworks for onshore hedge fund markets in terms of the customers that are able to invest in them, their marketing and their taxation.

Whilst commentators focus on the issue of regulations, often the bigger hurdle to selling hedge funds onshore is the fiscal treatment. It remains common for countries to penalise hedge funds in comparison to mutual funds in the treatment of unrealised, as well as realised, gains – although progress is being made here too. However, there is clearly some way to go as regulators seek to develop rules and practices that reflect the size and influence of hedge funds.

Factor analysis

Recently, a small number of funds have been launched by banks which claim to be able to use factor analysis to replicate hedge fund returns. There is an argument that if these approaches can indeed mimic the returns of the hedge fund industry as a whole, this could take sales away from the fund of hedge funds industry. Man has developed a number of these factor models, although to date it has used them exclusively for monitoring the performance of its hedge fund investments, and in this regard they could represent potential benchmarks for investors.

The money invested in the investable funds is small and they remain relatively new and unproven as beta replication does appear challenging. In particular, it is an open question as to what proportion of hedge fund returns can be obtained via these betas in live trading. It is also likely that these approaches, should they eventually prove successful, would appeal to a wider universe of institutional investors than currently invest in hedge funds, thus increasing the pool of potential investors.

Figure 4: **Funds under management**



Institutional
Open-ended
Guaranteed product
$bn
60
50
40
30
20
10
0
CAGR
+14%
+13%
+21%
44.2%
6.2
16.1%
15.3
39.7%
40.7%
9.0
27.6
44.7%
2004
2007

John Morrison

John Morrison began his career in the hedge fund industry in 1986 when he launched Australia's first multi-manager hedge fund. As a pioneer of the industry in the Asia-Pacific region, he has witnessed first-hand the role played by Man Investments in helping turn the world's fastest-growing asset class into a $2 trillion global business.



"I met Stanley Fink for the first time in early 1996, soon after he was appointed CEO of Man Investments," he recalls. "He had a vision for this business that went well beyond what anybody else had at the time, in terms of investment in AHL technology and of structuring innovative products. Under his leadership Man has grown from a diversified commodity business to be one of the largest hedge fund providers in the world, a remarkable achievement." Between 1995 and 2004, John headed the fund management business at Australia's Ord Minnet Strategic Investments, later to become Man Investments Australia. In August 2005 he was appointed CEO of Man Investments, where he continues today, based in Man Investments' offices in Pfäffikon, Switzerland. At the helm of Man Investments, John has taken the Company to new heights, including an industry record $2.3 billion launch of a public fund. The Company has set new marks for funds under management and for company profits. He has built on the entrepreneurial spirit and the innovation evident throughout the long history of Man.



John has invested heavily in client services with the goals of continuing to reduce redemptions and of giving clients the high level of service they expect from a leading asset manager.

"We are developing a new open-ended, electronic platform to give our investors the sort of comprehensive service they would receive from a traditional platform," he explains. "It should be just as easy to buy a hedge fund as it is to buy stock, a property trust or an investment trust."



The hedge fund industry, John says, presents a range of challenges with its wider range of products, rapid growth in new fund managers and new markets as well as increased demand for transparency. He is confident Man Investments will build upon the depth and quality of its management and continue to deliver the performance and product innovation its investors demand.



"As a FTSE 100 company we have the banking relationships and the balance sheet to structure new products to ensure we stay at the forefront of innovation and to invest our capital in seeding new managers and strategies that our clients can then benefit from," John says.

In addition, we also have reporting obligations to other regulators with regard to certain onshore registered products. The environment in Europe remains complex as national regulators adopt differing approaches. The Markets in Financial Instruments Directive (MiFID) will see a common regulatory framework for Europe's securities markets adopted by all member states from 1 November 2007. Whilst there has been little appetite to create new regulations specifically focused on hedge fund managers, a number of regulators have focused instead on product regulation.

Regulators in several jurisdictions including France, Germany, Ireland, Luxembourg, Austria, the Netherlands, Switzerland, Italy and, most recently, Spain have allowed onshore hedge funds or fund of hedge funds – although the fiscal treatment is lagging behind in a number of jurisdictions. Most jurisdictions have permitted retail investors to acquire carefully regulated funds of hedge funds, while public distribution of single manager hedge funds in a number of jurisdictions is limited to a more elite group of wealthy investors.

The UK FSA released a consultation paper in March 2007 proposing the implementation of a regulated fund of hedge funds regime which would allow fund of hedge funds products to be offered to retail investors in the UK. However, the implementation of this regime is subject to satisfactory resolution of the fiscal treatment of such products. Whilst there do not appear to be any plans for EU-wide hedge fund rules the EU Prospectus Directive is proving helpful in facilitating a common approach to the distribution of securities or closed-ended funds. In the first quarter of 2007, the Man MGS Access Index Notes were successfully offered under the Prospectus Directive simultaneously in 12 European countries. Also, the Commission is currently considering changes to the current framework including making the single market work for the end investor – this work will include examining the steps that need to be taken to establish a common private placement regime.

In Asia there has also been a move towards allowing hedge funds to market to retail investors. Hedge funds can now be widely marketed to investors in Australasia, Hong Kong SAR, Japan and Singapore. In Australia and Japan, hedge funds can be marketed to the public once they have been registered under applicable legislation.

In Japan, the deregulation of investment fund distribution back in 1998 appears to have stimulated the historically conservative banking channels to move into more sophisticated products. In Hong Kong SAR and Singapore, the regulators have implemented systems that seek to protect investors through minimum investment levels. There is also the possibility of onshore registration, which we have successfully pursued in Hong Kong SAR. Whilst Taiwan remains an important hedge fund market, recently there have been some uncertainties created by ongoing regulatory changes. Korea remains a market with huge potential for hedge fund sales and we are starting to see some of this potential realised through recent inflows, with Indonesia and Malaysia having longer term potential. China and India have a regulatory structure which makes it extremely difficult for us to access their onshore markets, although there are some medium-term alternatives which we are pursuing. In the Middle East the regulatory authorities in Dubai, Bahrain and Qatar have all been consulting on their funds regimes, again with the objective of opening up their onshore markets.

In North America, progress has been more mixed. The USA remains a major investor in hedge funds, having historically been represented by ultra high net worth private investors and some endowments and, more recently, institutions. However, the mass affluent market has not yet taken hold, partly because of cultural reasons due in large part to a strong 'equity culture' and partly to regulatory and fiscal impediments. Whilst some progress has been made, for example in the establishment of Registered Investment Company fund of hedge funds, these have been structured as low return, low risk vehicles that have more limited appeal to the mass affluent market, particularly in a period of strong equity returns. In addition, fiscal impediments remain; for example, taxes owed on gains even if no distributions are made and much of the returns being taxed at ordinary income rates. Some of these impediments are administrative, including the need to file multiple state tax returns, where the fund of funds has investments in hedge funds domiciled in multiple states, and the need to apply for tax reporting extensions. Canada has maintained a more open attitude to hedge funds and we are hopeful that our recently opened office in Toronto will enable us to continue to access this growing market.

Man Investments has a total of 17 regulatory relationships globally that include:

UK – Financial Services Authority (FSA)

USA – Securities and Exchange Commission (SEC)

Canada – Ontario Securities Commission (OSC)

Switzerland – Swiss Federal Banking Commission (EBK)

Hong Kong – Securities and Futures Commission (SFC)

Australia – Australian Securities & Investments Commission (ASIC)


FSA

Investment Analysis London

Every month the Investment Analysis department is responsible for producing over 700 reports with details of the performance of all of Man Investments' products.

The department is headed by Sarah Mallion, and is split into three teams. The Performance Analysis team works closely with Man's regional sales teams, responding to investor queries and providing them with everything from product performance analyses to presentation material. The Performance Reporting team provides commentary and reports on each and every Man Investments product for distribution to institutional and private investors. The Data & Production team is responsible for supporting the department with material layout and system support capabilities.

"By working closely with the sales managers, we can provide a high level of client service to our institutional investors and joint venture partners to help them access the most relevant information to support their investments," says Sarah.

Sarah, who joined Man Investments the week after she graduated from university in 1997, has witnessed first-hand the growth of Man over the past decade.

The department has recently replaced its entire database to bring together all reporting and product performance content onto one system. "It's all about offering our clients the best reporting with the best content in the marketplace," says Sarah.









Investors

Private investors

Ultra high net worth private investors have been buying offshore hedge funds by way of private banks or through the establishment of family offices for many years alongside endowments. These investors typically invest directly in the hedge fund managers and are not interested in buying fund of funds or guaranteed products. Some of these investors have even developed sufficient expertise over the years to become competitors. Although some of these investors do invest in AHL directly, Man has chosen not to target this segment to date as we would rather focus our high quality single manager product on our guaranteed products.

Historically Man has catered principally to the high net worth or private banking market. Man has focused on this segment given its potential for growth. This market has gradually moved away from the standard fund of hedge funds product. Instead these investors have been attracted to focused fund of funds or themed portfolios as well as guaranteed products that offer higher returns and good risk adjusted portfolios. These products are frequently a replacement for equities and typically offer high single digits or low double digits percentage returns. Investors in this market are happy to take risks so long as they can understand them but remain cautious of single managers. Their investments are viewed as part of their overall portfolio management – not just as standalone investments.

However, as investors have grown more sophisticated and the hedge fund industry has matured, mass affluent or mid-market investors have also become important buyers of our products. These investors might have around $1 million of investments and would typically rely on their distributor for advice. These investors historically would only have invested in standard fund of funds. However they are gradually becoming more adventurous and seeking out more concentrated portfolios and looking for style funds. Frequently these investors will know more about hedge funds than their distributors and one of Man's objectives has been to work with the distributors to improve their knowledge of hedge fund products.

Man's private investors are truly global and cover all the regions.

Figure 5 below shows the funds under management split across the different geographies.

Man's proposition to investors is to provide diversification opportunities away from traditional equities and bonds, targeting 10-20% of their portfolios. Investors are attracted to the conservative product structuring and the long and successful track record. Excluding Australasia, we have around 45,000 private investors and the current level of average investment is around $300,000 in each product and investors are typically buyers of multiple products (see Figure 6).

In addition, we have a distribution operation in Australasia, Man Investments Australia, based in Sydney. They have some 125,000 underlying investors with a more typical retail profile and a current average investment of around $35,000.


Strong and solid.
AHL
Guaranteed

Rhino Fund – the first guaranteed managed futures fund launched by AHL in Hong Kong.

Figure 5: **Private investor FUM by region FY07**


1 Japan 23%
2 Australia/NZ 12%
3 SE Asia 8%
4 Switzerland 15%
5 UK 6%
6 Benelux 6%
7 Germany 4%
8 Rest of Europe 8%
9 Latin America 6%
10 North America 4%
11 Middle East 6%

Figure 6: **Average per investor**


$
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2001 2002 2003 2004 2005 2006
Average investment per private investor in our quarterly global launches











Distributor Services

Based in Pfäffikon, Switzerland, Intermediary Services, or 'ISE', employs 30 people. The group provides support and account management services to Man's 2,000 distributors around the globe.

The group's Intermediary Administration team works in close liaison with Man's regional distribution offices and is primarily responsible for the signing up of new distributors and for providing administrative support to existing distributors, while the Intermediary Accounts team oversees the payments of commissions to Man's distributors.

As Man's network of distributors has grown, so too have the responsibilities of the ISE group, says Peter Holmes, Manager of ISE: "The growth of Man Investments has been phenomenal. Growth in the number of products, the number of investments and the number of distributors has cumulatively had an enormous impact on our work in ISE and the value of service we strive to offer."

This year ISE will launch a major enhancement to its administrative systems called the Automated Commissions Payment project, or 'ACP'. The project, which will be rolled out over a 12-month period, will allow ISE to deliver enhanced support services to its distributor network whilst providing ISE with a tool that is scalable for managing the Company's future growth.

"This is a very exciting development for us," says Peter. "The ACP enhancements will provide more accessible, real-time support that benefits our distributor relationships and, ultimately, the thousands of investors that invest in our products every day."

Distribution

Man Investments' sales force has a truly global reach with some 300 employees serving investors and distributors in over 100 countries through regional offices and central sales support. This presence has been built up over many years with most of the offices having been established between the mid-80s and the mid-90s. This has resulted in long-term relationships and outstanding local knowledge.

During the year, we opened a new distribution office in Toronto, Canada with a team of professional staff with significant experience in the alternative investments industry. We continue to see exceptional opportunities in Canada, with a rapidly growing appetite for our brand of products, having already raised around $400 million through Canadian asset manager BluMont Capital. Our new operation will build on this experience and broaden the range of alternative investment products available in this market.

Man distributes to private investors through a unique and extensive network of around 2,000 global and regional distributors who are responsible in all respects for distribution of the products to end investors. There is a correlation between the number of distributors and the level of private investor sales. Man has a large pool of potential distributors at different stages of discussion with various parts of our sales organisation (see Figure 7).

The size of the distributors has grown along with the corresponding depth of hedge fund demand that each represents. The challenge has become not only to sign up new distributors but, as importantly, to continue working to access the full potential inherent in each distributor. In addition, we have consciously chosen to upgrade the quality of our distributor network, to include only those distributors that meet our high standards.

By working with high quality distributors we ensure our investors are receiving good advice, and working with organisations that understand their investors' needs and, above all, understand their appetite for risk. If the distributors are getting this right, they will be placing the right product with the right investor. This helps to ensure not only repeat business but longer term investors and a correspondingly lower redemption rate.

The distributor network covers all continents and time zones.

The private investor network includes major global financial institutions as well as important regional players and includes retail and private banks, asset managers, brokers and professionals (see Figure 8).



16
2
3
4
1
5
6
7
8
9
10
11
12
13
14
15

No.	Location	
1	Bahamas	■
2	Chicago	■
3	Toronto	■
4	New York	■
5	Montevideo	■
6	Dublin	□
7	London	□■■
8	Guernsey	□
9	Switzerland	□■■
10	Bahrain	■
11	Dubai	■
12	Hong Kong	■
13	Tokyo	■
14	Singapore	■
15	Sydney	■■
16	San Francisco	■

Central operations

London – Investment management HQ
Switzerland – Global relationship services, marketing and product structuring
Dublin – Shareholder services
Guernsey – Administrative services

Regional offices

Bahrain and Dubai
Hong Kong
London
Montevideo
Switzerland
Sydney
Tokyo
Toronto

Investment management units

Bahamas
Chicago
London
New York
San Francisco
Singapore
Switzerland
Sydney

Figure 7: **Private investor sales**



$m
No.
10,000
8,000
6,000
4,000
2,000
0
2,800
2,400
2,000
1,600
1,200
1,200
800
400
0
150
218
285
395
504
607
709
757
805
892
1011
1148
1282
1484
1644
1782
1860
1885
1895
1962
2007
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
No. of distributors
Annual private investor sales ($m)

Figure 8: **Distributors by type**
March 2007



1
2
3
4
5
1 Bank 44%
2 IFA/Brokers 35%
3 Asset managers 12%
4 Professional 5%
5 Other 4%





Man Investments Japan

Man Investments has had a presence in Japan stretching back nearly 20 years. It provides alternative investment products to private investors, pension funds and financial institutions through distributors such as banks, securities brokers, and discretionary investment managers across the region.

As one of Japan's largest providers of alternative investment products, Man Investments Japan has witnessed unprecedented growth in recent years, but no more so than among Japanese private investors who are increasingly turning away from traditional cash and bank deposits to investments which promise better yield opportunities.

"With more than $13 trillion in financial assets, Japanese households are still relatively unfamiliar with alternative investments, but this is evolving," says Hidehiko Hayashi, President of Man Investment Securities Japan.

Guaranteed investment products like IP-220, which targets high returns while guaranteeing capital, are proving highly popular with Japanese consumers. "We're responding to the needs of Japanese investors who want access to targeted income and guaranteed capital strategies," says Hidehiko.

High-level client service is a key factor in Man Investments Japan's success. The [illegible]7-strong team works closely with its distributors, providing extensive marketing and customer support including educational seminars and sales sessions.







The top 25 distributors currently account for 41% of our private investor funds under management and the 25 highest selling distributors accounted for 39% of the private investor sales in the year to 31 March 2007.

Many of our larger distributors have some hedge fund capabilities, although many have had mixed success in this specialised area. Given the regulatory environment and the increasing sophistication of their clients, virtually all have now embraced open architecture to some degree. They and their clients are attracted to Man in particular given its scale, market access and track record. Man represents a highly regarded and focused hedge fund provider that does not pose a competitive threat outside hedge fund products.

Sales support

Besides building and maintaining relationships with existing and potential distributors, the sales team is responsible for ensuring investors receive exemplary after-sales service. This combination of global awareness and local insight enhances Man Investments' ability to offer unique investment opportunities and deliver a high level of service to customers.

Our focus on sales support includes:

- Established infrastructure and resources available to educate our distributor teams on all our products, allowing the distributors to focus on what they do best: servicing the needs of their clients;
- Strong relationships between our regional sales and consulting teams and our distributors to identify local investors' needs and highlight sales and training requirements within the partner organisation;
- High quality printed materials and web-based sales tools that allow our partners access to the very latest thinking on hedge fund investing and portfolio construction by Man's investment managers; and
- High levels of sales and product training for all our sales team members, including telephone and videoconferencing, support in holding investor seminars from our regional sales executives and, where appropriate, accompanied investor visits.





Man Investments Australia

With over A$6 billion under management across 28 OM-IP funds, Man Investments Australia is one of the leading providers of alternative investment products to private investors in Australasia.

Through an extensive network of independent financial advisers, Man Investments Australia maintains more than 125,000 investors in Australia, New Zealand and South East Asia. In 2007, Man Investments Australia launched OM-IP 2Eclipse, which combines the performance of Man's AHL Diversified Programme and an RMF portfolio accessing the RMF Asian Opportunities and RMF Commodity Strategies portfolios. It also launched its first open-ended fund, which provides retail investors with direct access to the AHL Diversified Programme.

"The Australian market has become quite sophisticated as a result of 10 years of participation in our guaranteed investments," says Gary Gerstle, Managing Director of Man Investments Australia. "Our investor base is quite varied and looking for ways to diversify their investment portfolios with alternative products."

The Sydney-based team spends much of its time on the road marketing products and is constantly seeking opportunities to talk directly to advisers. "There's no substitute for face time," says Gary. "It provides a different level of understanding and enables us to explain the Man story. We've held some 600 meetings between January and March to discuss OM-IP 2Eclipse."







We believe that customer support is a key area for ongoing investment of resource. We have now established a Marketing and Client Services unit to pull together all the various components of client service into one team. As part of this, we have also made good progress in our development of systems to enable the transfer of investor transaction processing activities to the regional offices. We are seeking to enhance client service and operational efficiencies through greater use of e-commerce tools as well as expanding the e-application platform to support open-ended products.

Institutional investors

Our institutional asset gathering is typically through direct relationships and is coordinated through dedicated relationship managers. Institutional sales are resourced through two conduits. There is a core institutional team that covers both Europe and North America, two of the strongest growth areas. In addition, our regional offices in Japan, Hong Kong, the Middle East and Australia have dedicated staff to serve local institutional investors.

The growth of the institutional business remains a key strategic objective for the division. To achieve this, we continued to expand the institutional team to meet growing institutional demand and to service our institutional investors. The team currently numbers around 25. The expansion of the institutional sales team has strengthened both client relationship management and client service and helped us to achieve record sales this year of $7.3 billion.

RMF continues to be our main focus on the institutional market and maintains a strong position in its core European and Japanese markets. In addition, we are focused on strengthening the position in the institutional market of our other core managers: AHL, Bayswater, Pemba, Glenwood and MGS. As well as targeting clients directly, our sales teams also cover the consultants who play an important role, albeit varying by region. The consultants include Mercer, Hewitt Associates and Watson Wyatt.

During the year, Man commenced the process of positioning RMF as our manager for the institutional market in the USA and Canada. Key hires have been made and a sales office has been set up in New York.

Having access to a full spectrum of investment capacity, Man Investments is in a strong position to offer institutional investors a wide range of solutions to meet their requirements. The core-satellite approach is a key part of this strategy, whereby investors can gain exposure to a broadly diversified portfolio of hedge funds through a fund of hedge funds, and then supplement this exposure with other niche strategies such as commodities, Asian opportunities, healthcare or new alternatives.

Man's institutional investors comprise a diverse group of over 250 major institutions. The 10 largest clients account for some 49% of funds under management and include important long-term customers such as Baloise and Gothaer. The 10 clients accounting for the largest sales totalled some 43% of the institutional sales in the year to 31 March 2007.

Historically, the majority of these have been Swiss and German based insurance companies and pension funds. This core area has continued to see good growth and now represents around $17 billion of funds under management. In recent years, Man has started to raise material amounts in other European countries. The most significant of these are the UK, Benelux, Italy and France where we have raised a combined $5 billion to date. The bulk of the remaining $3 billion of institutional funds under management are in Asia, principally Japan, with a small amount also in the Middle East and the USA.

Figure 9: **Institutional investor by type**
March 2007


1
2
3
4
5
6
1 Pension 36%
2 Insurance 31%
3 Bank 24%
4 Family Office 4%
5 Asset Manager 3%
6 Other 2%

Business Review Asset Management







Man Global Strategies

Since 1994 Man Global Strategies (MGS) has attracted some of the best managers in the industry by using proprietary capital to invest and trial them at an early stage. Each year, hundreds of start-up funds are sourced through Man's extensive network of global contacts, of which only a handful are selected to be tried and tested as part of a rigorous ongoing due diligence process.

"By investing proprietary capital early on we develop a unique, long-term business partnership with the most promising managers," says Alex Lowe, CEO of MGS. "They enjoy the benefits of being associated with a FTSE 100 company while we acquire a unique daily insight into their operations and their performance."

The division's integrated approach means MGS can monitor and secure meaningful quantities of future capacity for use by Man's clients, often when it is not generally available to other investors. While more established managers may be made available to investors immediately through the MGS 'style' platform, new managers are often trialled for six to nine months. The most highly rated managers become eligible for direct allocations and inclusion in MGS's concentrated portfolios.

"By the time managers become part of our concentrated portfolios we're generally able to make decisions on the back of two years of daily information input," says Alex. "Our managed account system provides us with a greater depth of understanding and focus on which to base our risk management and asset allocation decisions than is typical for a fund of hedge funds investment."

Products

Man has spent two decades understanding investor requirements, identifying opportunities and developing leading edge products and tailor-made solutions that cater to the varied needs of institutional and private investors. Our structuring expertise enables us to offer a broad range of product types. A commitment to responsive and open investor service goes hand in hand with our provision of products and solutions capable of robust performance. Investors are assured of a high level of disclosure of investment performance along with comprehensive, personalised product reporting. Whilst Man is ultimately responsible for delivering the investment performance of these fund products in this role, it should be noted that these fund products have independent boards of directors (or their equivalent in non-corporate structures) and they are run and operated separately to Man Investments.

The impressive risk-adjusted returns targeted are made feasible through the construction of a blended portfolio of lowly correlated investment styles and advisers. These typically have a material exposure to managed futures as well as a range of other hedge fund styles. Managed futures have a number of attractive characteristics that make them suited to their inclusion in a portfolio for a guaranteed product. They have favourable inherent cash utilisation requiring a low cash usage of typically 20% as well as a low correlation to traditional asset classes and other hedge fund styles. Academic studies have concluded that allocating to managed futures allows investors with a portfolio of stocks and bonds to achieve a substantial degree of risk reduction at limited costs. Managed futures also have positive skew and do not suffer from 'fat tails'.

Man has an offsetting 'underweight' in equity long/short which is partly a deliberate choice, given the higher beta typically associated with that style. It is also for cultural reasons; Man having a bias towards process driven quantitative strategies whilst equity long/short tend to be more people dependent, stock-picker operations (see Figures 10 and 11).

Guaranteed products

Man has a long track record of successfully developing and managing guaranteed products based on hedge fund underlyings that dates back to 1996, with the development of the Man-IP 220 family. Other successful product families have followed, including the Man Multi-Strategy, Man AP and, most recently, the Man MGS Access families, each of which offers different target risk and return ranges over the medium-term. The products typically target medium-term annualised returns in the low double digits to the high-teens, for a volatility ranging from high single digits to mid-teens.

Our guaranteed offerings provides principal protection in the form of capital guarantees, with a fixed life to maturity, monthly liquidity and increased investment exposure. These products all have guarantees valid only at the date of the maturity of the fund. Man has gradually increased the length of these guarantees in recent years from nine years in 2000 to current launches which have lives of over 12 years. The weighted average remaining life to maturity of these guaranteed products, taking into account redemptions to date and investment performance, was 9.7 years at the end of March 2007 and almost 83% of our guaranteed products had a life to maturity of over five years (see Figure 12).



alternative investments award

geld

Man AHL Diversified plc, winner of the 2007 Geld Alternative Investments Award for one, two and three years' performance.



RMF Convertibles Europe, winner of the Lipper Fund Awards Best Fund over Five Years for Europe, Switzerland and Germany.

HEDGE FUNDS
European Fund of Hedge Funds
AWARDS 2006
Winner

Man Global Strategies, winner of the Best Structured Product House for Europe in the Hedge Funds Review European Fund of Hedge Funds Awards 2006.



österreichischer dachfonds award 06

RMF Commodity Strategies, winner in Austria for one year performance at the Osterreichischer Dachfonds Awards 2006.

Figure 10: **Man style composition**


1
2
3
4
5
6
1 Equity long/short 15%
2 Relative value 18%
3 Event driven 13%
4 Managed futures 35%
5 Global macro 13%
6 Other 6%

Figure 11: **Industry style composition**


1
2
3
4
5
6
1 Equity long/short 34%
2 Relative value 21%
3 Event driven 18%
4 Managed futures 10%
5 Global macro 10%
6 Other 7%

Figure 12: **Guaranteed products – maturity profile**


83%
71%
>5 years
>7 years

Man's guaranteed products are sold for their long-term investment potential and, whilst we do offer frequent liquidity, we seek to encourage longer term holders. To this end, Man, rather than the investor, is typically responsible for paying the sales commission to its distributors – thus ensuring that 100% of the money raised from the investor goes into the product. However, as a quid pro quo, Man sets a redemption fee in the event of early redemption – typically covering the first six years on a sliding scale.

The most recent products have redemption fees of 4% in the first two years, 3% in years three and four, and 1% in years five and six. As can be seen in Figure 13 below, Man has redemption fees in place with 88% of its $27.6 billion of guaranteed products.

When we put together our guaranteed fund products, we need a high level of liquidity and, most importantly, transparency. We need that transparency because we perform active risk management over and above the usual risk monitoring. We are only able to do this because of the extensive range of managers with whom we have managed accounts, which provides daily data for over 90% of the funds under management in our guaranteed products. These managed accounts segregate our investors' assets away from the other money managed by the underlying manager whilst replicating the underlying performance of that manager.

Open-ended products
We also offer private investors an extensive range of open-ended products. These include niche products based on a particular theme through to fully diversified offerings. The more focused products include single strategy products based on a single manager, such as AHL or Bayswater, or a portfolio of managers such as Man RMF Event Driven Strategies which offers exposure to some 30 leading event driven managers. Broader style classifications are also available such as Man Arbitrage Strategies which offers exposure to a portfolio of complementary arbitrage strategies. Sector products include Man RMF Commodity Strategies which comprises a portfolio of hedge fund managers focused on base and precious metals, agriculture and livestock, energy and transportation, power and emissions. Products with a geographic focus include Man RMF Asian Opportunities.

More diversified products include Man RMF Four Seasons Strategies which offers exposure to five complementary hedge fund style sub-portfolios. Each sub-portfolio allocates to more than 20 leading managers, making for an overall product portfolio comprising more than 100 leading managers. In addition, Man offers additional structuring features on some products such as levered versions of existing products, such as the Man RMF Four Seasons Strategies 2XL.

Institutional investor products
With regard to institutional investors, Man has one of the industry's largest product ranges. Man is assisted in this by its almost unrivalled access to a diverse range of investment managers along with the structuring expertise to meet the requirements of institutional investors. The 'core-satellite' approach is becoming increasingly attractive for institutional investors whereby they supplement a diversified fund of funds portfolio with a series of focus funds specific to a sector, region or style. New focus funds included RMF Emerging Market Opportunities and RMF Longer Term Opportunities.

Figure 13: **Early redemption fees**
(% of current FUM of $27.6bn on which early redemption fees continue to be payable)


%
90
80
70
60
50
40
30
20
10
0
88%
80%
70%
52%
38%
Mar 07
Mar 08
Mar 09
Mar 10
Beyond Mar 11

Other innovative products included our fourth CDO structure as well as our first Collateralised Fund Obligation (CFO). This innovative product type, pioneered by Man Investments, combines Man's leadership in product structuring and transaction management with a highly diversified RMF portfolio. The RMF Four Seasons CFO issued five tranches of debt, and one of equity, at record low spreads for a CFO. The issue in effect raised money to be managed within the Four Seasons portfolio. This allowed investors either to gain leveraged exposure to the performance of the Four Seasons portfolio or to buy rated, attractively priced bonds secured by a fund of hedge funds portfolio.

Redemptions

Private investor redemptions are influenced by a number of factors that include the geography of the investor, the investment holding period and performance. These figures are particularly impressive when compared to other asset managers with the average US mutual fund having overall redemption rates of around 23%.

Figure 14 below shows sales and redemptions for our private investors as a percentage of average funds under management over the last five years. As can be seen from the chart, Man has driven its rapid growth rate not just through a strong level of sales but also through a consistently low rate of redemptions. And the margin between sales and redemptions remains material, driving increased assets under management, and in contrast to the mutual fund industry as a whole that has a relatively small margin as shown in Figure 15. Institutional redemptions tend to be more variable, principally because the investor base comprises a relatively small number of large customers. In addition, the figures are affected by switches, where an investor redeems from one fund and invests into another fund. Switches are accounted for as a redemption and a sale. Institutional redemptions averaged around 15% in FY07, which is in line with the prior year.

Maturities

Maturities of $0.3 billion relate to maturities of a number of funds including OM IP Series 3 and Athena Guaranteed Futures. The Athena Guaranteed Futures roll-over, for example, raised around $100 million, substantially in excess of the $28 million of funds under management at the time of maturity, proving yet again that the maturity of funds is a great marketing opportunity to raise new money off the maturity of a product with a long track record.

Private investor funds maturing over next five years

Year ending 31 March	Funds under management at 31 March 2007 $m	% of guaranteed products funds under management
2008	531	2%
2009	970	4%
2010	483	2%
2011	443	2%
2012	1,898	7%

Figure 14: **Sales and redemptions of private investor as % of mean FUM**


%
60
50
40
30
20
10
0
2003
2004
2005
2006
2007
Man private investor sales
Man private investor redemptions

Figure 15: **Sales and redemptions of private investor as % of mean FUM**


%
60
50
40
30
20
10
0
2003
2004
2005
2006
2007
Mutual fund sales
Mutual fund redemptions

Source: Mutual fund statistics from Investment Company Institute calculated as annual redemption and redemption exchanges from stock funds as a per cent of average total assets at the beginning and ending of period. Each period is represented by the year to March.

Business Review Asset Management


Welcome to RMF


R·M·F
Our products
About RMF
Research

RMF announced a significant upgrade to the website www.rmf.ch

Results for the year
Total sales for the year amounted to a record $15.9 billion with 54% of that relating to private investors and 46% to institutions. This compares to total sales of $9.1 billion in the previous year (see Figure 16).

Total redemptions during the year to 31 March 2007 were $6.6 billion of which private investor were $3.3 billion and institutional were $3.3 billion. Institutional redemptions comprised $3.2 billion in RMF and $0.1 billion in Glenwood.

Maturities of $0.3 billion relate to maturities of a number of funds including OM IP Series 3 and Athena Guaranteed Futures. Investment performance contributed $1.1 billion to the increase in funds under management. FX and other contributed a positive $1.7 billion, principally due to the weakening of the US dollar against the Euro, Swiss franc and Australian dollar.

Investment management

The firm's investment management is driven by its core investment managers. These comprise the multi-managers RMF, Glenwood and Man Global Strategies (MGS) as well as the single managers AHL, Pemba and Bayswater. Pemba is a European credit manager that was formerly part of RMF and Bayswater, a quantitative global macro manager, was sourced through the MGS associated manager programme. Central strategic oversight and development of these managers enable us clearly to position the core managers in the market.

Returns for our core investment managers during the year were mixed as shown in the table on the next page.

AHL had a mixed year. Starting the year at performance fee highs, it earned some good performance fees in April 2006 before encountering a poor summer. This was followed by a solid recovery through to early 2007 before it was caught by the market reversal at the end of February, leaving it showing a negative performance for the year.

RMF had a robust year and its performance was in line with the fund of funds indices. MGS' affiliated managers had a solid year, and on a strategy level, directional and arbitrage outperformed comparable industry indices. (see Figure 17).

All our investment managers contributed to the performance fee income for the year. However, net performance fees fell overall from the prior year due principally to weak performance at AHL. However, net performance fees being generated by the other managers continued to rise in absolute terms reaching $160 million, which represented 45% of the total performance fees. As can be seen from Figure 18, the performance fees generated from these managers in aggregate are less volatile than those generated by AHL.


R·M·F

RMF offers a broadly diversified fund of hedge funds portfolios and has one of the industry's largest product ranges in order to meet the specific investment objectives of institutional investors. This content has been attractive to institutional investors and increasingly has been applied to guaranteed and open-ended products directed at private investor channels. This has enabled it constantly to innovate and develop niche products. RMF also manages a range of highly diversified convertible bond funds which have a regional or global focus.

Figure 16: **Funds under management**


$bn
70
60
50
40
30
20
10
0
Total 49.9
21.1
6.9
(3.3)
(2.2)
1.1
(0.3)
1.7
Total 61.7
27.6
March 2006
Sales
Redemptions
Investment movement
Maturities
FX and other
March 2007
Guaranteed product
Open-ended
Institutional

Drawing on established relationships in the alternative investment community, RMF's teams are able to access high quality managers and practitioners. RMF has funds under management of $24.2 billion invested in over 300 underlying hedge fund managers, of which some 25 were added this year. The total pool of managers on whom we have performed due diligence is around 2,000. RMF has one of the industry's largest managed account platforms covering 48 managers and approximately one third of hedge fund assets. These managed accounts provide full transparency of the investment strategy, improved liquidity with no lock-up periods as well as increased control.

Since its establishment in 1992, RMF has developed solid, robust investment processes. It has 116 employees, of whom 26 are analysts evaluating hedge funds. Investment selection follows a bottom-up process based on a global research presence with due diligence analysts located in key financial centres. RMF follows a rigorous quantitative approach using proprietary tools and experience gained through 10 years of analysing hedge funds (see Figure 19).

GLENWOOD

Glenwood is a fund of hedge funds boutique with $6.4 billion in funds under management and 50 employees. It is known for its rigorously thorough due diligence process. Glenwood's differentiated bottom-up investment philosophy concentrates on investing with exceptional fund managers and traders. Style allocation is driven by bottom-up opportunity sets.

Compound annual rate of return

Year(s) to 31 March 2007	1 year	3 years	5 years
RMF[1]	7.7%	7.3%	8.1%
Glenwood[2]	4.3%	5.8%	4.2%
Man Global Strategies[3]	3.1%	5.8%	9.2%
AHL Diversified Programme[4]	-4.8%	3.6%	11.6%
Pemba[5]	11.9%	–	–
Bayswater[6]	13.3%	–	–
HFRI Fund of Funds Composite Index	8.3%	8.2%	7.8%
HFRX Investable Global Hedge Fund Index	6.9%	4.8%	–
World stocks	10.5%	12.6%	5.6%
World bonds	5.2%	4.0%	4.9%

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance may not be a guide to future results.

[1] RMF: represented by RMF Absolute Return Strategies 1

[2] Glenwood: Represented by the performance of Glenwood Partners L.P. (net of all fees and commissions) from 1 January 1987 to 31 December 1995 and Man-Glenwood Multi-Strategy Fund Limited from 1 January 1996. (Since 1 January 1996 actual trading results have been adjusted to reflect the current fee structure of Man-Glenwood Multi-Strategy Fund Limited). It should be noted that the fees, leverage and the exact mix of managers have varied over time and as a result performance in any future product advised by Man-Glenwood GmbH will vary.

[3] Man Global Strategies: represented by Man Multi-Strategy Guaranteed Ltd

[4] Represented by the performance of Athena Guaranteed Futures Limited (prior to 1 October 1997, actual trading results have been adjusted to reflect the current guaranteed public fee structure).

[5] Pemba: Represented by RMF Loan Opportunities – Class A Units

[6] Bayswater: Man Bayswater Macro is represented by the performance of Man Global Quant Alpha Investments Limited with appropriate adjustment for applicable fees from 1 August 2004 to 30 June 2006 (net of all fees) and by the actual performance of Man Bayswater Macro Class O from 1 July 2006. An adjustment has also been made to account for interest earned on any cash not utilised by the investment manager for trading.

The HFR Index over the last four months may be subject to change.

World stocks: Represented by MSCI World Index hedged to US dollar. World bonds: Represented by Citigroup WGBI World Index hedged to US dollar.

Figure 17: **MGS products versus the hedge fund indices** (12 months to 31 March 2007)


%
18
13
8
3
-2
-7
8.6%
5.6%
-2.1%
14.0%
10.6%
10.8%
4.4%
6.3%
8.6%
-3.3%
-0.1%
-4.4%
5.6%
8.0%
5.6%
5.6%
8.3%
5.9%
Directional
Arbitrage
Equity Hedge
Managed Futures
Long/short equities
Multi Style
MGS product
Non-investable indices
Investable indices

Source: Man database, Bloomberg and Stark & Co. Inc.

Figure 18: **Performance fees by manager**


PBT ($m)
500
400
300
200
100
0
19%
29%
89%
33%
45%
FY03
FY04
FY05
FY06
FY07
MGS
RMF
Glenwood
AHL

A portfolio restructuring programme and a focus on generating higher alpha for the private investor and US institutional market has resulted in a more volatile performance. Glenwood is now a more concentrated portfolio of higher return/higher volatility hedge funds operating in fertile investment environments.

Glenwood will continue to be a major constituent of Man's IP220 guaranteed products programme. It will also look to distribute its products, on a selective basis, to other institutional and private investors.

Glenwood will also aim fully to explore the marketing opportunities of specialised products it already offers, which include Glenwood Focus, Glenwood Event & Activist and Glenwood Equity Opportunities (see Figure 20).


ManGlobal
Strategies

Man Global Strategies (MGS) is a leading provider of multi-strategy hedge fund portfolios that aims to secure the best managers in the industry by investing at an early stage. It develops concentrated portfolios targeting above average returns. In effect, MGS performs four investment management functions that comprise new manager selection and negotiation of a relationship; manager monitoring and review; risk management; and portfolio construction.

Profitable hedge funds can deliver strong performance in their early years. MGS uses a rigorous selection process to secure the significant benefits of early stage investing for its investors. As part of this process, it invests proprietary capital to trial managers and singles out the handful of high potential funds that it offers in its portfolios. Of the 1,500 new hedge funds created in a typical year, MGS would consider more than 600, conducting an intensive screening process on a sub-section of these to select around 10 to 15 with whom proprietary capital is invested for an initial testing period. This period typically lasts six to nine months after which typically around two-thirds would be judged suitable for investor assets to be allocated. As an early investor, MGS negotiates favourable terms that can offer medium- and long-term benefits for clients, such as improved transparency and preferential access to leading managers that may be closed to other investors in later years.

Figure 19: **Performance of RMF Absolute Return Strategies**
1 July 1998 to 31 March 2007


Index value (log scale)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
99 00 01 02 03 04 05 06 07
— RMF Absolute Return Strategies 1[1]
— World stocks
— World bonds

	RMF Absolute Return Strategies 1[1]	World stocks	World bonds
Total return	93.8%	32.8%	59.2%
Annualised return	7.9%	3.3%	5.5%
Annualised volatility	3.9%	14.3%	2.8%
Worst drawdown	−7.3%	−47.9%	−2.7%
Sharpe ratio[2]	1.01	0.03	0.56

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.
[1]RMF Absolute Return Strategies performance is shown with dividends reinvested.
[2]Sharpe ratio is calculated using the risk-free rate in the appropriate currency over the period analysed. Where an investment has underperformed the risk-free rate, the Sharpe ratio will be negative. Because the Sharpe ratio is an absolute measure of risk-adjusted return, negative Sharpe ratios are shown as N/A, as they can be misleading.
World stocks: MSCI World Index (hedged to US dollar). World bonds: Citigroup WGBI World Index (hedged to US dollar).

Figure 20: **Performance of Glenwood Portfolio**[1]
1 January 1987 to 31 March 2007


Index value (log scale)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07
— Glenwood Portfolio[1]
— World stocks
— World bonds

	Glenwood Portfolio[1]	World stocks	World bonds
Total return	590.2%	332.9%	313.0%
Annualised return	10.0%	7.5%	7.3%
Annualised volatility	6.0%	14.0%	3.3%
Worst drawdown	−13.7%	−47.9%	−5.1%
Sharpe ratio[2]	0.78	0.22	0.60

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.
[1]Represented by the performance of Glenwood Partners L.P. (net of all fees and commissions) from 1 January 1987 to 31 December 1995 and Man-Glenwood Multi-Strategy Fund Limited from 1 January 1996. (Since 1 January 1996 actual trading results have been adjusted to reflect the current fee structure of Man-Glenwood Multi-Strategy Fund Limited). It should be noted that the fees, leverage and the exact mix of managers have varied over time and as a result performance in any future product advised by Man-Glenwood GmbH will vary.
[2]Sharpe ratio is calculated using the risk-free rate in the appropriate currency over the period analysed. Where an investment has underperformed the risk-free rate, the Sharpe ratio will be negative. Because the Sharpe ratio is an absolute measure of risk-adjusted return, negative Sharpe ratios are shown as N/A, as they can be misleading.
World stocks: MSCI World Index (hedged to US dollar). World bonds: Citigroup WGBI World Index (hedged to US dollar).

A relationship management team maintains close associations with managers through frequent calls and visits. This two-way process gives MGS a high level of transparency into the managers' operations while the managers benefit from a partnership with a team highly experienced in the global hedge funds arena.

Superior risk management is facilitated by the managed account platform that MGS has implemented that gives daily insight into its underlying manager. The system allows MGS to use its own risk reporting tools and independent service providers to monitor risk constantly and to review managers' performance. This enables the construction and active management of concentrated portfolios which, combined with judicious use of leverage, aim to deliver a high return and risk profile for investors. Segregated managed accounts provide daily data for around 90% of MGS' total funds under management. Managed accounts also enable MGS to use cash efficiently and to control manager and portfolio volatility.

MGS selects and combines managers with complementary performance characteristics to create style portfolios that have carefully defined risk targets commensurate with their strong return objectives. These style portfolios are then blended to develop multi-strategy portfolios capable of delivering risk within a particular range and achieving attractive returns within that risk tolerance band.

At 31 March 2007, MGS had agreements in place with 49 associated managers, a net increase of 4 since the beginning of the year. Of these managers, 23 were based in London, 20 in the USA and 6 in Asia Pacific. These managers had $10.6 billion under management with Man at 31 March 2007. MGS was established in 1994 and has 48 employees. However, as an indication of the depth of resource these 49 external managers represent, their combined employees would total over 1,000 (see Figure 21).

AHL

AHL is a quantitative trading system that is primarily directional in nature. It aims to identify and capitalise on upward and downward price trends of varying intensity and duration. The investment rules are executed within a systematic framework that has demonstrated an impressive long-term track record with low correlation to major asset classes. Whilst it is true that it is necessary to have some volatility in markets for trend following systems to perform, it does not follow that trend following systems perform best in higher volatility markets. The optimal markets are gradually rising or falling markets across a number of different asset classes. There are, consequently, periods when markets are less favourable for trend followers. So whilst AHL has experienced annualised performance below its long-term average during the last three years, it has continued its long-term track record of outperforming the managed futures index as is shown in Figure 22.

Figure 21: **Performance of Man Multi-Strategy Guaranteed Ltd**

15 July 2000 to 31 March 2007



Index value (log scale)
2,000
1,800
1,500
1,400
1,200
1,000
800
600
01
02
03
04
05
06
07
Man Multi-Strategy Guaranteed Ltd
World stocks
World bonds

	Man Multi-Strategy Guaranteed Ltd	World stocks	World bonds
Total return	86.8%	1.9%	42.4%
Annualised return	9.7%	0.3%	5.4%
Annualised volatility	10.0%	13.4%	2.8%
Worst drawdown	−11.1%	−47.9%	−2.7%
Sharpe ratio[1]	0.66	N/A	0.74

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

[1]Sharpe ratio is calculated using the risk-free rate in the appropriate currency over the period analysed. Where an investment has underperformed the risk-free rate, the Sharpe ratio will be negative. Because the Sharpe ratio is an absolute measure of risk-adjusted return, negative Sharpe ratios are shown as N/A, as they can be misleading.

World stocks: MSCI World Index (hedged to US dollar). World bonds: Citigroup WGBI World Index (hedged to US dollar).

Figure 22: **AHL Diversified Programme compared against Stark 300 Trader index for last 3 years**



Index value US dollar (log scale)
1,500
1,400
1,300
1,200
1,100
1,000
900
2004
2005
2006
Man AHL Diversified plc
Managed futures

	Man AHL Diversified plc[1]	Managed futures
Total return	36.4%	10.5%
Annualised return	10.9%	3.4%
Annualised volatility	13.7%	7.0%
Worst drawdown	−15.5%	−9.7%
Sharpe ratio[2]	0.58	0.02
Date of worst drawdown	Jan 04 to Jul 04	Feb 04 to Aug 04
Months to recovery	4	19

Source: Man database and Stark & Co., Inc.

There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

[1]Man AHL Diversified plc is valued weekly; however, for comparative purposes, statistics have been calculated using the last weekly valuation for each month.

[2]Sharpe ratio is calculated using the risk-free rate in the appropriate currency over the period analysed.

Managed futures: Stark 300 Trader Index. Please note that the Stark 300 Trader index data over the past 4 months may be subject to change

The competitive advantage of AHL lies in its long-term track record. Throughout its two decades, AHL has had a consistent and stable investment framework along with a strong focus on risk control. This has been supplemented by a research ethos that supports continual enhancements and refinements underpinned by a robust, risk-averse trading and implementation infrastructure that includes a strict change control process. AHL has a team of around 50 people focused on investment research, development and infrastructure. The continuity of the investment team helps sustain research and development initiatives aimed at extending the range and versatility of the investment model as well as refining the investment process. This is backed up by trading and implementation infrastructure.

Capital is deployed across a full range of sectors and markets including currencies, fixed income, equities and commodities. Currently, AHL trades some 210 different trading instruments, principally futures and forwards contracts, of which 45 were added in the last 12 months. The most important characteristic for inclusion of a market are its underlying liquidity and efficiency. The actual weightings are dependent on the ongoing research of our investment specialists as well as the level of volatility of the instruments at any given point in time (see Figure 23).

Trading takes place 24 hours a day on a rotational eight-hour shift structure, with relationships with some 90 different brokers and business awarded on performance. The successful introduction of our proprietary electronic trading platform over the last two years has enabled us to trade more frequently and in smaller clip sizes. This in turn has increased our responsiveness to price moves and reduced our market impact. It has also enabled our traders to focus on efficiently working larger orders in the market, which is where their strengths lie. Electronic trades are of growing importance and currently make up over 30% of tickets, though with the bias very much towards smaller orders, this falls to around 6-7% of notional value. Electronic trading has been particularly successful in OTC currencies, where our system is able to poll more brokers for quotes than is possible for a human trader, leading to improved pricing. A key objective of the investment infrastructure is to minimise the slippage or cost of trading. This slippage is the difference between the sample price that the computer received and on the basis of which issued a trading note and the actual execution price. This slippage is monitored closely and has been kept constant over the years despite the increase in funds managed by AHL. It is in estimating the potential increase in this slippage that is key to modelling our current capacity when viewed as how much additional funds we would be comfortable to take on over a 12-18 month horizon. Such modelling is based on assumptions as to various inputs such as the rate of growth of the underlying futures and OTC currency markets, the evolution of new liquid instruments to trade, and ongoing research initiatives to add new trading models and programmes. We believe we have sufficient capacity to comfortably grow

Figure 23: **AHL Diversification by markets**


1 Currencies 24.7%
2 Bonds 20.7%
3 Energies 18.2%
4 Stock indices 14.7%
5 Interest rates 8.9%
6 Metals 7.5%
7 Agriculturals 5.3%

Figure 24: **Performance of AHL Diversified Programme**[1]
20 December 1990 to 31 March 2007


Index value (log scale)
15,000
13,000
11,000
9,000
7,000
5,000
3,000
1,000
91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07
— AHL Diversified Programme¹ — World stocks — World bonds

	AHL Diversified Programme[1]	World stocks	World bonds
Total return	1125.4%	225.8%	217.4%
Annualised return	16.6%	7.5%	7.3%
Annualised volatility	16.4%	12.9%	3.0%
Worst drawdown	-21.1%	-47.9%	-5.1%
Sharpe ratio[2]	9.75	0.29	0.93

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.
[1]AHL Diversified Programme: represented by the performance of Athena Guaranteed Futures Limited (prior to 1 October 1997), actual trading results have been adjusted to reflect the current guaranteed public fee structure).
[2]Sharpe ratio is calculated using the risk-free rate in the appropriate currency over the period analysed. Where an investment has underperformed the risk-free rate, the Sharpe ratio will be negative. Because the Sharpe ratio is an absolute measure of risk-adjusted return, negative Sharpe ratios are shown as N/A, as they can be misleading.
World stocks: MSCI World Index (hedged to US dollar). World bonds: Citigroup WGBI World Index (hedged to US dollar).

our assets both in our main programme as well as our new institutional programme (see Figure 24).


Pemba
CREDIT ADVISERS

Pemba was originally established in 1998 as the European Leveraged Finance Team of RMF. The rebranded business was made independent of RMF in March 2007 in recognition of its highly successful performance and to promote growth. The new business had $2.0 billion in assets under management at the end of March 2007 in four collateralised debt obligations and an open-ended loan fund platform dealing in senior secured loans. It also has two SICAV mutual funds investing in high yield bonds. All funds relate to European credit. Its disciplined, transparent and repeatable investment process is based on fundamental bottom-up credit research and is designed to optimise returns and avoid losses. Pemba takes a conservative approach to risk. It implements this through judicious credit selection, portfolio diversification and active portfolio management. A large team of specialised analysts, quantitative experts and sophisticated in-house systems provide added structural support (see Figure 25)

Bayswater
Asset Management LLC

Bayswater is a fundamentally driven quantitative global macro manager with funds under management of $543 million. The strategy is based on the philosophy that markets are generally priced efficiently over the long-term but short-term deviations from fair value do exist and can be captured. The proprietary model, built by Bayswater's principals, uses fundamental economic data to evaluate and identify mispricings in G10 equity and G7 bond and currency markets.

The investment process is systematic, proprietary and non-discretionary – using economic and financial data to evaluate relative mispricings on a global basis. The forward-looking model looks to take advantage of inefficiencies that arise from behavioural and structural differences across countries. The most significant source of return is mean reversion – market prices returning to their equilibrium or fair value.

Bayswater was founded in May 2004 with seed capital arranged by MGS and significant investment from the principals of Bayswater. The principals all have extensive experience in the quantitative global macro strategy and have conducted research, portfolio and risk management as an investment team for over 10 years (see Figure 26).

Figure 25: **Performance of Pemba**[1]
30 November 2005 to 31 March 2007
Index value (log scale)


1,250
1,200
1,150
1,100
1,050
1,000
2006
2007
— RMF European Loan Opportunities – Class A Units
— World stocks — World bonds

	RMF European Loan Opportunities – Class A Units	World stocks	World bonds
Total return	15.4%	19.6%	5.1%
Annualised return	11.3%	14.3%	3.8%
Annualised volatility	1.8%	6.7%	2.4%
Worst drawdown	–0.3%	–4.6%	–1.5%
Sharpe ratio[2]	4.31	1.26	N/A

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.
[1]Pemba is represented by the performance of RMF European Loan Opportunities – Class A Units.
[2]Sharpe ratio is calculated using the risk-free rate in the appropriate currency over the period analysed. Where an investment has underperformed the risk-free rate, the Sharpe ratio will be negative. Because the Sharpe ratio is an absolute measure of risk-adjusted return, negative Sharpe ratios are shown as N/A, as they can be misleading.
World stocks: MSCI World Index (hedged to US dollar). World bonds: Citigroup WGBI World Index (hedged to US dollar).

Figure 26: **Performance of Bayswater**[1]
1 August 2004 to 31 March 2007
Index value (log scale)


1,600
1,500
1,400
1,300
1,200
1,100
1,000
2005
2006
2007
— Man Bayswater Macro[1]
— World stocks
— World bonds

	Man Bayswater Macro[1]	World stocks	World bonds
Total return	42.1%	45.5%	13.7%
Annualised return	14.1%	15.1%	4.9%
Annualised volatility	7.4%	7.0%	2.3%
Worst drawdown	–3.8%	–4.6%	–1.5%
Sharpe ratio[2]	1.27	1.46	0.28

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.
[1]Man Bayswater Macro is represented by the performance of Man Global Quant Alpha Investments Limited with appropriate adjustment for applicable fees from 1 August 2004 to 30 June 2006 (net of all fees) and by the actual performance of Man Bayswater Macro Class O from 1 July 2006. An adjustment has also been made to account for interest earned on any cash not utilised by the investment manager for trading.
[2]Sharpe ratio is calculated using the risk-free rate in the appropriate currency over the period analysed. Where an investment has underperformed the risk-free rate, the Sharpe ratio will be negative. Because the Sharpe ratio is an absolute measure of risk-adjusted return, negative Sharpe ratios are shown as N/A, as they can be misleading.
World stocks: MSCI World Index (hedged to US dollar). World bonds: Citigroup WGBI World Index (hedged to US dollar).



"MF Global is the leading broker of exchange-listed futures and options in the world."

Separation of the Business

The Group Board, after a thorough review in conjunction with their financial advisers, has concluded that Man Financial and Man Investments would be best positioned to maximise future returns and growth opportunities by pursuing focused independent strategies and having appropriate individual capital structures. Therefore, the Board of Man Group intends to separate its Brokerage business, Man Financial, subject inter alia to shareholder approval. The Board also believes that significant value will be created for Man Group shareholders from a separation.

We believe this offering and the separation from Man Group will emphasise Man Financial's commitment to specialty brokerage and enhance its position as the largest specialty broker in our markets. We also believe that having a public trading market for its shares will enable it to offer more attractive consideration to potential acquisition targets and to compensate its employees in a way that more closely aligns their interests with the business.

Man Financial, our Brokerage business, will be renamed 'MF Global' with effect from the separation. Kevin Davis, currently Managing Director of Man Financial will become CEO of MF Global, Chris Smith will become COO and Deputy CEO and Amy Butte will be CFO. The non-executive Chairman will be Alison Carnwath.

The proposed separation will be effected by an initial public offering on the New York Stock Exchange of a majority interest in MF Global and is intended to take place in the third calendar quarter of 2007, subject to market conditions remaining favourable.

Overview of the Business

MF Global is the leading broker of exchange-listed futures and options in the world. It provides execution and clearing services for exchange-traded and over-the-counter, or OTC, derivative products, as well as for non-derivative foreign exchange products and securities in the cash market. MF Global provides its clients with access to many of the largest and fastest growing financial markets throughout the world.

MF Global's business is based on a diversified yet fully integrated model that allows it to offer a variety of derivative and cash products across a broad range of trading markets through multiple distribution channels. This diversified yet integrated model positions MF Global as a centralised provider of brokerage services across multiple products, trading markets and regions. We believe there is a strong market trend toward diversified trading activities, in which clients seek access to multiple trading alternatives to implement their trading strategies. We believe MF Global is well positioned to profit from this trend because it provides its clients with a central point of entry into a wide range of diverse trading alternatives and enable them to bridge the gaps between complementary products, trading markets and regions. We believe that MF Global's ability to provide access to a wide range of trading alternatives, as well as clearing services, distinguishes it from most of its principal competitors, provides diversity and stability to its business and enables it to adapt quickly to changing market conditions and client needs (see Figure 27).

Figure 27: **MF Global's Business**



Products
Exchange-traded derivatives
OTC-traded derivatives
Cash securities/currencies
Services
Agency execution
Matched-principal execution
Clearing
Clients
Institutional clients
Asset managers/hedge funds
Professional traders
Private clients
MF Global
Markets
Interest rates
Equity-related products
Foreign exchange
Energy
Metals
Agricultural commodities/other
Regions
Europe
North America
Asia/Pacific

Business Review Brokerage

Strategy

We believe MF Global has significant opportunities to expand its business in future years. It is intended to take advantage of these opportunities and build upon the business' competitive strengths by pursuing the following strategies:

Benefit from continued industry growth

The global derivatives sector of our industry has experienced rapid growth in recent years based on the volume of exchange-traded derivatives and the outstanding notional amount of OTC derivatives. According to the Bank for International Settlements, global turnover, or trading volume, in exchange-traded derivative contracts increased from approximately 4.5 billion for the 12-month period ended 31 December 2001 to approximately 11.9 billion for the 12-month period ended 31 December 2006, representing a compound annual growth rate of 21.6% and the global notional amounts outstanding for OTC derivatives increased at a compound annual growth rate of 30.1% per annum between 31 December 2001 and 31 December 2006 (see Figures 28, 29, and 30).

We believe that the trends driving this growth – such as globalisation, the migration to electronic markets, increased asset allocations to derivative products by institutions, hedge funds and other asset managers, the move to commercially oriented business practices at exchanges and market convergence – are continuing and provide MF Global with opportunities to increase its revenue from execution services. We also expect that, if exchange trading volumes rise, demand for clearing services will also grow. As a major clearing firm in its trading markets, we believe MF Global is well positioned to meet rising demand for these services.

Continue to provide value-added brokerage services

In recent years, many of the world's major exchanges have aggressively sought to build trading volume by providing market participants with greater access to their trading facilities. The execution process has become simpler, more direct and less costly. In some cases, this trend has led to the disintermediation of 'passive' brokers who focus primarily on voice execution – simply receiving client orders by telephone and routing them to an exchange for a fee – and clients have begun to bypass these brokers and execute their trades online.

We believe that these developments provide opportunities for brokers like MF Global, that can offer their clients more value-added services than passive brokers and the exchanges do. MF Global offers its clients efficient access, both electronically and telephonically, to more products, trading markets and regions than any one exchange, coupled with deep internal liquidity in many of its trading markets. Moreover, because it provides both execution and clearing services, it is less vulnerable to competitive pressures affecting the market for execution services alone. We believe that, because of MF Global's competitive strengths, its business can benefit from growing trading volumes and can gain market share from brokers that do not offer clients the value-added services it does.

Capitalise on market convergence

We believe that the current trend in our industry toward market convergence – that is, an increasing demand for diversified trading across complementary markets, such as listed and OTC derivatives and non-derivative cash products – when coupled with the current growth in trading volumes in listed derivatives, provides a significant opportunity to expand MF Global's operations in markets that are complementary to its markets for listed futures and options. As a specialty broker focused on both the listed and OTC derivatives markets, as well as cash markets, around the world, we believe that MF Global is well positioned to help its clients bridge the gap between complementary markets and diversify its trading activities, particularly by executing complex correlated trades in multiple markets.

Continue to diversify MF Global's service offerings

MF Global will continue to diversify its client base, the services it offers to clients and the trading markets and geographic regions in which it provides services. MF Global intends to expand its business and the markets in which it operates by introducing new products, becoming a member of additional exchanges and offering new combinations of existing products to enable its clients to execute more sophisticated trading strategies in related asset classes.

Pursue opportunities for enhanced operating margins

MF Global intends to pursue opportunities for enhanced operating margins by increasing the volume of trades it executes or clears and expanding its business model to include additional products, trading markets and regions, both through internal growth and acquisitions, and thereby benefit from economies of scale. MF Global also believes it can increase its profitability by offering more sophisticated and complex product combinations, particularly in the OTC derivatives markets where trades typically are more complex and yield higher execution profit margins than trades involving exchange-listed products.

Figure 28: **Contract volumes in exchange-traded derivatives by market**


bn
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
4.5
6.1
8.1
8.8
10.1
11.9
2001
2002
2003
2004
2005
2006

Market	CAGR*
Interest Rate	20%
Currency	34%
Equity Index	24%
Commodity	23%
Single Equity	18%
Total	22%

*Represents the compound annual growth rate in trading volume of exchange-traded derivatives contracts.

Figure 29: **Contract volumes in exchange-traded derivatives by region**


bn
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
4.5
6.1
8.1
8.8
10.1
11.9
2001
2002
2003
2004
2005
2006

Market	CAGR*
North America	25%
Europe	15%
Asia Pacific	25%
Other/identified Non-US	18%
Total	22%

*Represents the compound annual growth rate in trading volume of exchange-traded derivatives contracts.

Figure 30: **Global notional amounts outstanding for OTC derivatives by trading market**


$ trillions
400
350
300
250
200
150
100
50
0
$111.2
$141.7
$197.2
$257.9
$297.7
$415.2
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06

Market	CAGR*
Foreign Exchange	19%
Interest Rate	30%
Equity-Linked	32%
Commodity	63%
Credit Default Swaps	NM
Unallocated	23%
Total	30%

*Represents the compound annual growth rate global notional amounts for OTC derivatives.

Expand in new geographic regions
MF Global operates its business on a global basis and is committed to participating in developing markets, such as those in the Asia/Pacific region. Its goals in developing regions are two-fold: to give local clients access to global markets and to give its global clients access to the local markets in those developing regions. For example, it has established operations in Australia, India, Singapore, Hong Kong and Dubai through which it provides clients in Asia with access to derivative and other products globally. Its presence in those areas also enables it to provide our clients in Europe and North America with access to local markets in those areas.

MF Global believes there will be substantial additional growth opportunities in several countries in the Asia/Pacific region if local regulations are eased, although we do not know whether or how quickly that may occur in any particular country. In China, for example, access to the domestic markets is restricted and outflows of investment capital are not widely permitted. MF Global's Asia/Pacific operations accounted for approximately 8.6% of its revenues for the year ended 31 March 2007, net of interest and transaction-based expenses, and it is anticipated that this percentage will rise over the long-term.

Pursue acquisitions
While MF Global has successfully expanded its business organically, by applying its specialty brokerage expertise to an expanding range of trading alternatives, it has also achieved substantial growth through acquisitions. We have taken a selective approach to acquisitions. MF Global intends to continue to expand its client base and brokerage capabilities by pursuing acquisitions in a disciplined and flexible way – both to broaden the range of trading alternatives it offers and to achieve cost-effective earnings growth. We believe that becoming a public company and being able to offer its securities as consideration will enhance MF Global's ability to make acquisitions in the future.

Investment in USFE
In October 2006, Man Group acquired a controlling interest in the United States Futures Exchange (USFE), a Chicago-based electronic futures exchange, which was formerly known as Eurex US. In connection with the separation transaction, Man Group will transfer a direct ownership interest of 48.1% in USFE to MF Global, and Man Group will retain an ownership interest of approximately 17%. Eurex AG will hold approximately 28% and other shareholders will hold the remaining ownership interest. Deutsche Börse Systems will continue to operate the trading platform and the corresponding communications network, and the Clearing Corporation will continue to provide clearing services to USFE. USFE has agreed not to list for trading certain non-retail products based on European issuers, currencies or indices.

USFE's strategy is to develop an array of innovative listed derivative products that are tailored to meet the investment needs of private clients, hedge funds and other asset managers and institutions. USFE intends to market its products through global distribution arrangements. USFE's new products are expected to include index products, retail-oriented contracts (including foreign exchange and options contracts) and products attractive to hedge fund clients and other clients. The first of these new products are binary event futures contracts that USFE launched in April 2007. These contracts, which have been self-certified to the Commodities Futures Trading Commission, will trade based on the outcome of specific, legally defined business or financial events. In addition, USFE and International Securities Exchange Holdings Inc. (ISE) recently established a multi-year strategic marketing alliance to co-market several new cash-settled futures contracts based on International Securities Exchange's proprietary indices. USFE currently plans to begin introducing the first of these new products for trading in the third quarter of 2007. USFE currently operates at a loss and is expected to do so for the near-term.

Performance Measurement and Diversity

Primary services
MF Global provides three primary types of services to its clients: agency execution services, matched-principal execution services and clearing services. It is able to provide these services to clients either as a bundled package (both execution and clearing) or separately (execution, but not clearing or vice versa), depending upon its clients' needs.

Shown in Figure 31 below is the estimated percentage of its revenues, derived from each of these services for the year ended 31 March 2007.

Primary products
MF Global provides its clients with three primary types of products: exchange-traded derivatives, OTC derivatives and cash products. It classifies all of the foreign currency products it provides its clients as cash products. It provides these services through dedicated broker teams focused on particular trading markets.

Shown in Figure 32 is the estimated percentage of its revenues, derived from each of our products for the year ended 31 March 2007.

Figure 31: **Estimated revenues by service**
March 2007


1
2
3
4
5
1 Clearing commissions 25%
2 Matched principal execution and other principal transactions 16%
3 Agency execution 24%
4 Other 6%
5 Clearing interest 29%

Figure 32: **Estimated revenues by product**
March 2007


1
2
3
4
1 Cash products 17%
2 OTC-traded derivatives 13%
3 Exchange-traded derivatives 64%
4 Corporate interest and other 6%

Brokerage continued

Exchange-traded derivatives

MF Global executes client trades in exchange-traded derivatives, both on an agency and, in some markets outside the United States, on a matched-principal basis, and then, if acting as a clearing broker, clears the orders for our clients and their counterparties. The principal trading markets for which it executes and clears exchange-traded derivatives include interest rate products, equities and commodities. The products that generate the largest trading volumes for the business include futures and options linked to interest rates, equities, energy and metals.

	Ranking for the three months ended 31 March 2007[1]
Europe:	
Eurex[2]	First[3]
Euronext.Liffe[4]	First[3]
ICE Futures	First[3,5]/Third[5,6]
North America:	
Chicago Board of Trade[7]	First
Chicago Mercantile Exchange[7]	First
Commodity Exchange Inc.[6]	First
New York Mercantile Exchange[6]	First
Asia Pacific[3]:	
Singapore Exchange Ltd	Third
Sydney Futures Exchange	Fourth

[1] Based upon simple average of monthly rankings for the three months ended 31 March 2007, where quarterly rankings are not provided by the exchange.
[2] Based upon interest rate derivatives only.
[3] Based upon executed business, including executed and cleared business and executed-only business.
[4] Based upon Euronext London, excluding Bclear (OTC equity derivative transactions).
[5] Estimated based upon rankings for ICE Brent Crude Futures, ICE Gasoil Futures, ICE WTI Crude Futures products, which an aggregate represented 98% of all volume on ICE over the same period.
[6] Based upon cleared business, including executed and cleared business and cleared-only business.
[7] Non-member business only. Based upon executed business, including executed and cleared business and executed-only business.

The table left sets forth several of the major derivatives exchanges in North America and Europe and two exchanges in the Asia/Pacific region and, for each exchange, provides MF Global's rankings for the three months ended 31 March 2007, based on information provided by the respective exchanges on a monthly basis.

OTC derivatives

MF Global provides execution services on both an agency and a matched-principal basis for a wide array of OTC derivatives, including forwards, options, swaps and other derivative products, subject to applicable laws and regulations. It also has the capability to design OTC derivative products that can be tailored to meet its clients' individual investment needs subject to applicable laws and regulations.

Cash products

MF Global executes and clears trades for a broad array of cash products, including listed equity securities, debt securities – i.e. non-derivative securities – and foreign exchange products on both an agency and a matched principal basis. The cash product trades it executes involve (1) listed equities, (2) US Treasury securities and corporate bonds traded in the OTC markets, and (3) OTC foreign exchange contracts and spot transactions.

Primary trading markets

MF Global executes and clears its products in a number of markets. Its primary trading markets include interest rate products, equities, foreign exchange, energy, metals and agricultural or other commodities.

For the year ended 31 March 2007, we estimate that almost 30% of our revenues is attributable to interest rate products, approximately 30% is attributable to equity-related products, approximately 10% is attributable to foreign exchange, with the remainder attributable to a mix of commodities, including metals, energy and agricultural and other. These allocations are based to a substantial extent on management estimates and may not be indicative of the future mix of business.

Primary geographic regions

MF Global executes trades for clients located in three principal geographic regions: Europe, North America and the Asia/Pacific region. Its operations in each region are organised to service the institutions, hedge funds and other asset managers, professional traders and private clients located in that region. In most regions in which it operates, it executes trades involving a wide range of products on a number of trading markets. The acquisition of the Refco assets enhanced its presence in North America by strengthening its US operations and establishing a presence in Canada. In addition, the acquisition established its presence in India and enhanced its presence in Singapore and Taiwan. There are a number of countries in which it does not currently maintain offices but conducts a significant amount of business. For example, based on information gathered by MF Global Management with respect to participants in that industry, MF Global believes that, despite the fact that it does not have an office in China, it is a leading provider of financial risk management products to the Chinese metals industry. It services these clients through its offices in London, Hong Kong and Sydney.

Because the central aim of MF Global's integrated business model is to provide each of its clients with brokerage services that encompass any and all combinations of its products and trading markets, it seeks to develop its business in each geographic region by providing local clients access to global markets and providing global clients access to the local markets. For example, it is focused on increasing the number of clients in the Asia/Pacific region – for whom it can execute and clear trades in Europe or North America as well as the Asia/Pacific region – and providing its clients in Europe and North America with increased access to the exchanges in the Asia/Pacific region.

Shown in Figure 33 is the percentage of its revenues derived from each of these geographic regions for the year ended 31 March 2007.

Primary clients

As MF Global's business has expanded into new trading markets, it has broadened its client base both through internal development of execution and clearing services targeted at different clients and through acquisitions. It does not manage its business according to specific types of clients, but rather regards its client base as a whole, thus enables it to provide access to derivatives and cash products for all types of clients and potential clients. We believe that receiving order flow from a diverse client base helps it provide efficient execution across a broad range of products, trading markets and regions. It currently provides service to over 130,000 client accounts that have been active in the last 12 months, including a diverse group of institutions, hedge funds and other asset managers, professional traders and private clients worldwide.

For the year ended 31 March 2007, we estimate that approximately 40% of our revenues is attributable to institutions, approximately 20% is attributable to hedge funds and other asset managers, approximately 20% is attributable to private clients, with the remainder attributable to a mix of professional traders and other clients.

Analysis of financial results in the year

A commentary on the income statement and balance sheet of our Brokerage business is given in the Financial and Risk Management Review, which follows this Review.

Figure 33: **Estimated revenues by region**


3
1
2
1 North America 41%
2 Europe 50%
3 Rest of World 9%**

** Represents primarily the Asia/Pacific region

Business Review Brokerage



"Diluted underlying earnings per share has grown by 42% over the last year and by 34% compound per annum over the last five years."

This Review provides details of the Group's capital position and how we manage our capital, the financial performance of the Group's businesses during the year, analysed between our continuing operations and discontinued operations, and an assessment of that performance against our financial objectives. It includes a detailed analysis of the results, expenses and margins of our businesses, together with a commentary on the balance sheet and cash flows. The way in which the Group manages, monitors and quantifies the risks inherent in its businesses is set out in the Risk Management section that follows this Financial section.

Capital and capital management

Approach

The Group's capital management framework is intended to ensure that it maintains sufficient capital to:

- meet regulatory requirements at all times;
- support business growth and the Group's distribution policies;
- achieve an appropriate credit rating for the Group;
- enable the Group to access sufficient committed funding to meet stressed liquidity requirements; and
- absorb unexpected losses that might arise from the current and projected risk profile of the businesses, including credit, market, operational and business risks.

This framework is supplemented by a risk assessment which quantifies the capital requirements of the Group's business activities. The Group's risk appetite includes targets designed to maintain an appropriate surplus over the minimum perceived as necessary to meet the above objectives.

Given the Group's core financial objective of maintaining a high post-tax return on equity, it is not the Group's policy to hold excess capital for protracted periods. Accordingly, the Group manages its distribution policy and capital structure over time to target a prudent balance between equity and various forms of debt capital available in the capital markets.

Distribution policy

The Group's policy is to grow the level of dividend in US dollar terms, whilst maintaining cover of at least two times underlying earnings (that is earnings excluding performance fees). The total dividend for the year has grown by 40% from last year in US dollar terms. This year's dividend is covered 2.7 times by underlying earnings and 3.4 times by total earnings. The Group declares its dividends in US dollars but will continue to pay the dividends in sterling, except where private overseas shareholders have elected to receive dividends via the Transcontinental Automated Payments Service (TAPS).

The Group also earns substantial performance fees in addition to underlying earnings, and it remains the Board's long-term strategy to use an amount of up to the Group's post-tax performance fee income in the repurchase of its own shares where to do so is earnings enhancing to shareholders. This share repurchasing will take place in the market on a continuing basis from year-to-year rather than being confined within the accounting periods during which performance fees are earned. During the year 44,019,161 ordinary shares were repurchased and cancelled at a total cost of £197 million ($375 million), giving an average cost of £4.46 per share (more details are given in the Directors' Report on page 66).

This repurchasing activity was earnings enhancing, resulting in a 0.3% accretion to diluted underlying earnings per share and a 0.7% accretion to diluted earnings per share on total operations in 2007 on a full year basis. In addition, the Company set up an irrevocable, non-discretionary programme to purchase shares for cancellation on its own behalf, during the close period, which commenced on 1 April 2007 and ended on 30 May 2007 with acquisitions effected within certain pre-set parameters. 364,000 shares were repurchased under this programme at an average cost of £5.57 per share. At 31 March 2007 the Group's cumulative post-tax performance fees available for future share repurchases amounted to $271 million.

WACC

The Group's estimated weighted average post-tax cost of capital ('WACC') is 12.1%. This figure is based on a cost of equity of 12.6% (using CAPM and assuming a beta of 1.44 – source: Bloomberg) and a post-tax cost of debt of 5.3%. With a post-tax return on equity of 30.9% for the year, the Group's shareholders are seeing a return of two and half times the Group's cost of capital. Over the previous five years returns have varied between two and a half and five times the Group's WACC, with Man's beta and the level of performance fee income in the year being the main cause for variation.

Regulatory capital

The Group is subject to minimum capital requirements set by various regulators of its worldwide businesses. The Financial Services Authority (FSA) supervises the Group on a consolidated basis and the Group submits returns to the FSA on its capital adequacy. Various subsidiaries within each of Brokerage and Asset Management are directly regulated by the FSA or supervisors in other countries, which set and monitor their capital adequacy.

The FSA has divided its definition of capital, into categories, or tiers, reflecting different degrees of permanence of the capital, its ability to absorb losses, where it ranks in the event of winding up and whether there are any fixed costs, i.e. obligations to pay interest or dividends.

Tier 1 capital is the highest ranking form of capital, comprising items of permanent capital which have no fixed cost – such as the Group's fully paid-up share capital, reserves (excluding revaluation reserves) and audited retained earnings. From this the FSA requires firms to deduct their intangible assets and some other less significant items.

Tier 2 capital includes the longer term forms of debt capital, which may carry a fixed cost, and reserves of a less permanent nature. Tier 2 is subdivided to distinguish between:
- undated forms of capital (including revaluation reserves) which fall into Upper Tier 2
- dated forms of capital (such as the Group's subordinated debt) which fall in Lower Tier 2.

The extent to which items falling within Tier 2 may qualify as capital is restricted. In aggregate, it may not exceed Tier 1 capital net of deductions, and the Lower Tier 2 component must not exceed 50% of the same measure. Firms have to deduct certain material shareholdings from their total of their qualifying Tier 1 and Tier 2 capital.

Tier 3 capital brings together shorter term debt capital and least permanent reserves, and may only be used to meet the regulatory capital requirements arising from market risk in the trading book. Man Group's Tier 3 capital consists of the unaudited post-tax profits of Brokerage.

Group's regulatory capital position

	Unaudited 31 March 2007 $m	Audited 31 March 2006 $m
Share capital and reserves*	3,330	2,788
Less goodwill and other intangibles:		
• Asset Management	(1,405)	(1,320)
• Brokerage	(294)	(236)
Available Tier 1 Group capital	1,631	1,232
Tier 2 capital - subordinated debt	610	610
Tier 2 capital - revaluation reserves	120	70
Own funds	2,361	1,912
Tier 3 capital and other deductions – interim trading book profits less other deductions:		
• Asset Management	(193)	(17)
• Brokerage	117	5
Group Financial Resources	**2,285**	**1,900**
Less Financial Resources Requirement (including liquidity adjustments):		
• Asset Management	(432)	(377)
• Brokerage	(1,163)	(1,023)
Group Financial Resources Requirement	**(1,595)**	**(1,400)**
Net excess of Group capital	**690**	**500**

* Excludes retained profits for the second half of the financial year as these were unaudited as at 31 March.

In the table below, the Group Financial Resources Requirement represents the minimum amount of Financial Resources (regulatory capital) that the Group must hold on a consolidated basis in order to meet the capital adequacy requirements of the FSA. This capital is intended to be available to absorb unexpected losses and is calculated in accordance with standard regulatory formulae that relate primarily to credit and market risk.

Within Tier 1 capital, share capital and reserves includes: $396 million relating to the excess of retained earnings over shareholder distributions and share repurchases in 2007 and $332 million relating to the issue of shares on the partial conversion of the Group's exchangeable bonds in July 2006.

This increase more than offsets the increased deduction for goodwill and other intangibles. The increase in intangibles predominantly relates to a $52 million increase in unamortised sales commissions and $51 million to an increase in goodwill, the majority relating to the Group's acquisition of USFE.

Tier 2 capital is largely unchanged since the prior year. The increase in other deductions in Asset Management to $193 million relates to material holding deductions. The increase in Tier 3 interim trading book profits in Brokerage is largely the result of recognising significant exceptional integration costs in Brokerage in March 2006.

Asset Management's regulatory capital requirements increased mainly as a result of increased proprietary investment in fund products (for seeding, liquidity and other purposes). The rise in Brokerage's requirements is the result of business growth.

The Group is also required to maintain adequate resources to ensure that there is no significant risk that it cannot meet its liabilities as they fall due i.e. to address liquidity risk. While additional amounts of regulatory capital are required in respect of less liquid assets, holding capital does not form the principal element of the Group's approach to liquidity risk management. Rather this is based on the Group's ability to access committed financing facilities, as detailed in the 'Available liquidity' section of the Risk Management review.

Economic capital
Economic capital is a statistical risk methodology that estimates the amount of capital the Group needs to absorb very severe unexpected losses. It is calculated to a confidence level consistent with the Group's minimum target credit rating for credit, market, operational and business risks, and takes account of the diversification benefits within and between risk categories and the businesses.

Economic capital provides a consistent metric which enables the aggregation and comparison of risk between risk types and businesses. It does, however, involve a number of assumptions and judgements and we continually enhance our economic capital methodology. Economic capital may, therefore, change as a result of changes in the underlying risks or due to improvements in our methodology for measuring them. During 2007 we amended our confidence level to a more conservative 99.9% to provide a better reflection of the Group's target credit rating.

At 31 March 2007 the Group estimated that its economic capital requirement was $765 million (2006: $675 million). The composition of this capital requirement by risk type and business is shown in Figures 34 and 35 below.

The financial resources available to the Group to meet its economic capital requirement comprise shareholders' equity net of goodwill and the reserves in the Employee Trust schemes. This differs from the regulatory measure of financial resources in that it:

- excludes debt capital, but includes unaudited second half after tax profits, net of the proposed final dividend; and
- gives full value to capitalised sales commissions (which are deducted in full from regulatory financial resources as an intangible asset).

The Group estimated that its surplus economic capital at 31 March 2007 was $1.7 billion (2006: $1.3 billion).

Future developments
In June 2004 the Basel Committee on Banking Supervision issued a new capital adequacy framework (referred to as Basel II), which is intended to replace the existing framework for determining regulatory capital. In Europe, Basel II is implemented via the CRD, which applies to credit institutions and investment firms, and which came into force on 1 January 2007. In the UK, the CRD is embodied in the FSA's GENPRU and BIPRU rules which are incorporated in its Prudential Sourcebook. GENPRU introduced changes to the definition of financial resources with effect from 1 January 2007. There are, however, transitional arrangements in 2007 which allow the Group to remain on the FSA's previous rules to determine minimum regulatory capital requirements until 1 January 2008. The Group will be adopting the Standardised Approach for calculating its credit and operational risk capital requirements from that date. Quantitative modelling shows that the regulatory capital requirement is likely to increase, principally as a result of the introduction of the new category relating to operational risk. However, current forecasts indicate that the Group will continue, including in various stressed scenarios, to have capital surplus to regulatory requirements when the new rules take effect in 2008.

Impact of the intended separation of Brokerage
On 30 March 2007, the Board announced its intention to separate Brokerage by way of an initial public offering on the New York Stock Exchange in the third calendar quarter of 2007. The directors have concluded that Asset Management and Brokerage would be best positioned to maximise future returns and growth opportunities by pursuing focused independent strategies and having appropriate individual capital structures. In the financial statements, Brokerage has been classified as a discontinued operation which, together with the separate analysis of the income statement and balance sheet of continuing and discontinued operations in this review, will allow readers a better understanding of the results and financial position of the continuing business.

Figure 34: **Economic capital at March 2007 99.9% Confidence interval, 1 year horizon**



$m
2007
2006
450
400
350
300
250
200
150
100
50
0
Total Economic Capital
2007 – $765 million
2006 – $675 million
Operational
Credit
Market
Brokerage
Asset Management
By Risk Type
By Business

Figure 35: **Economic and regulatory capital**
31 March 2007



$m
2,500
2,000
1,500
1,000
500
0
Capitalised Sales Commissions (i.e.FEL)
H2 retained earnings (net of dividend and tax)
Tier 2 & Tier 3
Net Tier 1
Net Tier 1
Regulatory Capital
Economic Capital
Regulatory Capital
Economic Capital
Regulatory Capital
Economic Capital
Financial Resources
Capital Requirement
Capital Surplus

In this review, the table showing the Group's regulatory capital position separately identifies the Brokerage elements, suggesting that post separation the Group will have significant regulatory capital headroom. When the separation takes place, the Board will inform shareholders on the implications for capital management and distribution policy.

Achievement of financial objectives

The Board believes that long-term shareholder value will be achieved through continued delivery of significant growth in underlying earnings per share and the maintenance of high levels of post-tax return on equity. For this reason these two measures continue to be the basis for the Group's financial objectives and are also the performance criteria used for the Group's long-term incentive schemes. The Group has achieved these objectives in the current year, as it has in each year since they were set in March 2000.

Diluted underlying earnings per share has grown by 42% over the last year and by 34% compound per annum over the last five years. Underlying earnings represent net management fee income from Asset Management plus Brokerage net income. This measure excludes the net performance fee income from Asset Management and exceptional items.

Diluted underlying earnings per share from continuing operations have grown by 37% over last year. This represents net management fee income from Asset Management excluding exceptional items (there were no exceptional items in 2007 and a $20 million tax credit in the prior year).

A full reconciliation of underlying earnings and underlying earnings per share to their corresponding statutory figures is shown in Note 9 to the financial statements. Underlying earnings per share are lower than total earnings per share but we target the former measure when reviewing results because it does not include performance fee income which, although valuable to shareholders, introduces volatility when looking at year-on-year comparisons. Long-term it is appropriate for the Group to be judged on growth in diluted earnings per share on total operations, including performance fees (the statutory measure). This measure has grown by 34% compound per annum over the last five years, although because of the decrease in performance fees earned, it has grown to a lesser extent in the year, up 25% on last year (see Figure 36).

As well as seeking growth that is profitable and sustainable, our second financial objective is to target an efficient capital structure so as to maintain high levels of post-tax return on equity whilst retaining a strong Group balance sheet.

The Group's post-tax return on equity for the year was 30.9%. This compares to 33.5% last year. The decrease results from a lower level of performance fees earned in 2007 and by a high level of retained earnings increasing the equity base (see Figure 37).

Returns to shareholders

Total shareholder return is measured as the change in the value of a share plus the value of the dividends paid, assuming that the dividends are reinvested in the Company's shares on the day on which they were paid. On this basis, the Group returned +38% during the year, compared to the FTSE 100 return of +9% and a return of +19% from our industry sector – General Financials. Over the last five years the Group's return to shareholders has averaged +25% compound per annum, compared to the FTSE 100 average return of +7% compound per annum and the General Financials sector average return of +12% compound per annum.

Summary of results

Profit before tax on total operations was up 27% to $1,564 million. Excluding exceptional items, pre-tax profits increased 19% in the year to $1,558 million.

Profit before tax on continuing operations was up 13% to $1,301 million. This comprises an increase of 34% in underlying pre-tax profit (net management fee income) in year to $943 million and a decrease of 20% in net performance fee income to $358 million.

Profit before tax and exceptional items on discontinued operations (Brokerage) was up 69% to $257 million. Exceptional items resulted in a net pre-tax gain of $6 million.

The Group's profit before tax is analysed in the table below:

	2007 $m	2006 $m
Asset Management net management fee income	943	704
Asset Management net performance fee income	358	450
Total – continuing operations	**1,301**	**1,154**
Brokerage – before USFE/Refco losses and exceptional items	264	173
Brokerage – USFE losses in 2007	(7)	–
Brokerage – Refco losses in 2006	–	(21)
Brokerage – exceptional items	6	(70)
Total – discontinued operations	**263**	**82**
Group profit before tax	**1,564**	**1,236**

Income statement

In order to analyse the performance of the Group's two principal businesses, the Group's income statement is analysed separately between continuing operations (Asset Management) and discontinued operations (Brokerage).

Figure 36: **Diluted earnings per share (cents)**


%
70
60
50
40
30
20
10
0
19.6
15.7
28.0
23.5
34.5
30.3
51.0
35.7
63.9
50.8
03
04
05
06
07
EPS on total operations
Underlying EPS

In the above chart the figures for 2003 and 2004 are as they were presented under UK GAAP. The 2005 to 2007 figures are on an IFRS basis. Restating years 2003 and 2004 on an IFRS basis would not give rise to any significant differences.

Figure 37: **Post-tax return on equity (%)**


%
40
30
20
10
0
26.9%
32.5%
29.8%
33.5%
30.9%
03
04
05
06
07

In the above chart the figures for 2003 and 2004 are as they were presented under UK GAAP. The 2005 to 2007 figures are on an IFRS basis, although the fair value gain on the conversion option component of the exchangeable bonds is excluded in 2005. All other exceptional items arising in each year are included. Restating years 2003 and 2004 on a similar IFRS basis would not give rise to any significant differences.

Following the announcement on 30 March 2007 of the Board's intention to separate the Brokerage business by way of an initial public offering on the New York Stock Exchange of a majority interest in the third calendar quarter of 2007, Brokerage has been classified as a discontinued operation in accordance with IFRS 5 'Non-current assets held for sale and discontinued operations'. This requires that the results of Brokerage be included as a single line (including any disposal costs incurred in 2007 and any appropriate adjustments to the allocation of head office costs) in the Group income statement below profit on ordinary activities after taxation, with a corresponding re-presentation of the prior year. Hence in the analysis of the Group income statement below, continuing operations are analysed separately from discontinued operations.

Asset Management – continuing operations Year to 31 March 207	2007 $m	2006 $m
Revenue	2,114	1,851
Cost of sales	(335)	(273)
Other operating income	75	65
Other operating losses	(26)	(29)
Total operating income	**1,828**	**1,614**
Administrative expenses	(632)	(533)
Operating profit	**1,196**	**1,081**
Associates and JVs	44	33
Net finance income	61	40
Profit before tax	**1,301**	**1,154**
Taxation	(191)	(194)
Profit for the financial year	**1,110**	**960**

Asset Management – operating income, costs and margins

Asset Management revenues have increased by 14% over last year, reflecting the increase in management fees derived from higher levels of funds under management, partially offset by lower performance fees. Such revenues relate principally to management fees and performance fees, together with brokerage and other fees, each based on net asset values of the fund products. These include risk transfer fees (on guaranteed products), liquidity or cash management fees and valuation and registrar fees. Cost of sales relate to upfront and trail sales commissions and have increased by 23%, reflecting the continued high level of sales in recent years. This charge was split 37%:63% between the amortisation of upfront commission and trail commission, broadly in line with the ratio in the prior year.

Other operating income mainly comprises gains on seeding investments in some of the fund products, gains on redemption-bridging activities (both reported in performance fee income) and due diligence fees. Other operating losses mainly comprise some small losses on seeding investments in some of the fund products (reported in performance fee income), some administration costs of the fund entities borne by the Group, losses on sale of fixed assets and foreign exchange losses. Administrative expenses have increased by 19% from $533 million in the comparative period to $632 million. Of this amount, $289 million (46%) are variable overheads, relating to employee discretionary bonus payments. The increase in administrative expenses in the period results from a $57 million increase in discretionary bonus payments with the remainder from the investment in staff recruitment and infrastructure to support the growth of the business. Administrative expenses comprise 35% of total operating income. This operating margin is in line with that in recent years.

The table overleaf shows an analysis of net management fee income and net performance fee income over the last five years together with the margin ratio, as a percentage of average funds under management (FUM) in each period.

Net management fee income includes the fee income described above less all sales commissions payable, finance costs and all overheads not allocated to performance fees. Net performance fee income includes the fee income detailed above less those overheads allocated to performance fees, which almost entirely relate to employee performance compensation.

In 2007, the net management fee income/FUM margin was 2.3% for private investor products, which is slightly higher than 2006, and 0.8% for institutional products, which is in line with 2006. The performance fee/FUM margin reflects the underlying performance of the fund products during each accounting period. Performance fees from institutional fund products tend to be lower as these products target lower returns (and lower volatility).

In the income statement table on this page, income from associates and JVs is the contribution from financial interests in Affiliated Managers and include both established managers, such as BlueCrest, and new managers. BlueCrest contributed $40 million to net management fee income in the year.

Net finance income of $61 million arises on cash balances and margins on loans to funds in Asset Management, partly offset by interest expense on long-term debt to finance acquisitions and working capital requirements.

Brokerage – operating income, costs and margins

As discussed above, Brokerage has been classified as a discontinued operation in accordance with IFRS 5 and the comparative period re-presented accordingly. As a consequence, income and costs (including central recharges and allocations) have only been attributed to the discontinued operation to the extent that they will be eliminated at the time the operation is disposed of. Applying this principle has had the effect of decreasing the pre-tax profit of Brokerage by $4 million in both 2006 and in 2007. There is an equal and opposite impact on net management fee income in Asset Management.

Brokerage – discontinued operations

Year to 31 March 2007	2007 $m	2006 $m
Revenue	2,392	1,537
Cost of sales	(1,445)	(912)
Other operating gains	4	12
Other operating losses	(3)	–
Total operating income	**948**	**637**
Administrative expenses	(704)	(490)
Operating profit	**244**	**147**
Associates and JVs	2	–
Net finance income	11	5
Profit before tax and exceptional items	**257**	**152**
Exceptional items	6	(70)
Profit before tax on total operations	**263**	**82**
Taxation	(89)	(28)
Profit for the financial year	**174**	**54**

In Brokerage, revenue arises from those businesses where Man Financial acts as intermediary and also from those businesses where it acts as a matched principal broker, such as foreign exchange, securities, metals and energy trading. Income earned on customer balances, which are held off balance sheet, is included within the revenue line as it is deemed that such income is akin to an administration fee.

The increase in revenue over the comparative period was 56%, reflecting the integration of the acquired Refco assets and the continued recruitment of other producer teams, growth in market share and the benefits of active markets. Profitability was also enhanced by the rise in US interest rates in the year and an increase in customer funds compared to the comparative period.

Cost of sales increased 58% and relate to fees charged by the exchanges, fees paid to other brokers, rebates to introductory brokers and commissions paid to internal producer teams. There is no fixed element of these commissions; they are all based on sales volumes or profit contributions.

Other operating gains comprise gains on selling some surplus exchange memberships and other operating losses and some small foreign exchange losses.

Administrative expenses in Brokerage have increased 44% from $490 million in the comparative period to $704 million. Of the administrative expenses, $62 million relates to variable employee compensation.

The table below shows an analysis of the administrative expenses margins in Brokerage, excluding the exceptional items. The administrative expenses/income margin increased in 2006 as a result of the operating income in the acquired Refco businesses not covering overheads. In 2007, the benefits of the Refco integration have resulted in the administrative expenses/income margin improving significantly although the effect of this has been partly offset by the adverse impact of the change in the US dollar/sterling exchange rate applied to the significant sterling expenses of Brokerage's London operations.

Net finance income of $11 million arises on non-segregated cash balances and investments in Brokerage, partly offset by

Asset Management margins	2007	2006	2005	2004	2003
Net management fee income ($m)	943	704	594	459	280
Management fees/FUM	1.6%	1.6%	1.5%	1.4%	1.3%
Net performance fee income ($m):					
First half of year	221	166	31	55	54
Second half of year	137	284	88	181	124
Full year	358	450	119	236	178
Performance fees/FUM	0.6%	1.0%	0.3%	0.7%	0.9%

In the above table the figures for 2003 and 2004 are as they were presented under UK GAAP. The 2005 to 2007 figures are on an IFRS basis. Restating years 2003 and 2004 on an IFRS basis would not give rise to any significant differences.

Brokerage margins	2007	2006	2005	2004	2003
Net operating income plus net interest income ($m)	959	642	529	481	335
Administrative expenses ($m)	704	490	381	361	260
Administrative expenses/income margin	73.4%	76.3%	72.0%	75.1%	77.6%

In the above table the figures for 2003 and 2004 are as they were presented under UK GAAP. The 2005 to 2007 figures are on an IFRS basis. Restating years 2003 and 2004 on an IFRS basis would not give rise to any significant differences.

interest expense on long-term debt to finance acquisitions and working capital requirements.

As shown in the table to the right, the net exceptional items for the year resulted in a $6 million gain ($6 million loss net of tax).

As disclosed in the 2006 Annual Report, further exceptional Refco integration costs amounting to $12 million were incurred in the first half of the financial year ended 31 March 2007. These costs relate to the amortisation of retention payments to administrative staff, which have been spread over the core integration period of seven months following the Refco acquisition in November 2005.

The termination cost of the two US defined benefit pension schemes amounted to $18 million. These costs are non-recurring.

Up to 31 March 2007, $35 million of professional fees have been incurred, directly relating to the intended separation of the Brokerage business by means of an initial public offering on the New York Stock Exchange.

During the year Brokerage sold some of its surplus NYMEX seats, following the listing of NYMEX, realising a gain of $53 million.

In March 2007, Brokerage reached a settlement in relation to an exclusivity contract acquired with the purchase of the Refco assets. As a result of the settlement, Brokerage received income of $28 million and incurred direct costs of $10 million. The contract was deemed to have negligible value at the time of acquisition and there were no indications that this position had materially changed in the 12 months post acquisition, when provisional fair values of acquired assets can be amended in accordance with IFRS 3.

Brokerage exceptional items	2007 $m	2006 $m
Refco integration costs	(12)	(70)
Termination costs of the defined benefit pension schemes in the US	(18)	–
Costs relating to the IPO of MF Global	(35)	–
Gain on sale of NYMEX seats	53	–
Gain on settlement of Refco contract	18	–
Net exceptional gain/(loss)	6	(70)

Discontinued operations – USFE
With effect from 1 October 2006, Man Group acquired a controlling interest in the United States Futures Exchange (USFE), a Chicago-based electronic futures exchange, which was formerly known as Eurex US, for a purchase price of $23 million in cash plus $3 million of acquisition costs. In addition, the Group made a capital injection of $35 million into USFE. USFE will offer new products targeted at buy-side customers such as hedge funds and retail investors, sectors in which Man has significant expertise and market exposure. The goal is to expand the volume in listed derivatives by broadening the range of exchange traded products to new and existing user groups, rather than competing with established futures exchanges. In connection with the separation transaction, Man Group will allocate a direct ownership interest of 48.1% in USFE to MF Global, and Man Group will retain an ownership interest of approximately 17%. Man Group's remaining holding will be classified as an available for sale financial asset.

Tax
The tax charge for the year amounts to $280 million (2006: $222 million). The effective tax rate for continuing operations is 14.7% (2006: 16.8%). The bulk of the Group's profits is earned in Switzerland and the UK and the current effective tax rate is consistent with this profit mix. The decrease in the rate in the year principally relates to two items: the Group pays a higher tax rate on performance fee income than on management fee income and the performance fee income element as a proportion of the total fee income has decreased in the year; and a number of outstanding issues were agreed with the UK and Swiss tax authorities during the year resulting in a release of some tax accruals. The effective rate on total profit before tax is 18.0% (2006: 18.0%). The decrease in the tax rate for continuing operations is offset by the increased proportion of more highly taxed profits in Brokerage.

The growth in the Group's profitability has resulted in a significant increase in earnings per share in the year. Full details of earnings per share are given in Note 9 to the financial statements.

Cash flow
IFRS requires that the Group cash flow statement reflects the cash flows of the Group, including the discontinued operation. Hence, the analysis of the Group cash flows overleaf includes Brokerage, albeit with some disclosure of the impact of Brokerage on the Group's cash flows from operating, investing and financing activities in the year.

Net Group cash inflow for the year was $1,011 million, before shareholder distributions, driven off strong cash generation from operating profit. The statutory cash flow statement, which is presented in a different format, is given in the financial statements.

Cash flows in the year	$m
Operating profit (pre amortisation and depreciation)	1,698
Increase in working capital	(81)
Taxation paid	(202)
Net capital expenditure and financial investment	(321)
Other	(83)
Cash inflow for the year before shareholder distributions	**1,011**
Dividends paid	(306)
Share repurchases	(375)
Cash inflow for the year	**330**
Cash inflow from shares issued	42
Cash inflow from net movements in borrowings	250
Increase in cash, net of bank overdrafts, in the year	**622**

The increase in working capital relates principally to a $210 million increase in investments in fund products in Asset Management. This relates to seeding investments, investments to aid short-term rebalancing of the funds and to short-term redemption bridging activities. Partly offsetting this, loans to funds have decreased by $19 million. The movement in Brokerage's working capital from the prior year is not significant.

Net capital expenditure and financial investment comprise: net additions to the capitalised amount of upfront sales commissions and other intangibles of $197 million; net payments of $41 million from purchases, less disposals, of non-current investments; consideration paid to acquire USFE and another small acquisition of $38 million; and the remainder largely relating to expenditure on tangible fixed assets, mainly office refurbishment and IT systems.

In the cash flow table on the left, 'Other' includes net interest received of $69 million, which is more than offset by a net purchase cost of own shares by the Employee Trusts of $106 million and other minor net cash outflow adjustments of $46 million.

In 2007, Brokerage contributed a cash inflow of $79 million from operating activities, a cash inflow of $203 million from investing activities and a cash inflow of $48 million from financing activities. Hence Brokerage recorded a net cash inflow of $330 million in the year to 31 March 2007.

Balance sheet

The Group's balance sheet remains strong. At 31 March 2007, shareholders' equity was up 27% at $4,539 million. Retained earnings added $603 million to equity in the year, after deducting dividends of $306 million and the consideration paid of $375 million, plus $100 million provided for the maximum possible repurchase under the close period agreement, for the repurchase and cancellation of own shares. The partial conversion of the Group's exchangeable bonds added a further $249 million. At 31 March 2007 the Group had a net cash position of $1,832 million (2006: net cash position of $1,301 million).

To give more transparency to the Group's balance sheet, a segmental balance sheet by business is shown on the next page. The Group balance sheet in the financial statements shows the Brokerage assets and liabilities on two lines, being: assets of a disposal group held for sale and liabilities of a disposal group held for sale.

Prior to the sale of Brokerage, the Group intends to inject capital into Brokerage to increase its net assets to $1.2 billion, to ensure that it has an appropriate capital structure to function as a stand alone business. Applying the Group's capital allocation model gives a capital allocation to Asset Management of $2.1 billion. In the table, the implied Group's excess capital of approximately $0.9 billion (after allowing for the proposed Brokerage capital injection and a Group capital reserve) has been allocated in the Asset Management figures.

The growth in the futures and stock lending businesses in Brokerage has the effect of increasing both current assets and short-term creditors by $22 billion. In addition, there has been a $210 million increase in investments in fund products in Asset Management. The continued success of the loans to funds externalisation programme in the year has resulted in loans to funds decreasing by $19 million to $400 million at the year-end, despite the high level of sales in the year. The programme to externalise loans to funds is discussed in the 'External financing initiatives' section in the Risk Management review.

Contingent liabilities

Man Financial Inc., a US subsidiary of the Group, was served on 8 May 2006 with a Complaint by the receiver for Philadelphia Alternate Asset Fund ('PAAF') and associated entities. PAAF investors incurred trading losses as a result of alleged wrongdoing by a trading manager of PAAF. Man Financial acted as one of the brokers to PAAF, executing and clearing trading instructions given by PAAF, and as such does not consider that it is responsible for the losses suffered by PAAF investors. Accordingly, Man Financial will vigorously defend the proceedings brought against it.

Group balance sheet at 31 March 2007	Asset Management (Continuing operations) $m	Brokerage (Discontinued operation) $m	Group Total $m
Non-current Assets			
Property and equipment	46	44	90
Goodwill	785	103	888
Other intangible assets	429	191	620
Associates/JVs	258	12	270
Other investments	189	484	673
Deferred income tax assets	72	12	84
Non-current receivables	40	264	304
Total non-current assets	**1,819**	**1,110**	**2,929**
Current Assets			
Loans to funds	400	-	400
Trade and other receivables	442	32,097	32,539
Current tax assets	1	3	4
Derivative financial assets	15	-	15
Short-term investments	655	15,094	15,749
Cash and cash equivalents	1,571	1,858	3,429
Inter-divisional balance	1,424	(1,424)	-
Total Current Assets	**4,508**	**47,628**	**52,136**
Non-current Liabilities			
Long-term borrowings	(1,100)	-	(1,100)
Trade and other payables	-	(518)	(518)
Deferred tax liabilities	(18)	(62)	(80)
Pension obligations	(21)	-	(21)
Derivative financial liabilities	(9)	-	(9)
Other creditors	(2)	(9)	(11)
Total non-current liabilities	**(1,150)**	**(589)**	**(1,739)**
Current Liabilities			
Trade and other payables	(476)	(47,474)	(47,950)
Derivative financial liabilities	(6)	-	(6)
Bank loans and overdrafts	(489)	(8)	(497)
Taxation	(286)	(24)	(310)
Total current liabilities	**(1,257)**	**(47,506)**	**(48,763)**
Net Assets	**3,920**	**643**	**4,563**

In addition, the Commodity Futures Trading Commission (CFTC), the applicable US regulatory agency, is conducting an investigation into the PAAF losses and Man Financial has been cooperating with the CFTC in the provision of information and testimony about the trading activities it carried out on behalf of PAAF. This investigation has not yet been concluded. It continues to be the case that these matters are not expected to have a material financial impact on the Man Group.

Accounting standards and policies

The Board and the Audit and Risk Committee regularly review and update where appropriate the Group's accounting policies and disclosures. The Group's principal accounting policies are detailed in the financial statements on pages 83 to 90. The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas requiring a higher degree of judgement, or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are in: the classification of Brokerage as a discontinued operation; goodwill and other intangible assets; customer balances; the fund entities of which the Group is the investment manager; the exchangeable bonds issued by the Group; and taxation. These items are discussed in Section A of the Group's principal accounting policies note on page 83.

Risk Management

Introduction

Risk is inherent in the Group's business and activities. Our ability to identify, assess, monitor and manage each type of risk to which the Group is exposed is an important factor in our financial soundness, performance, reputation and future success.

The sections below describe our approach to risk management. The first section is applicable to all risks and covers the Group's risk governance structure, risk management process and its risk appetite. The second section explains the way in which Man categorises risks and principal factors that drive each type of risk faced by the Group and the measurement and processes for mitigation of these risks. The final section discusses future developments in risk management.

There are seven key elements in the Group's risk management process:

Risk governance
- Setting risk policies, delegated authorities and limits consistent with the risk strategy.
- Establishing clear functional responsibilities, reporting lines and committee structures for the management of risk.
- Ensuring appropriate skills and resources are applied to risk management.

Risk strategy and appetite
- Setting the overall direction and objectives for risk management.

Risk infrastructure
- Establishing and continually refining the necessary infrastructure to support the risk management process including systems, data, tools, management information and external disclosure.

Risk identification
- Assessing the potential impact on the Group of internal and external factors that might give rise to a direct or indirect loss or demand for liquidity.

Risk measurement
- Using a range of methodologies including economic capital, value-at-risk, risk of worst loss, stress testing, scenario analysis and qualitative assessment and judgement to assess the potential impact and likelihood of the identified risks arising on both an independent and aggregate basis.

Risk monitoring and reporting
- Monitoring and reporting on the Group's risk profile against its risk appetite, exposures against limits, losses and other risk related incidents, compliance issues and the effectiveness of the Group's internal controls.

Risk mitigation
- Taking informed decisions on the nature and extent of risk to retain and on the appropriate internal control environment needed to manage risk.

Risk governance

Responsibility for the overall framework of risk governance and management lies with the Board. The Board is responsible for determining risk strategy, setting the Group's risk appetite and ensuring that risk is monitored and controlled effectively. It is also responsible for establishing a clearly defined risk management structure with distinct roles and responsibilities.

Within that structure business managers are accountable for all the risks assumed within their areas of responsibility and for the execution of appropriate risk management discipline within the framework of policy and delegated authority set out by the Board. The principle of individual accountability and responsibility within a disciplined approach to risk management is an important feature of our culture.

Independent and objective assessment and monitoring of risk is provided by various risk control functions at Group level and within Asset Management and Brokerage. These risk control functions include the Group Risk department, risk management professionals embedded within each business, Legal and Compliance departments in each business, Group Corporate Responsibility and Internal Audit. Close attention is paid to the formal segregation of duties within business units and there are independent reporting lines for the key risk, compliance and finance functions. In addition, the processes which turn a risk decision into a concluded transaction – verification, confirmation, reconciliation, valuation, payment and settlement are carried out by functions that are distinct from those which make the risk decision. The key responsibilities of core functions in this regard are explained in more detail in the sections that follow.

In addition to individual responsibilities for risk management there is a structure of committees that, under authority delegated from the Board, have formal responsibility for and powers in relation to defined aspects of risk management. These are illustrated in the chart, which also shows their key responsibilities in relation to risks faced by Man.

Risk appetite

Risk appetite is the amount and type of risk that the Group regards as appropriate for it to accept in order to fulfil its business objectives. The Board regularly reviews and sets this in the form of nine risk appetite statements, which it sets in the context of the Group's capacity to bear risk and the requirements of various stakeholders, including those constraints set by the regulatory framework.

The risk appetite statements, which are summarised below, provide the benchmark against which the Group's risk profile is reported to the Board, Audit and Risk Committee (ARCom) and Group Risk Committee (GRC). Risk appetite also forms the basis for the calibration and setting of the delegated authorities and financial limits for all aspects of market, credit and liquidity risk.

The Group's nine risk appetite statements address both quantitative and qualitative aspects of risk taking. Although measurement of risk is essential, it is impossible to quantify some risks with any accuracy and numbers alone cannot show all aspects of risk. Qualitative judgements, therefore, are also a critical component of the Group's risk appetite and related monitoring and control processes.

The quantitative risk appetite statements address:

- maximum tolerance for unexpected loss (economic capital at 95% confidence level);
- minimum credit rating, measured by minimum capital surplus over economic capital required at 99.9% confidence level;
- minimum regulatory capital surplus;
- earnings volatility tolerance; and
- ability of the Group to meet peak stressed liquidity requirements without recourse to anything other than committed financing facilities or free cash balances to a confidence level of 99%.

Risk governance structure



Group Board
• Defines risk frameworks
• Sets risk appetite and overall policy and strategy
• Approves risk appetite
• Responsible for effective system of internal controls
Audit and Risk Committee
• Consider adequacy and effectiveness of the Group Risk Management and internal control framework
Corporate Responsibility Committee
• Consideration of major strategic CR issues, including reputational and operational risk incidents
Asset Management
Brokerage
Management Committee
• Ensures application of Group Risk governance, culture and principles in Asset Management
• Develops independent strategy within context of Group Risk appetite
• Responsible for internal controls within Asset Management
Group Risk Committee
• Reviews Group Risk profile
• Reviews capital and liquidity adequacy
• Reviews risk methodologies and policy
• Determines actions in relation to risk strategy, profile and controls
• Approves risk decisions within its delegated authority
Executive Committee
Risk Committees
Risk Committee
• Reviews Divisional Risk Profile
• Reviews Key Risk Indications, losses and other incidents (including regulatory issues)
• Reviews Internal Audit plans and reports and status of management actions relating thereto
Product Supervisory Committee
• Reviews financial, operational and reputational risks in approval of investment products and related financing and third-party service provider relationships
Supervisory Investment Committee
• Monitors risks associated with fund allocations and proprietary investments
Credit Committee
Direction and delegation of authority
Challenge and oversight

Risk Management continued

The qualitative risk appetite statements address:
- regulatory risk;
- reputation risk;
- operational risks in the execution of business plans; and
- risk related decision making, especially in relation to new business opportunities.

The Group's medium-term plan is also reviewed by the Board and GRC and subjected to sensitivity analysis to assess its impact on the risk appetite metrics.

Risk categorisation
The Group categorises risks as shown in the chart below.

Reputational Risk can result from events in any category and is measured through the business risk model.

Strategic and business risks
These are the risks that the Group's profitability may be eroded by changes in the business environment or by failures in its choice of strategy or execution of strategy. They are inherent to Man's business model and how well this is adapted to the business environment in which we compete. Strategic risk is distinguished from business risk in that it includes risks that are considered to arise over a longer timeframe and, should they arise, to be long lasting and fundamental in their effect whereas business risk is considered to be more of a cyclical phenomenon. Both risks would be manifested by an unexpected decline in revenues which could not be offset by a corresponding reduction in costs. They also include the reputation impact on the business model of events arising in the other risk categories.

Asset Management
Strategic and business risks in Asset Management include:
- persistent poor performance affecting the alternative investments sector generally or the specific funds managed by Man;
- regulatory change which significantly impacts the attraction of alternative investments for either private or institutional investors;
- an inability to access capacity in underlying investment management content;
- concentration or over-dependence on too few business relationships, either in terms of distribution channels or after-sales product service provision; and
- margin pressure due to market consolidation or entry of a dominant new competitor, particularly in the fund of funds business.

These scenarios may singly or in combination reduce new sales and product margin levels, and also increase redemption rates on existing products.

Risks at Group level include:
- the consequences of a failed or poorly executed acquisition;
- increases in the effective corporate tax rate;
- a prolonged fall in the value of the US dollar, the currency in which most of the Group's revenues arise, against either sterling or, to a lesser extent, the Swiss franc; and
- losing key people or teams resulting in the erosion of corporate knowledge or capability that is not readily replaceable.

The principal strategic and business risks referred to above, and the underlying drivers of such risks, are monitored by management and regularly discussed at Divisional and Group Boards. The potential impact of these risks on the Group's earnings is modelled through specific stress scenarios as part of the planning process.

In the course of Man's continuous and detailed monitoring of industry, competitive and regulatory themes, we do not see any current indications that our business is not well adapted to the business environment in which we compete. The fundamental downside strategic and business risks as broadly defined above have not impacted our business during the period under review. The Group also reviews the need to hold economic capital to cover the risk that, at a 99.9% confidence interval, the Group's revenues are insufficient to cover its costs (excluding the effect of any possible losses resulting from any of the other risk categories). Since a Group loss did not arise in any of the scenarios of extreme shocks that were modelled, it is not considered necessary to hold capital for business risks. This result is due to the Group's low cost: income ratio of 35%.

The Board is responsible for determining the long-term strategy and the markets in which the Group will operate. Its strategic planning process includes qualitative and quantitative assessments of the risks inherent in the divisional medium-term plans and downside stress tests to ensure that adequate capital and liquidity would be available in the event of any of the strategic risks crystallising. Regular reports are provided by management to the Asset Management Executive Committee or Board and to the Group Board on the Group's progress in respect of key strategies, plans and any initiatives to mitigate specific strategic risks.

Monthly financial reporting to the Board includes comparison against budget and forecasts for the full financial year, together with a review of key performance indicators including monitoring of the cost to income

Risk categorisation



Strategic Risk
Business Risk
Operational Risk
Credit Risk
Market Risk
Liquidity Risk

Reputational Risk can result from events in any category and is measured through the business risk model ratio and commentary by the CEO of Asset Management. Any material capital or non-budgeted expenditure requires approval by the Board, as do significant acquisitions, which are also subject to due diligence by the Group's corporate finance team and review by the GRC.

Business risk is mitigated by the diversification of the revenue stream within Asset Management between the private investor and institutional segments and across several fund styles and also to the extent that the costs of the Group are variable with respect to revenues. The bonus pool, which in 2007 amounted to 46% of total operating expenses in Asset Management (2006: 46%), is directly proportional to an agreed internal measure of profit and so provides this element of mitigation.

Since revenues are principally in US dollars, appropriate hedges, using mainly forward foreign exchange contracts, are put in place for the following year in accordance with criteria approved by the Board to fund non-dollar expenses that can be forecast with reasonable certainty.

Our reputation is a key component of our ability to achieve our strategic objectives. In common with other financial services businesses, our success depends not only on the effective management of the risks outlined above, but also on maintaining our reputation among many stakeholders – our staff, shareholders, investors in funds, distributors, lenders, regulators, key business partners and the general public – for the way in which we conduct our business. The Group's activities are also subject to supervision by market regulators in many countries and the Group is lead-regulated on a worldwide basis by the FSA in the UK.

Reputation risk necessarily requires a somewhat different approach from other risks. The Corporate Responsibility team addresses key business risks in the Summary Corporate Responsibility section of this Annual Report and in our full Corporate Responsibility Report, (which will be issued shortly before the AGM in July 2007). Key business risks of people, customers and the environment are analysed and reported against key performance indicators. The Corporate Responsibility Report, which reflects our risk based approach to corporate responsibility, is also available via our website. Our Corporate Responsibility Manual and Ethical Policy are also publicly available on our website. More detailed policies address issues such as our responsibilities to our people, investors and customers, sales and trading practices, new products, potential conflicts of interest, money laundering, 'know your customer' requirements, 'whistle-blowing' and confidentiality and privacy. These policies and procedures are reviewed frequently to ensure that they remain consistent with our high standards and meet or exceed regulatory requirements.

The Group aims to ensure that appropriate structures are in place to protect the interests of investors in the funds managed by the Group and regulatory compliance is a major focus across the Group in terms of business practice, culture and employee awareness.

Brokerage

Strategic and business risks within Brokerage result from its exposure to the risk of volume or margin pressure for reasons that include:

- a general decline in volumes in the markets and products in which Man offers execution and clearing services;
- margin pressure due to market conditions or competitor actions;
- diminishing client franchise due to either disintermediation by exchanges or other competitors applying innovations in technology;
- competitive pressure resulting in an adverse change in the economic terms of incentive structures offered to retain producer teams or the network of introducing brokers; and
- macro-economic changes such as a fall in interest rates, which would reduce the income earned on balances held on behalf of customers.

Mitigation of these risks is provided by the diversification of the Brokerage revenue stream between many financial products and across many geographical regions. These risks are also managed according to the same principles and with similar processes to those referred to above for Asset Management. Brokerage hedges part of its portfolio against the risk of falling interest rates. After taking into account the effects of hedging, it is estimated that a 1% decline in interest rates reduces Brokerage revenues by approximately $10 million.

Operational risk

Operational risk is the risk that the Group suffers a loss directly or indirectly from inadequate or failed internal processes, people, systems or external events. It is inherent in all the Group's business and support activities, and comprises a large number of disparate risks including losses resulting from events such as human error, IT failures, fraud, legal risk and external threats. It does not include the indirect consequence for the Group's reputation and any losses resulting from this, which are treated, for capital purposes, as a component of business risk.

Risk Management continued

Asset Management
Losses can arise from:

- process failures involving, for example, breaches of investment mandate, prospectus errors, valuation, financial accounting or modelling errors;
- software or hardware failure, project risk in relation to critical IT developments and breakdowns of information security;
- compliance failure from, for example, mis-selling;
- internal or external fraud;
- people-related issues such as inadequate resources, skills or departure of key personnel or employee-related litigation;
- legal risks due, for example, to inadequate contractual documentation; and
- external events leading to the loss of a critical site or a failure by a major third party provider of critical services.

The Group has developed a scenario approach to address, at a high level, the potential effect of low frequency/high impact events and the amount of capital the Group should prudently hold to cover these risks. The scenarios, which are regularly refined and updated, are based on management judgement, supported and validated by relevant external loss information and any internal loss or 'near miss' experience, trends in key risk indicators and the findings from internal and external audits. At a more detailed level, Internal Audit discusses with divisional risk managers the risks and the effectiveness of controls within their areas of responsibility. Internal Audit's assessment of these risks and controls provides independent assurance of the more granular information on which the scenarios are based.

Management is responsible for preparing and reviewing key risk indicators. These are discussed at monthly meetings of the Asset Management Risk Committee together with reports relating to any operational losses or significant 'near misses' experienced in the business.

Although operational losses in Asset Management during 2007 were less than $1 million, our approach is not designed to eliminate operational risk, but rather to identify the areas in which it might arise and to contain it within acceptable limits through the application of effective controls. The Group continually looks to improve its internal controls. Chief Operating Officers of the business units within Asset Management have a particular responsibility in this regard and have played a prominent role during the year in initiatives to strengthen risk management across a range of areas including through the redesign and further automation of critical processes. Ultimately, the management of operational risk is dependent on the high importance that we attach to the integrity of the internal control environment and the application of sound management judgement.

Key components in the operational risk framework applied across the Group include the principle that prime responsibility for its management lies with the line management of each business area and function. This includes the design of appropriate processes and controls, reporting of key risk indicators and the investigation of losses, operational incidents and errors referred to above. Careful attention is also given to segregation of duties in the business units. In addition, the Board has established a clear organisation and reporting structure, with business units operating under clearly defined policies and within written levels of delegated authority, including requirements to report losses and 'near misses' to a standard Group template and to escalate issues to the appropriate function or committee. The Group's processes are dependent on the integrity and robustness of its IT systems and significant resource is devoted to protecting the resilience of these systems. This includes formal business continuity plans and appropriate remote data back-up and disaster recovery facilities for each of Man's key locations to ensure the rapid recovery of business critical systems and functions in the event of disruption at any key location. Business continuity arrangements are regularly updated and tested to ensure their effectiveness.

The system of internal control is subject to regular review by Internal Audit, based on an audit programme approved annually by the ARCom. The programme is focused on the businesses and processes that are most significant in terms of the Group's risk profile and where there are key controls on which the Group relies to contain that profile. This prioritisation of work is influenced by any recent losses or incidents experienced by the Group or in comparable areas by third parties and by any significant changes in markets, geographic locations, products and business processes or major new initiatives or projects.

Within Asset Management a structure of investment committees is responsible for determining, monitoring and overseeing internal and external investment management processes and compliance with investment management mandates. In addition, a separate function is responsible for the independent valuation of, or review of, third party valuations of fund products. Specialist risk teams within each content engine conduct rigorous due diligence and ongoing monitoring of third-party managers of funds included within our fund of fund products. Compliance with local regulatory and legal requirements and appropriate Group policies and standards is monitored by the divisional compliance team.

Asset Management maintains a programme of independent validation that its processes and controls have operated as defined and required. This includes use of SAS 70 certification and other reviews by third-party experts in relation to the processes that are critical to providing services to the funds.

The Group has also purchased insurance cover from a number of third party insurers for both physical and business interruption risks, as well as various financial and liability insurances. The Group maintains and continues to develop insurance programmes to respond to its identified operational risk profile. The approach is designed to maximise breadth of cover and certainty of response in respect of key third party liabilities as well as proprietary asset, business interruption and personnel-related exposures.

Brokerage

Losses can arise from:

- process failures involving, for example, the credit and collateral management or settlement processes or errors made in placing customer orders on the market;
- software or hardware failure, project risk in relation to critical IT developments and breakdowns of information security;
- compliance failure from, for example, a breakdown in anti-money laundering controls;
- fraud from internal or external sources or from 'rogue trader' activity;
- people-related issues such as inadequate resources, skills or departure of key personnel or employee-related litigation;
- legal risks due to, for example, inadequate contractual documentation; and
- external events leading to the loss of a critical site or a failure by a major provider of outsourced services.

Trade execution errors are the most frequent cause of operational risk losses in Brokerage. Such losses amounted to $13.0 million in 2007 (2006: $10.6 million). The use of taped customer lines, rapid confirmation of customer orders and real-time reconciliation of positions with exchanges has ensured that these errors remain a very low percentage of revenues.

Brokerage also incurred costs of $31.2 million (2006: $13.6 million) relating to settlement of legal claims (including related legal costs, but before any insurance recoveries) and regulatory fines. Brokerage remains subject to a legal claim from the receiver of Philadelphia Alternate Asset Fund (PAAF) and associated entities and the increase in costs relates largely to the defence of this claim. This is discussed further in the Contingent liabilities section of the Financial Review.

The operational risks within Brokerage are managed using the same principles outlined above for Asset Management. The integration of the business acquired from Refco was completed by summer 2006 and their systems, including financial systems such as the general ledger, are on common platforms with the existing businesses within Brokerage. Brokerage has also commenced a major programme of work that will extend over several years to ensure that its internal controls over financial information match best practice and will be capable of meeting Sarbanes-Oxley requirements by May 2009. In addition, Brokerage has continued to strengthen the compliance functions in its key locations and to expand its disaster recovery facilities to ensure they remain adequate for the increased headcount following the acquisition of various businesses from Refco in 2006.

Credit risk

Credit risk is the possibility that the Group may suffer a loss from the failure of counterparties, customers, borrowers or issuers to meet their financial obligations to the Group, including failing to meet them in a timely manner. It includes the risks that the Group may suffer a loss as a result of guarantees issued or commitments given to third parties, as a result of settlement failure or because of country risk. The direct taking of credit risk in order to earn a return is not a central feature of the Group's business; rather credit risk generally arises as a result of activities that support the Group's business model.

Asset Management

In Asset Management the Group is exposed to credit risk mainly in respect of its lending to funds and indirect risk in respect of contingent exposures to third-party lenders to the funds, which are explained further below.

External financing of funds is usually sought from major financial counterparties in various structured forms including OTC contracts. The Group, however, also provides short-term loans, predominantly on an uncommitted basis, to certain composite fund products principally for the following purposes:

- to provide bridging finance where investors are offered an enhanced liquidity service and the Group holds shares in funds for the period between making the redemption payment to the investor and receiving payment from the manager of the underlying funds;
- as part of the regular rebalancing of fund of hedge fund products where funding is provided to bridge a timing mismatch between making payments to increase holdings in some underlying hedge fund investments and the receipt of redemption proceeds from exiting underlying hedge fund investments;

- to provide leverage to funds that has not been provided by external parties, typically in the early stages of a fund life or in respect of small funds where it is more difficult or not cost effective to obtain external financing; and
- for some funds to meet margin calls where cash is not available in the fund and without the fund having to sell assets or close positions.

In prior years the Group granted, in a few instances, small first risk of loss guarantees to external providers of financing for funds. There were no first risk of loss guarantees remaining at 31 March 2007 (2006: $18 million).

External financing to fund products has in several instances been provided in the form of a collateralised fund obligation (CFO). Where this form of financing has been used, Man has agreed to make and retain an investment in the mezzanine debt tranches of the CFOs. The Group is exposed to a risk of loss on these investments although the high level of equity (typically 30%), which is subordinated to these investments, makes the likelihood of any loss very small.

Empyrean Re, a subsidiary in Asset Management, writes short-term excess of loss reinsurance/retrocession treaties for certain trade credit insurers and reinsurers. Empyrean Re is exposed to credit risk in the event that losses resulting from defaults by the underlying obligors in each reinsurance/retrocession treaty exceed the deductible under that treaty and to the extent that the loss is not otherwise hedged by Empyrean Re or exceeds the limit on claims payable under the treaty.

The Group is also exposed to counterparty risk with respect to deposits placed with various banks. Country risk is a particular form of credit risk and arises from the possibility that a financial transaction or obligor will fail to complete according to its anticipated terms as a result of political or economic failure, action or embargo imposed on or by a specific country.

Credit exposures at 31 March were as follows (all amounts in millions of US dollars):

	2007	2006
Bank deposits	1,406	783
Loans to funds	400	419
CFO tranches	18	19
Other	8	6
Total	**1,832**	**1,227**

The Group's aggregate lending to funds and the amount it lends to an individual fund are subject to limits approved under delegated authorities from the Board. The individual limits are lower than the regulatory limits on single large exposures with which the Group must comply. The risk exposure is modelled extensively before any credit is extended to a fund and the Group's lending is predominantly repayable on demand.

Leverage is monitored daily for these different fund products and a review is triggered if levels approach certain pre-defined multiples of prevailing trading company net asset value or 'risk capital'. These multiples are derived from computer supported models that calculate proprietary risk indicators, similar to value at risk, which provide an estimate of risk, based on the positions held and margin exposures, sector investments, extreme association between manager returns and individual, or typical, manager volatility and liquidity. This de-gearing process has been triggered in eight funds where the Group has been the provider of leverage since the process began in 1996. All of these funds have either re-geared or have been redeemed since the de-gearing process was initiated. The Group has never incurred any credit losses on loans made to funds.

The same risk monitoring and controls apply equally to those fund products which borrow externally and these support the Group's contingent exposures under first risk of loss guarantees.

Empyrean Re manages credit default risk by actively monitoring the creditworthiness of the underlying obligors and maintaining exposure within limits. Another important risk mitigant is the liaison with the primary trade credit insurer that has the ability to reduce or mitigate exposure covered by the insurance policy should the credit rating of an underlying obligor deteriorate. The portfolio risk is modelled taking into account each reinsurance treaty structure (including deductibles, limits and reinstatements) using a proprietary quantitative model. Capital market transactions are undertaken to maintain the portfolio within a risk-based limit.

The GRC establishes limits for aggregate stressed exposure to countries in accordance with delegated authority limits set by the Board.

The Group's credit risk management processes are subject to regular review by Internal Audit.

Brokerage
Brokerage is primarily an intermediary and matched principal business offering execution and trading services, mostly in exchange-traded products. For execution-only customers, the credit risk arising is that of collection of commissions receivable after invoicing. The credit risk for cleared customers is in paying variation margin to the exchanges before receiving it from customers. Most customers are required to cover initial and variation margins with cash and must pay any margin deficits within 24 hours. In line with market practices, Brokerage provides unsecured credit lines to some customers for initial and variation margin.

Brokerage is also exposed to the risk of default by counterparties in respect of positions held with these counterparties. These are mainly exchanges, clearing houses and highly-rated and internationally recognised banks (as illustrated in Figures 38 and 39). The risks include both pre-settlement and settlement risk. Pre-settlement risk is the possibility that, should a counterparty default on its obligations under a derivative contract, the Group could incur a loss when it covers the resulting open position because the market price has moved against the Group. Settlement risk is the possibility that the Group may pay a counterparty, such as a bank in a foreign exchange transaction, and fail to receive the corresponding settlement in turn.

The amounts owing to Brokerage by customers and counterparties are largely in respect of instruments such as futures and options whose value changes as market prices change. For such derivative contracts, the credit risk does not depend just on the current value of the contract, but also on the potential value of the exposure (net of any margin held as collateral) at any point during the life of the contract. The Group uses a stochastic model to assess the potential or stressed value of such exposures and these are used as an input into its evaluation of credit risk in its economic capital methodology

Brokerage had, at 31 March 2007, granted credit lines to customers which amounted to $1,070 million (2006: $929 million). At 31 March 2007, $688 million (2006: $660 million) of this amount related to initial margin that customers were not required to cover with cash collateral and the remainder related to credit lines given for variation margin. Utilisation of these lines at 31 March 2007 amounted to $305 million (2006: $661 million), of which $237 million (2006: $622 million) related to initial margin. In addition, customers owed Brokerage, largely in respect of margin calls and commissions receivable for execution business, a further $58 million at 31 March 2007 (2006: $102 million).

Brokerage has experienced only small losses from credit risk (including write offs and the movement in the provision for doubtful receivables) of $4.0 million in 2007 (2006: $4.6 million).

Brokerage monitors both current exposures, computed by reference to the mark-to-market value of positions, and potential futures exposures, computed by reference to stressed values based largely on modelling of the effect of extreme market movements on these values.

In Brokerage, a key control to mitigate credit risk on cleared business is the initial margin paid by customers as a deposit before they can commence trading. Brokerage uses software to test the adequacy of initial margins and, where appropriate, sets margin requirements at higher levels than those requested by the exchanges to minimise credit risk. Most customers are required to cover initial and variation margins with cash. Client activity levels are monitored daily to ensure credit exposures are maintained in accordance with agreed risk limits. Daily and, if required, intra-day margin calls are made on clients to reflect market movements affecting client positions. Stress testing is performed to evaluate the effect of potential market movements on customer positions and may result in customers being asked to reduce positions. The division reserves the right to liquidate any customer position immediately in the event of a failure to meet a margin call.

Credit lines to Brokerage customers are approved by the Brokerage Division Credit Committee or GRC in accordance with delegated authority limits set by the Board. All credit lines are reviewed at least annually.

Counterparty exposures are typically with major exchanges or highly-rated and internationally recognised banks. Many of these exposures are subject to netting agreements which reduce the net exposure to the Group. Limits for counterparty exposures are based on the creditworthiness of the counterparty and are subject to approval by either the Brokerage Division Credit Committee or GRC in accordance with delegated authority limits set by the Board. The credit risk is diversified between customers and counterparties across a wide range of markets.

The majority of customers and counterparties are based in OECD countries.

Figure 38: **Stressed exposures by external credit rating**
31 March 2007


1
2
3
4

1 AA- or better 55%
2 A- to A+ 15%
3 BBB- to BBB+ 1%
4 Less than BB+ or No Rating 29%

Figure 39: **Stressed exposures by type**
31 March 2007


1
2
3
4
5

1 Exchanges/Clearing Houses 3%
2 Funds 15%
3 Banks 65%
4 Corporate 14%
5 Other 3%

Risk Management continued

Market risk
Market risk is the possibility that the Group may suffer a loss resulting from the fluctuations in the values of, or income from, proprietary assets or liabilities. It includes losses on those assets or liabilities arising from fluctuations in interest rates and exchange rates. The Group does not take market risk for the purpose of earning a return on that risk as a central feature of its overall business model; rather this risk arises as an indirect consequence of supporting other activities in its business.

Asset Management
Asset Management is exposed to market risk on its proprietary investments in various fund products. These include seed capital provided to a new manager, where Man purchases shares in a fund before selling them to third-party investors or redeeming them at a later date, typically holding the investment for a period between six and twelve months. Proprietary holdings are also taken in established funds in order to test a new model, market or instruments, revised software or changes in investment processes before exposing third-party investor money to these changes. For certain funds, Asset Management will also buy shares from investors between the fund's quarterly dealing dates, and will hold these shares until they can be sold to a third-party investor or transferred into another product structure or redeemed. This enhanced liquidity service is discretionary and does not, therefore, constitute market-making.

Limits are placed on proprietary investments in funds, both at the level of the individual fund and in aggregate. These limits are set in accordance with delegated authorities approved by the Board. A series of risk measures relating to these investments is reviewed regularly (usually weekly) and appropriate action is taken if the risk deviates from predetermined tolerance bands.

Proprietary investments in fund products at 31 March 2007 amounted in aggregate to $837 million (2006: $509 million), including $24 million resulting from the provision of enhanced liquidity to investors (2006: $13 million).

Figure 40 shows the monthly net profit or loss on current proprietary investments during 2007. The gains and losses from current proprietary investments are included within Asset Management net performance fee income and in 2007 a net gain of $27 million was recorded (2006: $36 million).

Asset Management is also exposed on a contingent basis to market risk arising from committed purchase agreements (CPAs) which enable some of its fund products to provide enhanced liquidity to investors. CPAs allow these fund products to sell investments to Man at the prevailing market price if they cannot immediately be redeemed. If Man cannot dispose of the investments immediately, they become a proprietary holding and the Group is exposed to market risk on them until such time as they can be sold to a third-party or redeemed. The maximum period for which Man might have to hold investments purchased under a CPA is typically 4½ months (from purchase to redemption).

In the past, CPAs were also put in place with some external financing providers, particularly where they took underlying investments as collateral for their lending. Most of these agreements have now been cancelled and these terms are no longer offered to lenders (any new CPA in support of lending would require GRC approval).

The Group's net assets are exposed to the effect of movements in the exchange rate between the US dollar and other currencies to the extent that the Group has net assets or liabilities in currencies other than the US dollar. The effect of exchange rate variation on revenues and expenses is considered a business risk and is discussed further above. Note 11(a) to the financial statements shows exposures that give rise to net currency gains and losses recognised in the income statement. As that note shows, unmatched net assets are not significant.

The Group's earnings are also potentially exposed to the effect of movements in interest rates to the extent that there is a mismatch between floating rate deposits and other investments and fixed rate borrowings. However, it is the Group's policy to hedge this risk and, after taking into account interest rate swaps, there was little net exposure to interest rate movements in either 2006 or 2007 (other than the exposure in Brokerage referred to below).

Brokerage
In most markets Brokerage acts as an intermediary, resulting in limited market risk to the Group. The exceptions are positions in foreign exchange, fixed income, metals and energy markets where Brokerage acts as principal and where there may be time delays between opening and closing a position. The majority of these positions are only intra-day, although the business may also maintain small positions overnight in these markets. Brokerage is also exposed to market risk where there is a difference in maturity date of otherwise matched positions in metals and in its OTC derivatives business where positions may not be perfectly hedged.

Figure 40: **Distribution of monthly gains/losses from current proprietary investments**


Frequency
5
4
3
2
1
0
Monthly gain/loss
$(4)m - $(2)m
$(2)m - $(0)m
$0m - $2m
$2m - $4m
$4m - $6m
$6m - $8m
$8m - $10m
2006 1 2 1 2 2 4 0
2007 3 2 1 2 1 1 2

Tight limits are also imposed on the net positions that can remain open at the end of each day in Brokerage in the products traded as principal such as the metals, foreign exchange, fixed income and energy markets. Monthly stop losses are applied where potential losses are considered material. The stop loss is monitored daily and, if triggered, the relevant limit on net positions is either reduced or cancelled for the remainder of the month.

Value-at-risk ('VaR') is an estimate of the potential loss in value of these principal positions due to adverse market movements over a defined time horizon with a specified confidence level. Using an historical simulation approach, the one day VaR for these positions was $1.3 million at a 95% confidence level on 31 March 2007.

Brokerage is also exposed to interest rate variation in respect of balances held on behalf of customers. In this respect, an increase in short-term interest rates is beneficial to the earnings of the business. This is considered a component of business risk and is discussed further above.

Liquidity risk

This is the risk that the Group, even if it has adequate capital resources, does not have sufficient financial resources that can be used to enable it to meet its obligations as they fall due, or can secure them only at excessive cost.

Group funding and liquidity risk is managed centrally. The Group finances its operations from the cash flow generated by its operations, bank borrowings on both a committed and uncommitted basis and through finance obtained from the wider capital markets. Substantially all of the Group's borrowings are via Man Group plc (the Company) or its two central finance subsidiary companies, which on-lend to other subsidiaries in the businesses.

Asset Management

Within Asset Management the principal usage of liquidity is by the funds themselves. While the majority of this funding is provided by external parties, the Group also provides some of the credit used by the funds, as explained in the 'Credit risk' section above.

Brokerage

In ordinary circumstances Brokerage is self-financing with the inflows of initial margin and variation margin received from customers and counterparties capable of meeting the outflows of margin payments to exchanges and other counterparties. In stress scenarios Brokerage may find it necessary to utilise the Group's bank facilities to meet exceptional cash outflows. These would typically result from a situation in which there has been a settlement failure in respect of a large transaction or in circumstances where there have been very large movements in market prices and there is a requirement to pay significant amounts of margin before an equivalent amount has been collected from customers. They could also arise from a much greater drawdown of credit lines by those customers to whom Brokerage has granted credit.

Risk measurement

Liquidity risk is assessed by means of stress testing and scenario analysis. The effect of each of the factors referred to above which drive the level of funding that the Group might be called on to provide to the businesses is considered against the background of six scenarios. The scenarios, which were developed by Group Risk in conjunction with the businesses and approved by the GRC, include the effect of major adverse market movements, extreme levels of net redemptions in Asset Management, substantial increases in margin levels at exchanges and a major settlement failure.

The parameters of the scenarios are determined through a combination of statistical analysis and the application of experienced judgement to provide what is felt to be a prudent view of what could happen in the relatively remote circumstances defined by the scenarios. The analysis also considers the time period over which and the time zone in which the liquidity demands might arise as well as the currency and geographic location. These are compared with the availability of funding from the Group's committed bank lines and the free cash balances that would be available to the Group in the event of a severe liquidity stress.

On the basis of these parameters, the analysis shows that the Group can meet the required liquidity under any of the stress scenarios with a confidence level of 99% solely from its committed bank facilities and free cash balances. The Group can meet modelled liquidity requirements to higher levels of confidence than 99% if it chooses to use some of the other mitigants that are available and are under its complete control. These are discussed further in the section on 'Risk mitigation' below. Since the tenor of external loans to funds is typically shorter than the term to maturity of the related funds, the Group has considered the possibility that it may not be able to roll over or find alternative providers of such funding in time in the event that one or more providers of this funding did not wish to renew. On the basis of the maturity profile of the external loans, the number of competing providers of such funding and, ultimately, since the Group is under no obligation to replace external funding with loans of its own, the

Board is confident that this does not result in unacceptable liquidity risk.

Risk mitigation

The liquidity risk management framework and significant related policies are reviewed and approved by the GRC, Board and ARCom and these bodies are informed monthly about the Group's current and prospective liquidity conditions. They are also responsible for approving settlement limits for individual counterparties under delegated authorities approved by the Board.

The short-term tactical management of liquidity takes place largely within the businesses, which also provide Group Treasury with forecasts of their likely future cash flows and any requirements for funding from the Group's central facilities.

The Group's overall approach is to provide sufficient liquidity to be able to meet, from its available facilities and free cash balances under stressed scenarios, the planned requirements of the business to a 99% confidence level. More extreme liquidity stresses are to be met from other mechanisms under the Group's control. The guiding principle is to ensure that funding (both directly to the Group and to the funds managed by the Group) is obtained from diverse markets and providers and with a range of maturities. This is to ensure a stable flow of financing and to provide protection in the event of market disruption.

The amount of the potential liquidity requirement is assessed through the scenario process discussed above. Group Treasury is responsible for securing the appropriate funding to meet this requirement.

The Group also has a contingency funding plan in place under which a Funding and Liquidity Taskforce would meet in circumstances of extreme liquidity stress to consider the actions that the Group should take to manage its funding requirements. These actions could include the recall of loans to funds which are, substantially, discretionary facilities repayable to the Group on demand. The plan was tested during the year using a hypothetical scenario involving substantial redemptions. The test was used to confirm the effectiveness of the contingency funding plan and also to identify and address any operational issues with its implementation.

The following table summarises the Group's available facilities (drawn and undrawn) by maturity as at 31 March 2007 based on final expected maturity.

Maturity by period	Total $m	Less than 1 year $m	1-3 years $m	3-5 years $m	After 5 years $m
Short-term bank debt	433	433	–	–	–
Long-term bank debt	2,325	–	2,325	–	–
Exchangeable Bond	506	506	–	–	–
Senior Private Placement	300	45	145	60.5	49.5
Subordinated Private Placement	210	–	160	50	–
Subordinated FRN	400	–	–	400	–
Total facilities	**4,174**	**984**	**2,630**	**510.5**	**49.5**

Available liquidity

At 31 March 2007 the Group had total facilities of $4.17 billion (2006: $4.41 billion) of which $2.56 billion (2006: $2.67 billion) was unused. The bank credit facilities total $2.76 billion of which 89% are committed.

The tenor of the Group's debt has changed over the past year with the passage of time, 23.5% of our debt now has a maturity of less than one year compared to 11% last year. If the separation of Brokerage proceeds as intended then both Asset Management and Brokerage will refinance their debt facilities. A refinancing of the Group's syndicated facility in 2007 will once more extend the maturity profile.

At 31 March 2007 $2.075 billion of the syndicated facility was unused (2006: $2.275 billion). This facility expires in June 2009. There are no circumstances under which we would expect this facility would not be available for use.

During the year 38% of the Group's £400 million seven year Exchangeable Bonds were converted, following an offer by the Group to pay a fixed cash sum to bondholders. The cost of the cash incentive offer amounted to $12 million, which has been expensed within the finance expense line of the income statement. The reduced amount of the bond of £248 million has a coupon of 3.75% and can be called by the Group from its fifth anniversary in November 2007 in certain circumstances. Its final maturity is in 2009.

The Group also has $300 million of senior debt by way of a private placement in the US, which has a series of maturities as shown in the table opposite.

The Group also has $610 million of subordinated debt which qualifies as Tier 2 capital for regulatory capital purposes. This is comprised a $400 million US dollar denominated subordinated FRN issued in September 2005 by Man Group plc and a total of $210 million subordinated Private Placements issued in March 2004 and August 2005. All of these new financings have 10 year final maturities with a call option at year 5. The Group also has uncommitted bilateral facilities of $190 million (2006: $334 million). These facilities are all on broadly similar terms to the main syndicated facility and are renewed annually.

External financing initiatives

There is an element of leverage in many of the private investor product structures and also in some of the products provided to institutional investors. The Group continues to arrange for provision of this requirement from external providers on behalf of these fund entities. The more temporary bridging funding requirements of fund entities are typically provided by the Group.

At 31 March 2007 the funds had borrowings from the Group totalling $0.4 billion (2006: $0.4 billion), a further $0.7 billion from two collateralised fund obligations (2006: $0.7 billion) and borrowings totalling $11.3 billion from 25 banks (2006: $8.1 billion). The Group, as a matter of policy, now seeks to pre-arrange the funding requirements for the private investor fund products, thus avoiding the need for the Group to provide the initial funding for funds shortly after launch.

The Group now seeks to obtain external funding without the requirement to provide any CPA to the third-party banks. At 31 March 2007 the CPAs in place in respect of third-party loans to funds amounted to $0.2 billion (2006: $1.0 billion).

Ratings

The Group's long-term senior debt ratings are A- from Fitch Ratings and Baa1 from Moody's, both with stable outlooks. During the year both Fitch and Moody's reaffirmed their ratings. The Group aims to maintain a rating of at least BBB+/Baa1 over the long-term.

Corporate Responsibility Summary Report

Introduction

As with last year we will be publishing a separate and more detailed Corporate Responsibility Report, which will be released prior to the Annual General Meeting. This section of the Annual Report is therefore a condensed summary of the full report.

We define Corporate Responsibility as follows: "To commit to and evidence, where possible our high standards of business behaviours both corporate and individual, which underpin the reputation of our Group and which create and maintain trust in and loyalty to our Group by all of our stakeholders".

In the financial services industry, trust is an essential prerequisite, in our specialised segment of the industry, in which we are market leaders, trust is absolutely fundamental in maintaining long standing customer relationships, establishing new ones and deepening our relationships with our stakeholder base – the loyalty of our stakeholders has to be earned.

By thoughtful interaction and engagement to ensure that we understand what is expected of us so that we can respond, adapt and change in line with stakeholder needs.

Our Board's overriding leadership focus is therefore, on our people for it is they who are trusted with that most critical of assets, our reputation.

Our core principles which are articulated in our Global Ethics Policy, form the foundations of our Corporate Responsibility Programme and are imbued into our Company.

Corporate Responsibility is therefore an essential element in our business proposition in that it sets out the standards in the key reputation areas which we believe are appropriate and necessary in meeting the needs of all of our stakeholders.

Summary of the core Corporate Responsibility elements

Our risk-based approach to Corporate Responsibility has proven invaluable in giving our Board and senior management a clearer picture of where we must focus to maintain the trust and commitment of our people, shareholders and stakeholders. Identifying and prioritising areas of business risk and defining indicators by which to monitor and manage them, has also helped us develop clear programmes of stakeholder engagement including, for example, global employee and customer surveys and workshops on personnel safety, climate change and philanthropy.

The Companies Act 2006

Later this year the Companies Act will introduce enhanced requirements. The current law requires the directors to report on key business activities including employees and environment matters. Under the new Act these requirements are extended to the reputation imperatives of Corporate Responsibility. We are confident that our existing strategic approach aligns well with the new requirements.

In last year's report we described in some detail each of the elements traditionally considered core to Corporate Responsibility. This year we have shifted focus slightly concentrating on areas of particular relevance given the nature and scale of our global business. These areas include:

- our people
- leadership and governance
- customers
- communities and philanthropy
- the environment



Our Core Values
Business conduct
Employee integrity
Operating principles
Product and service integrity
Reputation
Trust

Figure 41: **Gender analysis**
(Permanent only)



Number of employees
6,000
5,000
4,000
3,000
2,000
1,000
0
2004
2005
2006
2007
Male
Female
Total

With the significant increase in staff numbers following integration of Refco our gender mix has remained constant year on year at 70:30 male:female.

Leadership and Governance
Clear leadership is regarded as a critical factor in embedding responsible behaviour throughout the organisation. Our CR Committee, which reports to the Group Board, is led by our Group Chairman, Harvey McGrath, with membership including our Deputy Chairman, Stanley Fink, our CEO, Peter Clarke, the Heads of the businesses and Corporate areas. We believe this level of accountability sends a clear and powerful message as to the seriousness with which we view CR in our business

Our complete CR programme, along with our carbon neutral initiative will be externally accredited by The Virtuous Circle Limited and their full report and accreditation will appear in our CR Report.

Our people
To develop our understanding of the motivations and needs of our employees, we launched our global employee survey. Employees were asked to respond to a series of questions about their own position, their departments and the Group overall. The statements asked for a response graded from strongly agree to strongly disagree. There was also the ability to add written comments. The survey received a response rate of 75% with many employees writing an additional commentary. The survey results were very encouraging and indicated a very strong alignment to the strategic objectives of the Group and to the inclusive and entrepreneurial culture of the Company.

During the year we introduced an enhanced employee benefits scheme – ManFlex, and added more flexibility to align to the changing needs of our employees.

Live Life Save workshops in association with the Suzy Lamplugh Trust, to train our employees and their families in managing risk and personal safety.

Customers
We launched pilot customer surveys in a number of countries, with an initial focus on Man Investments' institutional investors, in preparation for an extended programme of work in this area.

Procurement
Our reputation rests in part on our business relationships, and how the vendors and suppliers on whom we depend conduct their business. During the year we introduced a supply chain Corporate Responsibility questionnaire, implemented a procurement Code of Practice, and are developing a procurement intranet site with a 'Buying Guide'.

Environment
We consider that the potentially destabilising effect of issues such as climate change requires us to adopt a thought leadership position to encourage our industry to play its part in framing appropriate solutions.

The Group this year for the first time successfully offset 100% of its CO_2 emissions, using Gold Standard Certified Emission Reduction credits to achieve – and surpass – carbon neutrality. We conducted 'carbon workshops' in London and Pfäffikon for more than 200 members of staff, conducted an employee global household carbon footprint survey, and established an intranet-based carbon calculator to provide energy saving tips and help staff calculate household carbon emissions – with 50% Group subsidy to any offset expenses incurred.

Data gathering and reporting
The Group recognises that any firm's performance on corporate responsibility can only be as good as the data by which it is monitored and managed. We have therefore set about improving our data gathering capability, particularly to meet the needs of the new regulatory disclosure. During the year we established procedures to allow the capture of data and analysis processes; introducing greater granularity of data, increasing our ability to report in more detail on all facets of our operations, and identifying Key Performance Indicators to benchmark key risks for both Corporate Responsibility and Business Review purposes.

Community
Group charitable donations increased from $5.9 million to $12.0 million year-on-year, the majority of which was donated to the Man Group plc Charitable Trust. A formula for determining charitable giving was introduced last year and applied for the first time in the financial year ended 31 March 2007. On a pre-tax basis, the amount of charitable giving is determined as follows:

- 2.5% of Asset Management's net performance fee income; plus
- 0.25% of Asset Management's net management fee income; plus
- 0.25% of Brokerage's net income.

The minimum charitable giving in any year is guaranteed to be no less than 0.5% of Group pre-tax profits.

Staff matching and GAYE schemes continued this year and details of these and our community activity will be included in our detailed Corporate Responsibility Report.

Figure 42: **Employee age profile**
(Permanent only)



Number of employees
2,000
1,800
1,600
1,400
1,200
1,000
800
400
200
0
<20
20-29
30-39
40-49
50-59
>60
Age (Years)
Male
Female
Total
2006

The age profile has remained broadly constant following the integration of Refco with a small measurable shift from the 30-39 age group to the 20-29 age group. 10% of our people are aged 50 or over compared with just under 9% last year.

Figure 43: **Length of service**
(Permanent only)



Number of Employees
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
<1 year
1-2
3-5
6-10
11-15
<15 years
Male
Female
2007
2006

Despite the significant number of Refco people reflected in the 1-2 years category, 30% of our people have more than 5 years' service, with 10% over 10 years, compared with 33% and 12% last year.

Figure 44: **CO_2 emissions per employee**



KgCO2/employee
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1000
500
0
Utilities
Air Travel
Total
2005
2006
2007

Although our air travel has increased, the use of green electricity has resulted in a significant decrease in our per capita carbon footprint.

Corporate Responsibility Summary Report continued

Accreditation

To ensure the credibility of the data used in and the efficacy of our Corporate Responsibility Report and Carbon Programme, we appointed external accreditors for the first time.

Key themes and strategy

Our strategy will remain to build on the strong foundations of our continuously developing Corporate Responsibility Programme.

A key challenge will be to continue to embed Corporate Responsibility ever deeper into the fabric of our business as we move on to, and through, the separation of Man Financial, providing our key stakeholders with clear evidence of the ways it adds value to our business and to our relationships with them.

We will focus ever more closely on areas identified as presenting the greatest potential risk to the sustainability of our company and its businesses: our people, our customers, corporate governance and the environment. These are also areas where business opportunities lie and where the analysis generated by the Corporate Responsibility Programme can help the Board better understand the potential for growing the business.

The approach of the Group has been to quantify its Corporate Responsibility activities to assure and increase the credibility of its programme. With the onset of statutory non-financial reporting, we acknowledge our duty to develop methodologies which will ensure that the data we report in the Business Review is accurate and robust. This needs to be the case not only opposite the regulator, but also key stakeholders – particularly our investors, who need assurance that our activities are beyond reproach and our analysis and conclusions robust. We have a wealth of data to draw on as we continue to develop our thinking, particularly in the area of business materiality, developing, for example, relevant KPIs for future reporting purposes.

This approach, we believe, both assures further sustainable progress and keeps faith with the core values of Man Group, which have guided our behaviour and helped drive our success for over 200 years (see Figures 41 to 46).

Figure 45: **Geographical headcount**


Number of employees
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
UK
Switzerland
Other Europe
US and Canada
Asia
Australia
Others including Middle East and South America
2006
2007

The integration of Refco has significantly increased our presence in the US and Asia, diluting the dominance of London and Switzerland while expanding our global reach.

Figure 46: **Group charitable cash donations**


$
12,000,000
11,000,000
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
2005
2006
2007

Increase of 103% in contributions year on year.

The Man Booker International Prize 2007

01


GILBERT

04

THE Man BOOKER PRIZE 2007

02



03

Proud to Sponsor
Business in the Community AWARDS 2007

05


TEENAGE CANCER TRUST

06


N Y U

07


TreeHouse
Ambitious about Autism



08



01. Man Booker International Prize
The Judges' List for the Man Booker International Prize 2007 was announced at Massey College, Toronto in April 2007

02. Man Booker Prize 2007
The judges for the Man Booker Prize 2007 are Howard Davies (Chair), Wendy Cope, Giles Foden, Ruth Scurr and Imogen Stubbs.

03. England Hockey
Man Group agreed the £0.5 million sponsorship of England Hockey over the next six years in the run up to 2012

04. Saracens
Man Group sponsored Saracens Rugby Football Club for a third season.

05. The Man Group International Climate Change Award
Man Group has announced the sponsorship of a major new environmental award designed to encourage and recognise the achievements made by businesses in addressing climate change. The first award will be made in July 2007

06. Annual Charity
Teenage Cancer Trust was voted by Man employees as Man Group's London Annual Charity of the Year for 2007/2008. The charity received a donation of £100,000 from the Man Group plc Charitable Trust and employees will endeavour to match the donation with fund raising activities during the year.

07. TreeHouse
The Man Group plc Charitable Trust has donated £1 million over the next four years to TreeHouse – the national charity for autism education

08. Oxford and Cambridge scholarships
The Man Group plc Charitable Trust is funding a number of scholarships at Oxford and Cambridge universities.

09. Greenhouse
The Man Group plc Charitable Trust is donating £100,000 per year for three years to Greenhouse Schools Project who use sports and arts programmes to teach 11–16 year olds life and social skills.

10. England Netball
Primary schools in London were invited to take part in a High 5's Netball Festival run by England Netball in partnership with Man Group.


M

10



09

Board of Directors


4
1
5
6
2
3
7
9
8

1 Harvey McGrath*
Chairman, Chairman of the Nomination Committee
55, joined Man in 1980 from Chase Manhattan Bank. He was appointed to the Group Board in 1986, became Chief Executive in 1990 and was appointed non-executive Chairman in March 2000. He is also Chairman of London First, the capital's business campaign group, and a Director of Gateway to London, the inward investment agency for the Thames Gateway as well as being an active philanthropist.

2 Stanley Fink
Deputy Chairman
49, a chartered accountant, joined Man in 1987 as a director with specific responsibility for mergers, acquisitions and treasury, becoming Group Finance Director in 1992. He was appointed Managing Director of Man Investments in 1996 and then Chairman in 2002. He became Group Chief Executive in March 2000, a position he relinquished in March 2007, becoming non-executive Deputy Chairman. His charitable interests include being a trustee of ARK (Absolute Return for Kids) and President of the Evelina Children's Hospital Appeal Committee.

3 Peter Clarke
Group Chief Executive and Company Secretary
47, a solicitor, joined Man in 1993 from the investment banking industry, having worked at Morgan Grenfell and Citicorp. He became head of Corporate Finance & Corporate Affairs and Company Secretary in 1996. He was appointed to the Group Board in 1997 and became Finance Director in May 2000. Additionally he was appointed Deputy Group Chief Executive in November 2005, a role he relinquished when appointed Group Chief Executive in March 2007.

4 Kevin Hayes
Finance Director
47, joined Man as Chief Financial Officer in March 2007 from Lehman Brothers where he served in a variety of senior finance and strategy positions, most recently as Global Director of Process and Productivity based in New York, after serving as International CFO with responsibility for Europe and Asia based in London. He was previously a Partner in the Financial Services practice of Ernst & Young LLP in New York. He was appointed to the Man Group plc Board in May 2007. He qualified as a chartered accountant, barrister and solicitor in New Zealand.

5 Kevin Davis
Managing Director, Man Financial
46, joined Man's Brokerage division in 1991 where he became a Managing Director in 1997. He was appointed to the Group Board in April 2000. He is a Director of LCH Clearnet Group Limited and US Futures Exchange LLC, and a member of the CFTC Global Markets Advisory Committee (USA).

6 Alison Carnwath*§†
Independent non-executive director, Chairman of the Audit and Risk Committee
54, a chartered accountant, was appointed a non-executive director in January 2001. Prior to that she spent 20 years working in investment banking, latterly as a Managing Director of Donaldson, Lufkin & Jenrette Inc. in New York. She is currently a non-executive director of two other UK listed companies, namely Friends Provident plc and Land Securities Group plc. She is also a Director of Glas Cymru Cyfyngedig, one of the largest water and sewerage companies in the UK, as well as a Director of Paccar Inc, a large truck manufacturer quoted on NASDAQ in the USA.

7 Glen Moreno*§†
Senior independent director
63, was appointed a non-executive director in 1994. He is a Director and former Chief Executive of Fidelity International, Chairman of Pearson plc, a UK listed company, a trustee of The Prince of Liechtenstein Foundation and of Liechtenstein Global Trust. Previously he was a group executive and policy committee member of Citicorp and Citibank.

8 Dugald Eadie*§†
Independent non-executive director, Chairman of the Remuneration Committee
62, was appointed a non-executive director in January 2002. He has held a number of senior executive positions in the fund management industry, most recently as group managing director of Henderson plc until its acquisition by AMP in 1998, retiring from Henderson in 1999. He was joint Chairman of the Society of Investment Professionals from 1999 to 2001 and is an Honorary Fellow of the Faculty of Actuaries.

9 Jon Aisbitt*§†
Independent non-executive director
50, a chartered accountant, was appointed a non-executive director in August 2003. He was a partner and Managing Director in the Investment Banking Division of Goldman Sachs and has 20 years' experience in international corporate finance. He is a non-executive director of Ocean Rig ASA, listed on the Oslo Exchange.

* Member of the Nomination Committee
§ Member of the Audit and Risk Committee
† Member of the Remuneration Committee

Directors' Report

The directors submit their report, together with the audited financial statements for the year ended 31 March 2007. Directors' responsibilities are set out on page 71.

Principal activities, business review and results

Man Group plc ('the Company') is the holding company for the Man group ('the Group'). Details of the principal operating subsidiaries are set out on page 134.

The Company is required to set out in this Report a fair review of the business of the Group during the financial year ended 31 March 2007 and of the position of the Group at the end of the financial year and a description of the principal risks and uncertainties facing the Group (referred to as the 'Business Review'). The information that fulfils the requirements of the Business Review can be found in the following sections of the Annual Report, which is incorporated by reference:

- Chief Executive's Review on pages 6 to 8;
- Asset Management review on pages 9 to 31;
- Brokerage review on pages 32 to 37;
- Financial and Risk Management Review on pages 38 to 59; and
- Corporate Responsibility Summary Report on pages 60 to 63.

The audited financial statements of the Group appear on pages 81 to 133. The Group profit for the year amounted to $1,284 million (2006: $1,014 million).

On 30 March 2007 the Group Board announced that it intends to separate its Brokerage business, to be effected by an initial public offering on the New York Stock Exchange of a majority interest in that business (to be renamed 'MF Global'). This is expected to take place in the third calendar quarter of 2007, subject to market conditions remaining favourable and prior shareholder approval. As a result, Brokerage has been reclassified as a discontinued operation in the financial statements. In taking this decision the Board considers that the separation of Brokerage from the Asset Management division will allow each business to focus even more effectively on their separate growth strategies and take advantage of the significant business development opportunities in each of their industries. The Board believes that an IPO of MF Global will create significant value for Man Group shareholders and that Man Group's focus on its leading position in the fast growing alternative investment industry will generate further long-term value for shareholders.

Dividends

The directors recommend a final dividend of 12.7 cents per ordinary share giving a total of 20.0 cents per ordinary share for the year. Subject to shareholder approval at the Annual General Meeting, the final dividend will be paid on 24 July 2007 in sterling at the rate of 6.42 pence per share to shareholders on the register at the close of business on 6 July 2007. The shares will be quoted ex-dividend from 4 July 2007. The Dividend Reinvestment Plan will be available in respect of this dividend.

Share capital

Following shareholder approval at the 2006 Annual General Meeting and the fulfilment of all conditions, each ordinary share of 18 US cents each was subdivided into six ordinary shares of three US cents each effective on 14 August 2006. All comparative and referenced figures relating to numbers of shares have been restated accordingly.

Details of movements in the share capital of the Company are given in Note 24 to the financial statements. During the year, the Company purchased in the market for cancellation 44,019,161 of its ordinary shares of three cents each at a total cost of £197 million ($375 million), giving an average repurchase cost of £4.46 per share. All repurchasing was undertaken at share prices that were earnings enhancing. These transactions represented some 2.3% of the issued ordinary share capital at 31 March 2007. As at 16 May 2007, the Company has an unexpired authority from last year's Annual General Meeting to repurchase further shares up to a remaining maximum of 154,610,703 ordinary shares.

Resolutions relating to the Company's share capital being proposed at the Annual General Meeting are set out in the Notice of Meeting. Further details are given in the accompanying letter from the Chairman.

Figure 47: **Distribution of shareholdings by percentage of issued capital**
as at 31 March 2007



1 1-100,000
2.72%
2 100,001-500,000
5.81%
3 500,001-1,000,000
4.93%
4 1,000,001-5,000,000
22.95%
5 5,000,000 and above
63.59%

Shareholdings

As at 16 May 2007 the following voting interests in the ordinary share capital of the Company, disclosable under the Disclosure and Transparency Rules of the Financial Services Authority (which replaced Part VI of the Companies Act 1985 with effect from 20 January 2007) had been notified to the Company being that of BlackRock Inc (6.70%), Legal & General Group Plc (5.06%) and Baillie Gifford & Co (4.98%). Details of the directors' interests in the share capital of the Company and details of directors' share options are set out in the Remuneration Report. There have been no changes in the directors' share interests between 31 March 2007 and the date of this report.

Annual General Meeting

The Company's Annual General Meeting will be held at 11 am on Thursday 12 July 2007, at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE.

Directors

Jonathan Nicholls resigned from the Board effective 20 July 2006, after over two years as a non-executive director, following his appointment as an executive director of Old Mutual plc. The senior management changes announced on 7 September 2006 were effected on 30 March 2007 when Deputy Chief Executive and Finance Director Peter Clarke assumed the office of Group Chief Executive in succession to Stanley Fink who became non-executive Deputy Chairman. As at 31 March 2007, the Board comprised two executive directors and six non-executive directors (including the Chairman). However effective 30 March 2007 Kevin Hayes was appointed as Chief Financial Officer and joined the Board as Finance Director on 31 May 2007 thus increasing the number of executive directors to three. The Nomination Committee oversaw the selection process which culminated in the appointment of Kevin Hayes and which was carried out by an executive search firm specialising in Board level recruitment. The process included benchmarking and the interview of a number of candidates. Biographical details of all the current directors are set out on page 65. In accordance with the Articles of Association, Kevin Hayes is required to retire at the Annual General Meeting and, being eligible, offers himself for re-appointment. The Directors to retire by rotation at the Annual General Meeting are Alison Carnwath and Harvey McGrath and, being eligible, offer themselves for re-appointment. Since Glen Moreno has served as a non-executive director for more than nine years, he retires annually and, being eligible, also offers himself for re-appointment at the Annual General Meeting. The Board recommends to shareholders the re-appointment of all four directors retiring at the meeting and offering themselves for re-appointment, on the basis that they are all effective directors of the Company and demonstrate the appropriate level of commitment in their respective roles. In the case of Glen Moreno, the Board, including all of the other members deemed independent, is completely satisfied that he remains independent in character and judgement and it maintains a careful watch to ensure this view of Glen Moreno's position may be maintained.

Directors' interests and indemnity arrangements
At no time during the year did any director hold a material interest in any contract of significance with the Company or any of its subsidiary undertakings other than service contracts between each executive director and the Company and letters of engagement between each non-executive director and the Company.

The Company has purchased and maintained throughout the year Directors' and Officers' liability insurance in respect of itself and its directors. The directors also have the benefit of the indemnity provision in the Company's Articles of Association. These provisions, which are qualifying third-party indemnity provisions as defined by s. 309A of the Companies Act 1985, were in force throughout the year and are currently in force.

Details of directors' remuneration, service contracts and interests in the shares of the Company are set out in the Directors' Remuneration Report.

Auditors
PricewaterhouseCoopers LLP have indicated their willingness to continue in office and resolutions will be proposed at the Annual General Meeting to re-appoint them as auditors of the Company and to authorise the directors to determine their remuneration for the current year.

Credit payment policy
It continues to be the Group's policy to honour all of its contractual commitments and this includes paying suppliers according to agreed payment terms, which are agreed when negotiating transactions. The Company, being a holding company, had no external trade creditors at 31 March 2007 or 31 March 2006.

Employees, environment and charitable donations
The Group's policies in relation to employees, and the environment, and details of the Group's charitable donations in the year, are included in the Corporate Responsibility Summary Report.

By Order of the Board
Peter Clarke
Company Secretary
31 May 2007

The Board is committed to high standards of corporate governance and supports the need for clear standards to be laid down to safeguard the interests of shareholders and other stakeholders. The Board is accountable to the Company's shareholders for good corporate governance.

The Company's shares are listed on the London Stock Exchange and the Company is therefore required to comply with the Listing Rules of the UK Listing Authority. These Rules require listed companies to include a statement of corporate governance in their annual reports relating to compliance with the principles and provisions set out in Section 1 of the Combined Code (2003) on Corporate Governance describing how the Company has applied those principles and whether or not the Company has complied with those provisions throughout the year.

The directors consider that the Company has complied throughout the year ended 31 March 2007 with the provisions of Section 1 of the Combined Code (2003).

The Board of Directors

As at 31 March 2007, the Board comprised two executive directors and six non-executive directors (including the Chairman). However, from 31 May 2007 the number of executive directors increased to three following the appointment of Kevin Hayes as the new Finance Director.

The roles of Chairman and Chief Executive are separate, with responsibilities clearly divided between them. The Chairman is able to dedicate significant time to the business and has no other material commitments outside Man Group. Non-executive directors represent the majority of the Board. Of the six non-executive directors, Jon Aisbitt, Alison Carnwath, Dugald Eadie and Glen Moreno are considered to be independent non-executive directors. The Board is satisfied that there are no relationships or circumstances which are likely to affect, or could appear to affect, the judgement of those directors. The Board makes this assertion having considered and taken full account of the fact that Glen Moreno was first appointed to the Board in 1994. Following a rigorous review of his performance and his independence the Board, including all of the other members deemed independent, is completely satisfied that Glen Moreno is independent in character and judgement. Given his experience, credibility and commitment, he makes a significant, valuable and challenging contribution to both governance and strategic issues. Accordingly, independent non-executive directors comprise the majority of non-executives and half of the members of the Board (excluding the Chairman). Alison Carnwath is considered to have "recent and relevant financial experience". Glen Moreno is recognised as the senior independent non-executive director and is available to shareholders in the event that they have concerns that have not been resolved through the normal channels with the Chief Executive or Chairman. The Chairman frequently attends meetings with institutional investors and always attends results presentations. The non-executive directors met together twice during the year without the Chairman or executive directors present. On a separate occasion the non-executive directors, including the Chairman, met without the executive directors present.

Prior to their appointment, potential non-executive directors are asked to confirm that they have sufficient time available to meet what is expected of them, including the membership of relevant Board committees. They are also subject to a review to assess their independence and to confirm that they have no other relationships that might affect their judgement. The non-executive directors are appointed by the Board and stand for re-appointment at the first Annual General Meeting of the Company following their appointment. They hold office for a three-year period, subject to the Company's Articles of Association, whereupon they may stand for re-appointment by shareholders in General Meeting. They are entitled to a fee for their services plus reasonable out of pocket expenses incurred for Group purposes. They are not entitled to any pension or bonus and cannot participate in any Man Group share-based incentive schemes. They are not entitled to any compensation for early termination, save as may be provided for in general law. Non-executive directors are not required to hold shares in the Company but are encouraged to do so. All non-executive directors held shares as at the year-end.

The Board is confident that the non-executive director fees structure currently in place enables it to attract and retain non-executive directors of sufficient calibre and experience to bring balance, insight and challenge to the role. There has been no change to the fee arrangements for the year ended 31 March 2007. Further details appear in the Remuneration Report on page 75.

All directors are subject to re-appointment at intervals of no more than three years. Any directors appointed by the Board are subject to re-election by the shareholders at the Annual General Meeting following their appointment. All directors have access to the advice and services of the Company Secretary, Peter Clarke, who is responsible to the Board for ensuring that Board procedures are followed and that there is compliance with applicable rules and regulations. In addition, the Board has established a procedure that enables any director to have access to independent professional advice at the Group's expense. Appropriate directors' and officers' liability insurance is also in place. The removal of the Company Secretary is a matter for the Board as a whole. Although the Company Secretary, Peter Clarke, is also Group Chief Executive, the Board considers his position as Secretary is appropriate given his professional qualifications and experience.

The Board holds meetings on a regular basis, at least six times per year and additionally for specific purposes as and when required. During the year there were six Board meetings including a four-day strategic planning session attended additionally by senior executives below Board level from across the Group's activities. All Board members attended every meeting during the year except Glen Moreno who was absent for one meeting. To enable the Board to discharge its duties effectively, all directors receive appropriate and timely information with briefing papers distributed in advance of Board meetings. All new directors receive an appropriate introduction to their responsibilities and the Group's operations, by way of a detailed briefing pack and meetings with relevant senior management. All directors also receive regular updates on changes and developments to business, legislative, regulatory risk and financial matters as well as details of any investor relations issues or specific views of major shareholders.

The Board has ultimate responsibility for the management and performance of the business including the system of internal controls and corporate governance, as well as the development of strategy and major policies. To this end the Board has adopted written delegated authorities which identify matters specifically reserved to it for decision and which also provide for a tiered approval process for decisions below Board level, encompassing strategic, expenditure, financial, risk and control authorities. As part of a continuing process, the Board reviewed these delegated authorities during the year to take account of business developments, governance and regulatory change, and Group risk appetite. The Board formally delegates certain of its responsibilities to committees by way of written terms of reference. Details of each principal committee, its membership and the terms of reference are summarised below. Their composition and terms of reference are available on the Group's website www.mangroupplc.com. As usual, the Chairman of each Committee will be attending the Company's Annual General Meeting to answer any questions regarding the Committees' activities and responsibilities.

Each Board Committee is expected to conduct an annual self appraisal of its performance which includes taking the views of the Board on the performance of that Committee and the Chairman of the relevant Committee reports to the Board on the results of the process. During the year a comprehensive and rigorous evaluation process was conducted on the overall effectiveness and performance of the Board and its committees. This was led by the Chairman, using a detailed questionnaire, the results from which were then reviewed and discussed collectively by the Board, and areas for improvement agreed and actioned. Additionally, the senior independent director in consultation with the rest of the Board conducted a review of the Chairman's effectiveness, and the Chairman led an individual director assessment process.

Nomination Committee

The Nomination Committee is appointed by the Board and is responsible for identifying, assessing and nominating for the approval of the Board, candidates to fill vacancies as and when they arise. This includes consideration of the re-appointment of non-executive directors at the conclusion of their specified term of office and the re-election by shareholders of any director under the retirement by rotation provision of the Company's Articles. It is also responsible for considering succession planning for both the Board and senior management positions. The Committee comprises all of the non-executive directors and accordingly has a majority of independent non-executive directors. Apart from the resignation of Jonathan Nicholls from the Board in July 2006, there were no changes to the composition of the Committee during the year. The Board considers that the position of Group Chairman necessitates a leading role in the composition and balance of the Board and accordingly the Committee is chaired by Harvey McGrath. The Committee meets as and when required. There was one meeting during the year to consider the re-appointment of non-executive directors at the conclusion of their terms of office and the re-election of directors under the retirement by rotation provisions of the Company's Articles. All members were present at the meeting.

Remuneration Committee

The Remuneration Committee is appointed by the Board and is responsible for setting remuneration for all executive directors and the Chairman of the Board, and agreeing the framework and policy for the remuneration of directors and other members of senior executive management, including pension rights and eligibility for benefits under long-term incentive schemes. The Committee approves the terms of any service agreement to be entered into with any executive director and any proposed compensation for termination. The Committee is exclusively responsible for selecting and appointing any remuneration consultants who may advise the Committee. The Remuneration Report, set out on pages 72 to 80, includes details of the Committee's activities, a statement of the Company's remuneration policy and the procedures for determining executive directors' remuneration. The Remuneration Committee comprises four independent non-executive directors: Dugald Eadie (Chairman), Jon Aisbitt, Alison Carnwath and Glen Moreno. The Committee met twice during the year and all members were present on each occasion. During the year the Committee reviewed its terms of reference. Apart from the resignation of Jonathan Nicholls from the Board in July 2006 there were no changes to the composition of the Committee during the year.

Audit and Risk Committee

The Audit and Risk Committee (ARCom) is appointed by the Board. It comprises the four independent non-executive directors and is currently chaired by Alison Carnwath. Jon Aisbitt will replace Alison Carnwath as Chair of the Committee for the year ending 31 March 2008. A further independent non-executive director, Jonathan Nicholls, resigned from the Committee on 20 July 2006 as a requirement of his appointment as an executive director of Old Mutual plc.

The Committee has formal terms of reference which are available on the Group's website. The terms of reference were updated in the year to formalise changes in the Committee's practices and to reflect the evolution of best practice for audit committees.

ARCom met eight times during the year, compared to six times in the previous year. The increased number of meetings reflects the additional time required by the Committee in order to address matters relating to the planned IPO of Man Financial. Of these meetings, one was a brief session for ARCom members only held as part of the strategic off-site meeting and dedicated to ARCom's approach and work for the forthcoming year and two were focussed on discussions of the interim and final accounts. Except for Glen Moreno, who was unable to attend one meeting, all members were present at each meeting. With the exception of the session at the strategic offsite meeting, Stanley Fink (Chief Executive), Peter Clarke (Group Deputy Chief Executive and Finance Director) and the Group Financial Controller were present at all meetings and Harvey McGrath (Chairman) was present at all but one of them. Kevin Davis (Managing Director, Man Financial), the Heads of Group Risk and Internal Audit and the external auditors were invited by the Chairman of ARCom to attend part or all of five meetings. A manager within Group Risk acted as secretary to the Committee.

The Chairman of the Committee met separately with the Head of Internal Audit and with the external auditors without any other members of management present and reported to the Committee on these discussions. The full Committee had a meeting with the external auditors once during the year without any other members of management present. ARCom members received all reports prepared by Internal Audit together with management's responses to any recommendations.

With the exception of the meetings relating principally to the financial statements and the session at the strategic offsite at all other meetings ARCom received reports from:

- the Head of Internal Audit summarising the status of the internal audit programme and any significant findings from audits completed in the period since the last meeting;
- the Chairman of ARCom on any relevant discussions with the external auditors since the last meeting;
- the Finance Director on any relevant discussions between senior management and the external auditors;
- the Group Financial Controller or the Finance Director on updates to the Group's financial reporting and on the schedule of audit and non-audit fees;
- the Head of Group Risk on the Group's risk profile, including significant legal and compliance matters, and reports on matters discussed at the Group Risk Committee; and
- the Head of Corporate Responsibility provides a written update as to the status of the programme and the minutes of the Corporate Responsibility Committee meetings.

Where possible, separate reports were received for Man Investments and for Man Financial.

ARCom examined regulatory compliance issues and corporate responsibility reporting and also reviewed its forward agenda at the end of each meeting. Over the course of the year the ARCom received regular reports on the progress of the investigation into the circumstances relating to the investor losses arising from the failure of PAAF.

A theme for ARCom in the period was the examination of risk issues in relation to the proposed IPO for Man Financial. Different aspects of this were discussed at a number of meetings. The principal recurring matters were the introduction of an Internal Controls Best Practice (ICBP) programme, reflecting Sarbanes-Oxley requirements, and an examination of the effects of US GAAP on Man Financial reporting.

ARCom has explicit authority to investigate any matters within its terms of reference and has access to all resources and information that it may require for this purpose. It is entitled to obtain legal and other independent professional advice and has the authority to approve all fees payable to such advisers.

Corporate Governance continued

The principal items dealt with at each meeting in addition to the above were:

May 2006 – review of key issues relating to the financial statements and draft Annual Report.

May 2006 – review of key issues arising from the external audit; the final draft Annual Report; external auditors' confirmation of their independence; Group Board going concern statement; audit representation letter; reports in relation to the effectiveness of the Group's system of internal controls; and approval of the Internal Audit mandate and plan.

July 2006 – review of proposal to introduce an Internal Controls Best Practice programme to Man Financial; review of external auditors' comments on matters arising from the audit in relation to internal controls; and review of Group Code of Conduct and any incidence of misconduct and disciplinary action. The Committee also reviewed its own terms of reference and its forward agenda and considered a draft report on the effectiveness of Internal Audit.

September 2006 – review of the potential impact of US GAAP on Man Financial reporting; review of the annual plan for Group Risk; and review of ARCom training and development needs.

November 2006 – review of key issues relating to the interim financial statements and draft interim report.

November 2006 – review of the final draft interim financial statements and the report from the external auditors on these; review of external auditors' plan for the current year audit; review briefing paper on Internal Controls Best Practice; and consideration of the letters received from the FSA.

January 2007 – review the external audit plan and approval of external audit fees; initiated a process for the review of external auditor effectiveness; review of the adequacy of the Group's whistle-blowing arrangements; review of the policy on the hiring of former employees of the external auditors; review of a report on the Group's off balance sheet exposures; and receive an update on the readiness of the Group to meet the requirements of the Capital Requirements Directive.

March 2007 – This meeting was primarily concerned with reflection on Committee activity in the financial year ended 31 March 2007 and consideration of ideas to improve the role of the Committee in the current financial year.

The Chair of the ARCom reported regularly to the Board on the Committee's activities after each meeting, identifying any matters in respect of which the Committee considered that action was needed and made recommendations on the steps to be taken.

ARCom has a key oversight role in relation to the external auditors, PricewaterhouseCoopers LLP, whose primary relationship is with the Committee. As a matter of professional practice both ARCom and the external auditors maintain safeguards to avoid the objectivity and independence of the auditors becoming compromised. ARCom has approved a formal policy regarding the engagement of the external auditors in the provision of non-audit services. This policy precludes the external auditors from providing certain services (including book keeping, financial information system design and implementation, appraisal and valuation, and internal audit work) and permit limited other services which are subject to low fee thresholds or which require prior approval from the Committee. The policy in relation to approval of non-audit services has been updated for the year ending 31 March 2008 to reflect the increase in audit fees and revised ethical guidance.

Considerable fees were paid to PricewaterhouseCoopers for work associated with the planned IPO of Man Financial. The Committee considered that PricewaterhouseCoopers' detailed knowledge of the Group meant that the use of a firm other than the Group's auditors for these activities would have resulted in considerable inefficiencies and increased risk to the IPO schedule. In total these fees amount to more than twice the audit fees payable and further amounts budgeted for the forthcoming year amount to 120% of this year's audit fee. The substantial majority of these fees relate to technical advice in relation to, and an audit of, the US GAAP financial statements required for the IPO. Non-audit fees not related to the IPO were 38% of audit fees (2006: 27%). Approximately one third of these fees relate to regulatory capital/Basel II advice, much of which may also be attributed to the IPO.

During the year, the Committee initiated a process for the assessment of the qualifications, expertise, resources and effectiveness of the external auditors. This review was based on responses to a questionnaire completed by members of ARCom, senior management, finance and internal audit functions. The results were reviewed at the ARCom meeting in May 2007 and the conclusions were communicated to the external auditors.

The Head of Internal Audit reports to ARCom, which reviewed and approved the annual audit plan and the resources and results of its work. A report prepared by external consultants on the effectiveness of Internal Audit was considered by the Committee during the year and a number of changes were made to Internal Audit methodology and documentation practices. In the light of the planned IPO of Man Financial a new Head of Internal Audit for the Group was appointed on 26 March 2007. The effectiveness of ARCom was considered by the Group Board during the year, as discussed in the Board of Directors section.

Internal control

The Board has overall responsibility for the Group's systems of internal control and risk management and for reviewing their effectiveness. The ARCom provides oversight and independent challenge in relation to internal control and risk management systems.

The Group's reputation is fundamental to its ability to attract customers and investors in both its Brokerage and Asset Management businesses. The directors and senior managers of the Group are therefore committed to maintaining high standards and a control conscious culture. The Group's activities are also subject to high levels of regulatory oversight in many jurisdictions, particularly in the UK and the USA, and significant Group resources are allocated to ensure compliance. This oversight includes obligations of regular compliance reporting, the maintenance of minimum levels of capital and periodic audit by regulators.

The Board's role includes:

- setting the overall risk management strategy;
- developing appropriate risk management and governance arrangements and systems;
- establishing and maintaining effective internal controls; and
- ensuring that the Group maintains adequate financial resources.

The key elements of each of these and the process for identifying, evaluating and managing the significant risks faced by the Group are explained in the 'Risk Management' section included within this Annual Report.

These processes have been in place throughout the year and up to the date of this Annual Report and have been regularly reviewed by the Board.

The systems of internal control aim to safeguard assets, and ensure proper accounting records are maintained so that the financial information, used within the business and for publication, is reliable. The systems are designed to manage key risks rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

Compliance with these systems is monitored by line management, regular reporting through subsidiary boards and Board Committees, and through the Internal Audit programme. The Board received annual written confirmation from subsidiary directors and divisional management that the Group's approach to, and required standards for, risk management and internal control were understood and that the level of risk was consistent with and managed in accordance with the Group's risk management framework. These procedures provide for assurance to be given by higher levels of management and, finally, by the Board.

Internal Audit provides further assurance as to the operation and validity of the system of internal control through its independent reviews. Its programme was based in large part on the results of the risk identification process and work performed included a detailed examination of related key controls.

The Board received regular reports on all the above items during the year and has also undertaken a formal process to review the effectiveness of the system of internal control. This process addressed the controls in place throughout the year and up to the date of approval of this Annual Report.

The full review covered all controls including operational, financial and compliance controls and risk management systems. The effectiveness of the internal controls was considered in the context of the Group's risk appetite, reports on its risk profile, reports of any losses incurred and reports from internal and external audit and compliance functions. No significant weaknesses or material failings in the system of internal controls were identified in this review. Management does, however, have an ongoing process for identifying, evaluating and managing significant risks faced by the Group and continually take actions to improve internal controls as a result of its own initiatives and in response to reports from Internal Audit and other internal and external reviews.

The processes relating to both risk and internal controls described above accord with the guidance in the 'Internal Control: Revised Guidance for Directors on the Combined Code' (the 2005 Turnbull guidance).

Going concern

After making enquiries the directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future and accordingly continue to adopt the going concern basis in preparing the financial statements.

Investor relations

The Company enters into a dialogue at appropriate times with its institutional shareholders, whilst having regard to the UK Listing Authority's guidance on the dissemination of price sensitive information. The Group's non-executive Chairman frequently attends meetings with institutional investors and always attends results presentations. Copies of all results announcements are carried in full on the Company's website www.mangroupplc.com as soon as they are published, together with announcements required to be made in accordance with the UK Listing Authority Listing Rules and other investor presentation material. The Company encourages research coverage of its business activities by analysts and rating agencies and for this purpose makes available the time of the Chief Executive and Finance Director. In addition to the electronic access referred to above, the Company has made available CREST electronic proxy voting to institutional shareholders since the 2003 Annual General Meeting and all shareholders have been able to electronically appoint a proxy to vote on their behalf since the 2004 Annual General Meeting.

Full use is made of the Annual General Meeting to communicate with private investors. The Company will continue the practices of making available at the Annual General Meeting the level of proxies lodged on each resolution, despatching the notice of the Annual General Meeting and related papers at least 20 working days before the meeting, and proposing each substantially separate issue as an individual motion. It is intended that all members of the Board will, as usual, attend the 2007 Annual General Meeting and will be available to answer questions both during and after the Meeting.

Statement of directors' responsibilities

The directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for the financial year in accordance with applicable UK law, United Kingdom Accounting Standards and those International Financial Reporting Standards (IFRS) adopted by the EU.

In preparing the financial statements set out on pages 83 to 139, the directors are required to:

- select suitable accounting policies and apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on a going concern basis, unless it is inappropriate to do so.

The directors confirm that they have complied with the above requirements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985. The directors are also responsible for safeguarding the assets of the Group and for taking reasonable steps to prevent and detect fraud and other irregularities.

The directors, having prepared the financial statements, have requested the auditors to take whatever steps and to undertake whatever inspections they consider appropriate for the purposes of giving their reports.

Each director confirms that so far as he/she is aware, there is no relevant audit information of which the Group's auditors are unaware, and that he/she has taken all the steps that he/she ought to have taken as a director in order to make himself/herself aware of any relevant audit information and to establish that the Group's auditors are aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of section 234ZA of the Companies Act 1985.

The financial statements for the year ended 31 March 2007 are included in the Annual Report 2007, which is published in hard copy form and made available on the Group's website. The directors are responsible for the maintenance and integrity of the Annual Report on the Group's website in accordance with UK legislation governing the preparation and dissemination of financial statements. It should be noted that information published on the Internet is accessible in many countries, some of which have different legal requirements relating to the preparation and dissemination of financial statements. The work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that have occurred to the financial statements since they were initially presented on the website.

By Order of the Board
Peter Clarke
Company Secretary
31 May 2007

The directors submit their Remuneration Report for the year ended 31 March 2007. The information given on pages 75 to 80 is audited.

The Remuneration Report sets out the Company's policy on the remuneration of executive and non-executive directors with details of their remuneration packages (including share incentive scheme awards), service contracts and disclosable interests in the issued share capital of Man Group plc in respect of the year ended 31 March 2007. The Report will be put to an advisory vote of the Company's shareholders at the Annual General Meeting to be held on 12 July 2007.

The Remuneration Committee comprises only independent non-executive directors: Dugald Eadie (Chairman), Jon Aisbitt, Alison Carnwath and Glen Moreno. Jonathan Nicholls was also a member of the Committee until his resignation from the Board in July 2006. It is responsible for setting the remuneration of all executive directors and the Chairman of Man Group plc. It is also responsible for determining the framework and policy for the remuneration of senior executives below Board level across Man Group. The full terms of reference of the Committee are available on the Group's website.

Executive remuneration policy

The Group aims to attract, motivate and retain high calibre executives by rewarding them with competitive salary and benefit packages which are linked to (a) the achievement of agreed individual objectives; (b) the achievement of the Group's key financial targets (as set out in the Financial Review); and (c) the creation of long-term shareholder value. In assessing the competitiveness of remuneration, salaries and bonuses have been reviewed against available external market data provided by independent professional consultants. To retain flexibility in the application of its remuneration policy on an annual basis, the Committee seeks to give a high proportion of total annual compensation in the form of variable bonus payments. The Committee does not consider it appropriate to establish any maximum percentage of salary payable by way of annual bonus. It is also policy to align the interests of executive directors and senior executives with the Group's shareholders through the promotion and encouragement of share ownership, by offering participation in share-based long-term incentive schemes, details of which are set out in this report. The Committee's general policy with regard to the remuneration of executive directors is not expected to change in the current year.

The remuneration of executive directors consists of annual salary, car allowance, health and disability benefits, an annual cash bonus scheme, pension contribution and participation in long-term incentive schemes. In the case of executive directors who are relocated to overseas offices, an additional housing allowance may be paid. Only base salary is pensionable. Details of each individual director's remuneration, shareholding and, where applicable, share options and long-term incentive plan benefits are set out in this report.

Service contracts

The Group has service agreements with its executive directors. The service contracts do not have a fixed term but provide for termination on the expiry of not more than 12 months' written notice by either party or at the end of the month during which the director has attained the age of 60. The effective dates of the service agreements are: Peter Clarke 1 April 1997 and Kevin Davis 1 April 2000. Stanley Fink's service contract dated 24 March 2000 was replaced by a letter of engagement as a non-executive director on 30 March 2007 following his appointment as non-executive Deputy Chairman. The service contracts contain no contractual entitlement to be paid any fixed amount of bonus or right to participation in any of the Group's share-based incentive schemes, participation in which is at the Committee's discretion.

To protect the Group's business interests, executive directors' service contracts contain non-compete covenants designed to be applicable to the extent permitted under the law of the relevant jurisdiction. The executive directors' service contracts do not include any fixed provision for termination compensation. The Committee is mindful of the need to consider what compensation commitments, if any, are appropriate in the event of the termination of executive directors' service contracts, bearing in mind the Group's legal obligations and the individual's ability to mitigate their loss. The Committee must approve in advance any proposed termination payments.

The non-executive directors are appointed by the Board. Details of their terms of appointment are set out in the Corporate Governance Report.

As stated in the Directors' Report, the Company has purchased and maintained throughout the year Directors' and Officers' liability insurance in respect of itself and its directors.

Salaries and fees

Salary ranges are established by reference to those prevailing in the employment market generally for executives of comparable status, responsibility and skills. Particular regard is paid to salary levels within other leading companies in the financial services sector and the need in many cases to secure the services of senior executives who have international experience and flexibility in job location. These comparisons are made with the assistance of available independent remuneration surveys. Salaries are reviewed annually.

The fees of the non-executive directors are determined by the Board within the limits contained in the Articles of Association. The basic fee is £75,000. Additional fees of £10,000, £20,000 and £20,000 were paid to the Chairman of the Remuneration Committee, Chairman of the Audit and Risk Committee and senior independent director respectively, to reflect their additional responsibilities.

Pension provision

The Group operates pension and retirement benefit schemes for its employees in a number of countries. Base salary is the only component of remuneration which is pensionable. All executive directors are eligible to participate in the Group's pension arrangements generally operating in the jurisdiction in which they work. Alternatively, the Group will, at the executive director's request and subject to applicable limits and regulations, make a contribution of up to 10% of pensionable salary to a private pension plan nominated by the director. The Remuneration Committee has considered the provisions of the Finance Act 2004 (Simplification) and Pensions Act 2004 and the Group's pension arrangements have been amended to be fully compliant.

Performance-related cash bonuses

All executive directors and senior executives are eligible for an annual performance-related cash bonus, which is non-pensionable. Although the Committee does not consider it appropriate to establish any maximum percentage of salary payable by way of annual bonus, total bonuses available across the Group for distribution to eligible employees (including executive directors) are determined by reference to the pre-tax profit of each business unit after making certain adjustments, including a charge for the capital allocated by the Group to the operation of that business and any credit usage.

Bonuses for executive directors are discretionary. In considering the appropriate level of bonus for each director, the Committee considers (a) the extent to which the individual has achieved their agreed personal objectives for the year and (b) the extent to which the Group has achieved its stated financial targets. The Group's longstanding key targets are: significant growth in diluted underlying earnings per share (which was up 42% in the year); and maintaining a high level of post-tax return on equity (which was 30.9% for the year). The bonus of each executive director, as determined by the Remuneration Committee against these measures on an individual basis, is shown in the table on page 75. Bonuses for senior executives below Board level are discussed with the Committee and reviewed by it.

Although the bonus is paid in cash, executive directors and senior executives are encouraged to defer a portion of the bonus into shares in order to receive conditional awards of matching shares under the LTIP (see below).

Long-term share-based incentive schemes

Man Group has always sought to facilitate significant equity ownership by directors and senior management, principally through schemes which encourage and assist the purchase of shares with their own money or by way of bonus sacrifice. The Board and employees worldwide together currently own an estimated 9% of the Company's share capital, either directly or through employee trusts established and funded for this purpose. The Board alone directly holds 4% of the issued capital. The Employee Trusts are included in the Group's consolidated financial statements.

Executive directors are currently eligible to participate in the Performance Share Plan, Assisted Purchase Scheme and Executive Share Option Scheme, in each case at the Committee's discretion. Both the Board and the Committee believe that it is inappropriate to use short-term share price movements as a measure of management performance; true long-term shareholder value will be created through long-term growth in earnings per share and the maintenance of high levels of post-tax return on capital. For this reason, these two measures form the basis of the performance criteria applicable to the Group's long-term share-based incentive schemes. The Committee is not aware of any listed companies of substantial size whose main business activities are comparable in nature and scale to that of the Man Group, and accordingly the Committee does not see any merit in trying to benchmark performance criteria against other companies.

The following is a summary of the long-term share-based incentive schemes that is intended will be operated by the Group during the forthcoming year.

Performance Share Plan ('PSP')

The PSP is a long-term incentive plan. The PSP has been updated to reflect the changes in corporate governance best practice over the past decade and these changes were approved at the AGM in July 2006. The first grants under the new PSP will be made following the announcement of the 2007 results. Awards under the PSP are performance-related over a three-year measurement period based on the level of post-tax return on average shareholders' funds ('Return on Equity') achieved by the Group throughout that period. Return on Equity, for this purpose, is defined as the post-tax profit for the year divided by the average of the monthly equity shareholders' funds. Entitlements are subject to an additional one-year restriction on transfer to participants dependent upon continued employment with the Group.

Each year, participants are eligible to receive awards of performance shares up to a maximum of 100% of base salary. Additionally the PSP allows participants to invest part or all of their annual performance-related cash bonus in shares in the Company ('invested shares'). In return, a participant is provisionally allocated such number of additional shares as represents the amount of their investment gross of personal tax and social security liabilities ('matching shares'). In addition, shares purchased under the Assisted Purchase Scheme (see opposite) are eligible for an allocation of matching shares under the PSP on a one-to-one ratio. In the event of sale of any invested/purchased shares before the end of the three-year performance period the number of matching shares will be reduced proportionally.

No award will be transferred unless the Group maintains an average annual Return on Equity of at least 20% across the performance period. For average annual Return on Equity of 20%, 10% of the shares vest. Awards will be transferred at levels above this on a linear sliding scale. Full benefits of an award can only be transferred when annual Return on Equity has averaged 30% or more. These targets are considered by the Committee to be both challenging and appropriate given the regulated nature of the Group's business.

Share Option Scheme

An Inland Revenue Approved and Unapproved Scheme, The Man Group Executive Share Option Scheme 2001, was established following shareholder approval at the 2001 AGM. Selected senior employees and executive directors are eligible to participate. All grants of options are subject to Remuneration Committee approval. Details of options held by executive directors are set out on page 77. Individual share option awards are subject to an annual cap of 200% of base salary. Options issued under the Scheme may normally only be exercised between three and ten years from the date of grant and are subject to the satisfaction of performance conditions. For all grants prior to June 2006, 50% of each option will vest if the Company's underlying earnings per share (EPS) growth matches or exceeds the growth in RPI plus 3% per annum, with the entire option vesting at RPI plus 6% per annum. For all grants from June 2006 and onwards 50% of each option will vest if the Company's underlying earnings per share (EPS) growth in the single three-year performance period matches or exceeds the growth in RPI plus 5% per annum, with the entire option vesting at RPI plus 10% per annum. Performance criteria are calculated from the end of the financial year prior to the grant of option. No re-testing of the EPS performance targets will take place for options granted since 2005. Accordingly, if the targets attached to any option are not reached after three years, the option will lapse. The Remuneration Committee considers underlying earnings per share (that is earnings from net management fee income and Brokerage net income, and which therefore excludes net performance fee income and exceptional items) to be an appropriate target. The effect of performance fee income is excluded as it can be volatile when comparing between accounting periods.

Assisted Purchase Scheme

The Group has established and contributes to a discretionary trust for the benefit of employees of the Group (including executive directors) to facilitate the acquisition of shares in the Company as long-term holdings. The current trustees, who are not connected with the Group, are Roanne Trust Company (Jersey) Limited and Ansbacher Trustees (Jersey) Limited. The trustee acquires shares in the market, which it will sell on at the prevailing market price on deferred payment terms. In the case of executive directors, such assistance is subject to prior approval by the Remuneration Committee. As at 31 March 2007 the directors receiving such assistance were: Peter Clarke £280,050, payable in November 2007; Kevin Davis £1,212,800, payable in annual instalments during the period to November 2010; and Stanley Fink £560,080, payable in November 2007.

Co-Investment Scheme

This is a long-term incentive scheme, designed to encourage senior executives (excluding directors) to invest a proportion of their cash bonus by purchasing shares in the Company and to facilitate their retention. It is a matching scheme whereby the Group matches on an agreed basis the pre-tax amount of bonus invested in the scheme provided that the bonus investment shares are retained by the employee for three years. The matching award can be exercised for no payment after four years provided that the employee is still employed by the Group. The Scheme operates on a four-to-one matching basis. The amount a participant can invest cannot exceed 100% of their bonus.

Other Employee Share Schemes
In 2001, the Group introduced an Inland Revenue approved Sharesave Scheme in the United Kingdom and an Internal Revenue Code qualifying employee Stock Purchase Plan in the United States. Both are all-employee plans and executive directors are entitled to participate, subject to the relevant terms and conditions. The UK Sharesave Scheme contracts are for three or five year periods, with each participant permitted to save up to £250 per month to purchase Man Group plc shares at a discount. The initial grant was made in October 2001 and further grants in June 2002, June 2003, June 2004, June 2005 and June 2006. The discount was 20% of the market value near the time the option was granted. Under the US Stock Purchase Plan, each participant is permitted to save up to $375 per month ($500 per month from 2005) to purchase Man Group plc shares at a discount, normally after a 24-month period and is subject to a restriction on transfer of one year following purchase. The initial grant, for a 17-month period, was made in January 2002 and further grants for 24-month periods were made in June 2002, June 2003, June 2004, June 2005 and June 2006. The option price was at a 15% discount to the market value on the date of grant.

Performance graph
The performance graph below compares the Company's total shareholder return performance against the FTSE 100 Index. The FTSE 100 comprises the 100 largest UK quoted companies by market capitalisation. It has been chosen because it is a widely recognised performance comparison for large UK companies. The graph shows the change in the hypothetical value of £100 invested in the Company's ordinary shares on 31 March 2002, compared with the change in the hypothetical value of £100 invested in the FTSE 100 Index, at 31 March in each year. This shows that Man has materially outperformed the FTSE 100 over this period (see Figure 48).

Figure 48: **Total shareholder return**
31 March


£
400
350
300
250
200
150
100
50
0
312
227
153
123
142
83
89
130
103
71
2002
2003
2004
2005
2006
2007
Man Group plc
FTSE 100 Index

Source: Datastream

Audited part of Remuneration Report

Directors' remuneration

The remuneration of the directors listed by individual director is as follows:

	Salary/ fees £'000	Benefits (f) £'000	Annual bonus £'000	Termination payments £'000	2007 Total £'000	2006 Total £'000
Executive directors						
Peter Clarke	385	22	4,752	–	**5,159**	3,978
Kevin Davis (a)	338	63	4,752	–	**5,153**	4,711
Stanley Fink (b)	442	44	7,127	–	**7,613**	5,997
Non-executive directors						
Harvey McGrath	362	–	–	–	**362**	362
Jon Aisbitt	75	–	–	–	**75**	75
Alison Carnwath	95	–	–	–	**95**	95
Dugald Eadie	85	–	–	–	**85**	85
Glen Moreno	95	–	–	–	**95**	95
Former directors						
Chris Chambers – executive (c)	161		–	–	**161**	1,875
Jonathan Nicholls – non-executive (d)	25	–	–	–	**25**	75
Stephen Nesbitt – non-executive (e)	–	–	–	–	–	21
31 March 2007	2,063	129	16,631	–	**18,823**	
31 March 2006	2,055	294	13,300	1,720		17,369
US dollar equivalent (see Note 5(e) to the financial statements)					**$35.7m**	$31.0m

Notes:

(a) Kevin Davis' salary and annual bonus are paid in US dollars. The equivalent sterling figures in the above table are derived by applying the average USD:GBP exchange rate for the year of 1.8941.

(b) Stanley Fink became a non-executive director on 30 March 2007.

(c) Chris Chambers resigned on 31 August 2005. Under the terms of his termination agreement he continued to receive a monthly salary and benefits in kind up to 30 September 2006 (the 'termination date'). He was entitled to retain share options and awards subject to complying with his service and termination agreements and with an additional restrictive covenant, which states that he will not be employed or engaged in any capacity in a business which is in competition with the business of the Man Group. Details of his outstanding share options and awards are given in the relevant tables.

(d) Retired from the Board 20 July 2006.

(e) Retired from the Board 12 July 2005.

(f) The benefits of Peter Clarke, Kevin Davis and Stanley Fink almost entirely relate to a taxable benefit in kind assessment in connection with the Assisted Purchase Scheme (details of which are given on page 73).

Retirement benefits accruing to Peter Clarke under a defined benefit pension scheme and contributions to money purchase schemes relating to other directors were as follows:

Defined benefit scheme

	Age	Accrued pension at 31 March 2007 (a) £'000 per annum	Increase in accrued pension during the year £'000 per annum	Increase in accrued pension during the year (net of inflation) £'000 per annum	Transfer value at 31 March 2007 of increase in accrued pension during the year (net of inflation) (b) £'000	Transfer value of accrued pension at 31 March 2007 (b) £'000	Transfer value of accrued pension at 31 March 2006 (b) £'000	Increase in transfer value over the year £'000
Peter Clarke	47	47	23	21	300	655	320	335

Notes:
(a) The accrued pension is the amount which would be paid if the director left service at 31 March 2007.
(b) The transfer values have been calculated in accordance with the guidance note 'GN11' published by the Institute of Actuaries and Faculty of Actuaries.

	Money purchase schemes	
	2007 £'000	2006 £'000
Executive directors		
Kevin Davis	28	15
Stanley Fink	42	42
Former executive director		
Chris Chambers*	22	15

* Chris Chambers resigned as a director on 31 August 2005.

Shares under option under the Man Group Executive Share Option Scheme 2001 (a)

	Date of grant	Number of options: 1 April 2006	Granted during year	Exercised during year (b)	31 March 2007	Option Price	Earliest exercise date	Latest exercise date
Executive directors								
Peter Clarke	June 2002	313,806	–	–	313,806	159.33p	June 2005	June 2012
	June 2003	253,716	–	–	253,716	212.83p	June 2006	June 2013
	June 2004	217,836	–	–	217,836	261.67p	June 2007	June 2014
	June 2005	254,238	–	–	254,238	236.00p	June 2008	June 2015
	June 2006	–	187,578	–	187,578	399.83p	June 2009	June 2016
Kevin Davis	June 2003	253,716	–	27,900	225,816	212.83p	June 2006	June 2013
	June 2004	217,836	–	–	217,836	261.67p	June 2007	June 2014
	June 2005	254,238	–	–	254,238	236.00p	June 2008	June 2015
	June 2006	–	187,578	–	187,578	399.83p	June 2009	June 2016
Stanley Fink	July 2001	454,296	–	–	454,296	154.08p	July 2004	July 2011
	June 2002	439,332	–	–	439,332	159.33p	June 2005	June 2012
	June 2003	347,688	–	–	347,688	212.83p	June 2006	June 2013
	June 2004	294,270	–	–	294,270	261.67p	June 2007	June 2014
	June 2005	338,982	–	–	338,982	236.00p	June 2008	June 2015
	June 2006	–	216,588	–	216,588	399.83p	June 2009	June 2016
Former executive director								
Chris Chambers (c)	June 2003	133,908	–	133,908	–	212.83p	June 2006	Sept 2007
	June 2004	217,836	–	–	217,836	261.67p	June 2007	Dec 2007
	June 2005	254,238	–	–	254,238	236.00p	June 2008	Dec 2008

Notes:

(a) For all grants prior to June 2006, 50% of each option will vest if the Company's underlying earnings per share growth matches or exceeds the growth in RPI plus 3% per annum, with the entire option vesting at RPI plus 6% per annum. For all grants from June 2006 and onwards 50% of each option will vest if the Company's underlying earnings per share growth in the single three-year performance period matches or exceeds the growth in RPI plus 5% per annum, with the entire option vesting at RPI plus 10% per annum. The options granted in 2001, 2002, 2003 and 2004 have fully met the performance criteria.

(b) Kevin Davis exercised part of his 2003 options on 21 June 2006 when the share price was 396.83 pence, giving a gain of £51,335 Chris Chambers exercised his 2003 options on 21 June 2006 when the share price was 396.83 pence, giving a gain of £246,391.

Shares under option under the Man Group Sharesave Scheme

	Date of grant	Number of options: 1 April 2006	Granted during year	Exercised during year (a)	31 March 2007	Option Price	Earliest exercise date	Latest exercise date
Stanley Fink	October 2001	13,608	–	13,608	–	124p	November 2006	April 2007

Notes:

(a) Stanley Fink exercised his options granted in October 2001 on 22 November 2006 when the closing share price was 490.75 pence, giving a gain of £49,907.

Remuneration Report

Share awards and matching awards under the Performance Share Plan (a)

	Date of award	Performance Share Plan 1 April 2006	Awarded during year (e)	Transferred during year (b)	31 March 2007 (c)	Transfer date
Executive directors						
Peter Clarke	June 2002	168,468	–	168,468	–	
	June 2003	134,742	–	–	134,742	June 2007
	June 2004	112,068	–	–	112,068	June 2008
	June 2005	133,164	–	–	133,164	June 2009
	June 2006	–	95,370	–	95,370	June 2010
Kevin Davis	June 2002	168,468	–	168,468	–	
	June 2003	134,742	–	–	134,742	June 2007
	June 2004	112,068	–	–	112,068	June 2008
	June 2005	133,164	–	–	133,164	June 2009
	June 2006	–	95,370	–	95,370	June 2010
Stanley Fink	June 2002	230,868	–	230,868	–	
	June 2003	182,016	–	–	182,016	June 2007
	June 2004	149,418	–	–	149,418	June 2008
	June 2005	177,552	–	–	177,552	June 2009
	June 2006	–	110,124	–	110,124	June 2010
Former executive director						
Chris Chambers (c)	June 2003	134,742	–	134,742	–	
	June 2004	85,662	–	–	85,662	June 2007
	June 2005	57,276	–	–	57,276	June 2008

	Date of award	Performance Share Plan Matching Awards				
		1 April 2006	Awarded during year (e)	Transferred during year (b)	31 March 2007 (d)	Transfer date
Executive directors						
Peter Clarke	June 2002	312,828	–	312,828	–	
	June 2006	–	457,782	–	457,782	June 2010
Kevin Davis	June 2002	125,130	–	125,130	–	
	June 2003	778,812	–	–	778,812	June 2007
	June 2004	466,944	–	–	466,944	June 2008
	June 2006	–	648,522	–	648,522	June 2010
Stanley Fink	June 2002	1,892,598	–	1,892,598	–	
	June 2003	945,552	–	–	945,552	June 2007
	June 2004	1,120,656	–	–	1,120,656	June 2008
	June 2005	1,024,326	–	–	1,024,326	June 2009
	June 2006	–	1,398,780	–	1,398,780	June 2010
Former executive director						
Chris Chambers (c)	June 2003	354,582	–	354,582	–	
	June 2004	314,088	–	–	314,088	June 2007
	June 2005	46,674	–	–	46,674	June 2008

Notes to the above two tables:

(a) No award will be transferred unless the Group maintains an average annual Return on Equity of at least 20% across the performance period. Awards will be transferred at levels above this on a linear sliding scale. Full benefits of an award can only be transferred when annual Return on Equity has averaged 30% or more. Entitlements are subject to an additional one-year restriction on transfer to participants dependent upon continued employment with the Group. During the year, the 2002 awards vested at 100% and were transferred in June 2006. The 2003 awards will vest at 100% and will be transferred later in the year.

(b) Shares awarded to Peter Clarke, Kevin Davis and Stanley Fink in 2002 and to Chris Chambers in 2003, and matching shares awarded to Peter Clarke, Kevin Davis and Stanley Fink in 2002 and Chris Chambers in 2003 under the Performance Share Plan were transferred to them on 21 June 2006. The share price was 396.83 pence at that date giving the following market values: Peter Clarke £1,909,927; Kevin Davis £1,165,085; Stanley Fink £8,426,550; and Chris Chambers £1,941,784.

(c) Of the Performance Share Plan shares outstanding at 31 March 2007, the following shares will be transferred later in the year: Peter Clarke 134,742 shares; Kevin Davis 134,742 shares; Stanley Fink 182,016 shares; and Chris Chambers 85,662 shares.

(d) Of the matching shares awarded under the Performance Share Plan outstanding at 31 March 2007, the following shares will be transferred later this year: Kevin Davis 778,812 shares; Stanley Fink 945,552 shares; and Chris Chambers 314,088 shares.

(e) In relation to shares awarded on 21 June 2006, the share price was 393.2 pence representing the five-day average prior to that date.

Matching share awards under the Group's Co-Investment Plan (a)

	Outstanding at 31 March 2006	Awarded during year	Excercised in year	Outstanding at 31 March 2007
Chris Chambers (b)	280,338	–	280,338	–

Notes:

(a) Details of the performance conditions relating to the Group's Co-Investment Scheme are given on page 73.

(b) Chris Chambers was granted matching awards under this scheme prior to his appointment as a director. In accordance with the terms of his termination agreement, 280,338 matching shares were transferred to Chris Chambers on 21 June 2006 when the share price was 396.83 pence giving a market value of £1,112,475. The exercise price was £1 in aggregate.

Directors' interests in ordinary shares of Man Group plc (a)

	31 March 2007	31 March 2006
Executive directors		
Peter Clarke	4,348,499	4,015,110
Kevin Davis (a)	6,429,571	6,228,066
Stanley Fink (a)	24,070,048	25,828,536
Non-executive directors		
Jon Aisbitt	1,500,000	1,500,000
Alison Carnwath	426,546	418,530
Dugald Eadie	363,000	384,000
Harvey McGrath	31,980,800	32,980,800
Glen Moreno	100,000	120,000
Former directors		
Jonathan Nicholls (b)	30,000	30,000

Notes:

(a) All of the above interests are beneficial, except the interests of Kevin Davis and Stanley Fink ,which include their non-beneficial interests in 918,000 and 765,000 ordinary shares respectively held by them as trustees of trusts of which they are also beneficiaries.

(b) Interest as at 20 July 2006: date of Jonathan Nicholls' resignation as a director.

(c) There has been no change in the directors' interests in the ordinary shares of Man Group plc from 31 March 2007 to the date of this report.

The market price of the Company's shares at the end of the financial year was £5.55. The highest and lowest daily closing share prices during the financial year were £5.96 and £3.57 respectively.

For and on behalf of the Board
Dugald Eadie
Chairman, Remuneration Committee
31 May 2007

Financial Statements

Auditors' Report on the Group's Financial Statements

Independent auditors' report to the members of Man Group plc

We have audited the Group financial statements of Man Group plc for the year ended 31 March 2007 which comprise the Principal Accounting Policies, the Group Income Statement, the Group Balance Sheet, the Group Statement of Changes in Shareholders' Equity, the Group Cash Flow Statement and the related notes. These group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Man Group plc for the year ended 31 March 2007 and on the information in the Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Group financial statements. The information given in the Directors' Report includes that information presented in the Asset Management review, Brokerage review, Financial and Risk Management review and Corporate Responsibility Summary Report which is cross referred from the Principal activities, business review and results section of the Directors' Report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the Combined Code (2003) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Chairman's Statement, the Business Review, the Directors' Report, Corporate Governance and the unaudited part of the Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 March 2007 and of its profit and cash flows for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the Group financial statements.


PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
31 May 2007

Principal Accounting Policies

Accounting policies for the year ended 31 March 2007

The Group's principal accounting policies that have been applied in the preparation of its consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.

A Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS'), which comprise standards and interpretations issued by either the International Accounting Standards Board ('IASB') or the International Financial Reporting Interpretations Committee ('IFRIC') or their predecessors, as adopted by the European Union ('EU') and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The consolidated financial statements have been prepared under the historical cost convention, except for the measurement at fair value of derivative financial instruments and certain financial assets that are available for sale or held at fair value through profit or loss. The carrying value of recognised assets and liabilities that are hedged is adjusted to record changes in the fair values attributable to the risks that are being hedged. This valuation is in accordance with IAS 39. Brokerage has been classified as a discontinued operation in these financial statements (see Policy C).

Amendments to existing standards and IFRIC interpretations, that became effective in the year, have been applied by the Group but none of them has had a material impact on the financial statements or accounting policies.

During the year to 31 March 2007 each Ordinary Share of 18 US cents was sub-divided into six Ordinary Shares of 3 US cents each. All comparative figures in the Annual Report relating to the number of shares in issue, such as earnings per share and dividend per share measures, have been restated by dividing the previously disclosed measure by six.

IFRS – new standards and interpretations

The following standards and interpretations have been issued by the IASB but are not effective for the year ended 31 March 2007 and have not been applied in preparing these financial statements. The directors do not expect that the adoption of the following standards in future periods will have a material impact on the results or financial position of the Group.

IFRS 7 'Financial instruments: disclosure' and an amendment to IAS 1 'Presentation of financial statements' on capital disclosures were issued by the IASB in August 2005 and are required to be adopted by the Group for reporting in its financial year ending 31 March 2008. This new standard and the revision to IAS 1 add further quantitative and qualitative disclosures in relation to financial instruments and how an entity manages its capital resources.

IFRS 8 'Operating segments' was issued in November 2006 and, if adopted by the EU, will be required to be adopted by the Group for reporting in its financial year ending 31 March 2010. The new standard adopts a 'management approach' under which segmental information is to be disclosed on the same basis as that used for internal reporting purposes.

The directors do not expect that the adoption of the following interpretations, which become effective in future periods, will have a material impact on the results or financial position of the Group.

IFRIC 8 – Scope of IFRS 2
IFRIC 9 – Reassessment of embedded derivatives
IFRIC 10 – Interim financial reporting and impairment
IFRIC 11 (IFRS 2) – Group and treasury share transactions
IFRIC 12 – Service concession arrangements.

Critical accounting estimates and judgements

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgement at the date of preparation of the financial statements deviate from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The areas where a higher degree of judgement or complexity arise, or areas where assumptions and estimates are significant to the consolidated financial statements, are discussed below.

(1) Discontinued operations

On 30 March 2007 the Group Board announced that it intends to separate its Brokerage business, effected by an initial public offering on the New York Stock Exchange of a majority interest. It is intended that the sale will take place in the third calendar quarter of 2007, subject only to market conditions remaining favourable and shareholder approval. As a result, Brokerage has been reclassified as a discontinued operation in these financial statements.

(2) Goodwill and other intangible assets

The valuation and amortisation periods of intangible assets arising on acquisition, such as customer relationships, and the impairment testing of goodwill is based on value in use calculations prepared on the basis of management's assumptions and estimates of future cash flows and discount rates.

The amortisation period of the sales commissions, representing the Group's contractual right to benefit from future income from providing investment management services, is based on management's estimate of the weighted average period over which the Group expects to earn economic benefit from the investor being invested in each fund product. Management estimate that this period is five years in both the current and the comparative year.

(3) Customer balances

Brokerage maintains certain balances on behalf of customers with third party institutions in segregated accounts. The two main jurisdictions in which customer monies are significant to the Group are in the UK and in the US. These amounts and the related liabilities to customers, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet. Under UK trust law these segregated accounts are legally protected and the Group has concluded that there is an analogous position in the US. Therefore, the Group does not have a liability to its customers in the event that a third party depository institution, where the segregated accounts are held, does not return all the segregated funds. In addition, the corresponding asset is not co-mingled with the Group's funds and the Group's control over such assets is severely restricted. For these reasons customer balances are not recognised on the balance sheet as they do not give rise to an asset or a liability of the Group.

Customer balances are only relevant to Brokerage (discontinued operation) and therefore, subject to the intended disposal of Brokerage being completed, this accounting policy will not be relevant for the Group's financial statements in future periods.

(4) Treatment of fund entities of which the Group is the investment manager
The Group is investment manager to a number of fund entities and in addition provides a number of other administrative services. Having considered all significant aspects of the Group's relationships with the fund entities, the directors are of the opinion that, although the Group may have significant influence over fund entities, the existence of the investment management contract and provision of other administrative services do not give the Group control over the fund entities. The key considerations taken into account in reaching this judgement include: the existence of independent, empowered boards of directors; the influence of investors; the investment management contract termination provisions; and, the arm's length nature of the Group's contracts with the fund entities.

(5) Exchangeable bonds
As at the date of the Group's transition to IFRS (1 April 2004), the £400 million exchangeable bonds issued by the Group were accounted for as a liability measured at amortised cost with the conversion option classified as a derivative (with foreign currency and own equity characteristics) measured at fair value with the resulting gains and losses being reported in the income statement. This accounting treatment was adopted because the exchangeable bonds included a cash settlement option and on application of IAS 21 the functional currency of Man Group plc changed from sterling to US dollars. On 5 November 2004, the cash settlement option was revoked and the Group put in place a US dollar/sterling cross currency swap. These changes enabled the Group to split account for the exchangeable bonds restoring the Group to the position it was in when it originally issued the bonds (November 2002), as the conversion option would be settled by exchanging a fixed amount of cash or other financial asset for a fixed number of shares. Accordingly, the directors have determined that the conversion option should be classified as an equity instrument from 5 November 2004 and not subsequently remeasured.

(6) Income taxes
The Group is subject to income taxes in many jurisdictions. Judgement is required in determining estimates in relation to the worldwide provision for income taxes. There are transactions for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

B Consolidation

(1) Subsidiaries
Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Details of Forester Ltd, the Group's only material special purpose entity, are given in Note 33 to the financial statements.

Employee share ownership trusts have been established for the purposes of satisfying certain share based awards. These trusts are fully consolidated within the financial statements.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries or businesses. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Inter-company transactions and balances between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group for preparing the consolidated financial statements.

(2) Associates and joint ventures
Associates are all entities in which the Group holds an interest and over which it has significant influence but not control. Joint ventures are all entities in which the Group holds a long-term interest and which are jointly controlled by the Group and one or more other parties under a contractual arrangement.

Investments in associates and joint ventures are generally accounted for by the equity method of accounting and are initially recognised at cost, except for investments in fund entities that are fair valued through the income statement as described below. The Group's investment in associates and joint ventures includes goodwill (net of any accumulated impairment loss) identified on acquisition (see Policy H).

Under the equity method, the Group's share of its associates' and joint ventures' post-acquisition profits or losses after tax that is borne by the associate or joint venture is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

Gains and losses on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in the associates and joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates and joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

Where the Group is an investor and has significant influence over the fund entities (through its role as investment manager) those fund entities are associates of the Group. The investments in these fund entities are either short-term 'liquidity' investments or 'seeding' investments. These investments are measured at fair value with changes in fair value recognised in the income statement in the period of the change.

C Discontinued operations

When the Group is committed to dispose of a business segment that represents a separate major line of business, and it is intended that such a disposal will be completed within one year of the decision to sell, it classifies such a business segment as a discontinued operation, in accordance with IFRS 5 'Non-current assets held for sale and discontinued operations'. The assets of the discontinued operation (disposal group) are presented separately from other assets on the Group balance sheet and the liabilities of the discontinued operation (disposal group) are presented separately from other liabilities on the Group balance sheet. The assets and liabilities of the disposal group classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. The comparative balance sheet is not restated. The post-tax result of the discontinued operation is shown as a single amount on the face of the Group income statement, with a restatement of the comparative period. In determining the post-tax result of the discontinued operation only those central costs that will be eliminated on disposal are allocated to the discontinued operation.

D Presentation of exceptional items

For continuing operations, the Group shows any exceptional items in a separate column or row on the face of the Group income statement. For discontinued operations, the Group shows exceptional items separately in the footnote analysing the income statement of the discontinued operation. The Group defines exceptional items as those material items, by virtue of their size or nature, which the Group considers should be presented separately in order to aid comparability from period to period.

E Segment reporting

A business segment is a group of assets and operations engaged in providing services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of components operating in other economic environments. Business segments are the primary reporting segments as this is the basis on which the Group is managed and reported internally. Following the announcement on 30 March 2007 relating to the intention to sell Brokerage, the Group has one continuing business segment, being Asset Management. The analyses by geographical segment are based on the location of the customer. In Asset Management, this is the where the fund product entities, from which fee income is earned, are registered.

F Foreign currency translation

(1) Functional and presentation currency

The consolidated financial statements are presented in US dollars, which is the Company's functional and presentation currency and the currency in which the majority of the Group's revenue streams, assets, liabilities and funding is denominated. Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency').

(2) Transactions and balances

Foreign currency transactions are translated into the relevant Group entity's functional currency using the exchange rate prevailing at the date of the transactions, or where it is more practical a group entity may use an average rate for the week or month for all transactions in each foreign currency occurring during that week or month (as long as the relevant exchange rates do not fluctuate significantly). Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in other operating income or losses in the income statement, except when deferred in equity as qualifying cash flow hedges.

(3) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a) assets and liabilities for each balance sheet are translated at the closing rate at the date of that balance sheet;

(b) income and expenses for each income statement are translated at average exchange rates for the relevant accounting periods;

(c) all resulting exchange differences are included in the cumulative translation adjustment reserve within equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate at each balance sheet date.

On transition to IFRS (1 April 2004), the Group brought forward a nil opening balance on the cumulative translation adjustment reserve arising from the retranslation of foreign operations.

G Property, plant and equipment

All property, plant and equipment is shown at cost, less subsequent depreciation and impairment, except for land, which is shown at cost less impairment. Cost includes expenditure that is directly attributable to the acquisition of the assets. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenditures are charged to the income statement during the financial period in when they are incurred.

Depreciation is calculated using the straight-line method to allocate the cost of each asset to its residual value over its estimated useful life as follows:

- Buildings — life of the lease
- Equipment — 3 – 10 years

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (see Policy I).

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

Any borrowing costs associated with purchasing property, plant and equipment are expensed.

H Intangible assets

(1) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate or business at the date of acquisition. Goodwill on acquisitions of subsidiaries and businesses is included in intangible assets. Goodwill on acquisitions of associates is included in investment in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to equity prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

(2) Sales commissions

In Asset Management, sales commissions are paid to intermediaries (agents) and to employees. Sales commissions are recognised as follows:

(a) Upfront commissions paid to distributors (intermediaries) and to employees

In many instances, upfront commission is paid to distributors and/or employees when a fund product is first launched, and is based on the amount of investors' monies introduced. This upfront commission is an incremental cost that is directly attributable to securing investors in fund products from which the Group earns income based on an investment management contract with the relevant fund. Accordingly an intangible asset is recognised in accordance with IFRS, representing the Group's contractual right to benefit from future income from providing investment management services. The carrying value of this intangible asset is based on the value of the initial upfront commission payments made to distributors and employees less an amortisation charge. This intangible asset is amortised over five years on a straight-line basis, the weighted average period over which the Group expects to earn an economic benefit from the investor being invested in the fund product.

All unamortised sales commission is subject to impairment testing each period to ensure that the future economic benefits arising from each fund product sale made is in excess of the remaining unamortised commission. Where it is not, the unamortised portion is written down as a charge to the income statement.

(b) Trail commissions

Commission payments made to distributors (intermediaries) for ongoing services (trail commissions) are charged to the income statement in the period in which they are incurred.

(3) Customer relationships in Brokerage

Customer relationships are recognised when they are acquired through a business combination. Their value at the date of acquisition is generally determined using a combination of market comparable method and income approach methodologies such as the discounted cash flow method which estimates net cash flows attributable to the assets over their economic lives and discounts to present value using an appropriate rate of return that considers the relative risk of achieving the cash flows and the time value of money. Customer relationships are amortised using the straight-line method over their estimated useful lives of 15 years.

(4) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software.These costs are amortised using the straight-line method over their estimated useful lives (three to five years).

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include software development and associated employee costs. Computer software development costs recognised as assets are amortised on a straight-line basis over their estimated useful lives (not exceeding three years).

(5) All intangible assets

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (see Policy I).

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

I Impairment of non-financial assets

Goodwill and assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised in the income statement in the period in which it occurs at the amount by which the asset's carrying amount exceeds its estimated recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset's continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

J Investments

(1) Classification

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss; loans and receivables; held to maturity investments; and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of investments at initial recognition and re-evaluates, where permitted, this designation at each reporting date.

(a) Financial assets at fair value through profit or loss

This category includes financial assets held for trading and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date. Such investments in Brokerage include: long stock positions held for matching CFD positions; certificates of deposit and US treasury bills; and in Asset Management: investments in fund products relating to seeding investments; and investments to aid short-term rebalancing of the funds and redemption bridging activities ('liquidity' investments).

(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (see Policy L).

(c) Held to maturity investments
Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group intends to and has the ability to hold to maturity. The Group uses this category for the repurchase agreements to maturity investments in US treasuries in Brokerage.

(d) Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Such investments include exchange shares and market seats.

(2) Measurement
Purchases and sales of investments are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs (for available-for-sale financial assets). Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Held to maturity investments are measured at amortised cost. Available-for-sale financial assets and financial assets and liabilities at fair value through profit or loss are subsequently carried at fair value in the balance sheet. Loans and receivables are carried at amortised cost using the effective interest method. Fair value gains and losses arising from changes in the fair value of financial assets and liabilities at fair value through profit or loss are included in other operating income or losses in the income statement in the period in which they arise. Fair value gains and losses arising from changes in the fair value of available-for-sale investments are recognised as a separate component of equity until the investment is sold or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in other operating income or losses in the income statement.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using appropriate valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances (see Policy U).

(3) Impairment
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recognised in profit or loss, is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on available-for-sale equity instruments are not reversed through the income statement.

K Derivative financial instruments

(1) Derivative financial instruments and hedging activities
Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(a) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement in other operating income and losses, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(b) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect the income statement (for instance when the forecast payment that is hedged takes place).

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recycled in the income statement when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(c) Derivatives that are held for trading purposes or that do not qualify for hedge accounting
Certain derivative instruments are held for trading or are held for hedging purposes but do not qualify for hedge accounting. The changes in the fair value of these derivative instruments are recognised immediately in the income statement.

(2) Financial risk factors
A qualitative analysis of the financial risks facing the Group, which includes quantitative disclosures, is provided in the Risk Management section on pages 48-59 of this Annual Report.

L Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

M Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. Cash and cash equivalents comprise cash on hand, deposits held on call with banks and other short-term, highly liquid investments with original maturities of three months or less. Bank overdrafts are included within borrowings in current liabilities in the balance sheet. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of bank overdrafts where such facilities form an integral part of the Group's cash management.

N Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Long-term borrowings include exchangeable bonds. The fair value of the liability portion of the exchangeable bonds is determined on the issue date using a market interest rate for an equivalent non-exchangeable bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds are allocated to the conversion options. These are recognised as equity instruments and included in equity, net of income tax effects.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

O Employee benefits

(1) Pension obligations
Group companies operate various pension schemes. The schemes are funded through payments to trustee-administered funds or insurance companies, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate fund.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

In accordance with the transitional provisions set out in IFRS 1 'First time adoption of international financial reporting standards', all cumulative actuarial gains and losses at the date of the Group's IFRS transition (1 April 2004) were recognised in full. Since 1 April 2004, actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are not recognised in the current period unless the cumulative unrecognised gain or loss at the end of the previous reporting period exceeds the greater of 10% of the scheme assets or liabilities. In these circumstances the excess is charged or credited to the income statement over the employees' expected average remaining working lives.

Past service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligation once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(2) Share-based compensation
The Group operates equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the share awards and options granted is recognised as an expense, with the corresponding credit being recognised in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares and options awarded/granted, excluding the impact of any non-market vesting conditions (for example, earnings per share and return on equity targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(3) Phantom equity-based compensation
The Group also operates 'phantom' cash-settled, equity-based compensation plans. The equity base is typically some of the fund products of which the Group is the investment manager. The fair value of the employee services received in exchange for the phantom equity awards is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the

awards, remeasured at each reporting date until the settlement date is reached. The fair value of the awards equates to the fair value of the underlying investment in the nominated fund entity at the settlement date.

(4) Profit-sharing and bonus plans
The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's shareholders above a hurdle rate based on the Group's cost of equity.

(5) Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without realistic possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

P Provisions
Provisions for costs, such as restructuring costs and legal claims, are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.

Q Deferred income tax
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

R Share capital and own shares
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Own shares held through an ESOP trust are recorded at cost, including any directly attributable incremental costs (net of income taxes), and are deducted from equity attributable to the Company's equity holders until the shares are transferred to employees or sold. Where such shares are subsequently sold, any consideration received, net of any directly attributable incremental transaction costs and the related tax effects, is included in equity attributable to the Company's equity holders. Derivative contracts on own shares that only result in the delivery of a fixed amount of cash or other financial asset for a fixed number of own shares are classified as equity instruments. All other contracts on own equity are treated as derivatives and fair valued through the income statement.

Contracts entered into with a third party to buy back the Company's shares during a close period give rise to an obligation for the Group. This obligation is included in trade and other payables and deducted from equity on the balance sheet for the value of the maximum number of shares that may be purchased under the contract with the third party. If the number of shares repurchased by the third party is not the maximum then there is a reversal through equity for that amount. Any changes in the share price from the date of the contract are taken through the income statement.

S Income recognition
(1) Revenue
Revenue comprises the fair value for the provision of services, net of any value-added tax, rebates and discounts and after the elimination of sales within the Group. Revenue is recognised as follows:

(a) Performance fees in Asset Management
Performance fees are calculated as a percentage of the net appreciation of the relevant fund products' net asset value at the end of a given contractual period (referred to as the performance period). In accordance with IAS 18, performance fees are only recognised once they can be measured reliably. The Group can only reliably measure performance fees at the end of the performance period as the net asset value of the fund products could move significantly, as a result of market movements, between the Group's balance sheet date and the end of the performance period.

(b) Management fees in Asset Management
Management fees, which include all non-performance related fees, are recognised in the period in which the services are rendered.

(c) Fees and commissions in Brokerage
Execution and clearing commissions are recognised in the period in which the services are rendered. To represent the substance of matched principal transactions entered into by the Group, where it acts as principal for the simultaneous purchase and sale of securities to third parties, commission income is the difference between the consideration received on the sale of the security and its purchase. Administration fee income earned from customer balances is recognised in the period in which services are rendered.

(2) Interest income
Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount – being the estimated future cash flow discounted at the original effective interest rate of the instrument – and continues unwinding the discount as interest income.

(3) Dividend income
Dividend income is recognised when the right to receive payment is established.

T Cost of sales
Commissions and distribution fees payable are recognised over the period for which the service is provided. Further details on the amortisation of intangible assets relating to upfront sales commissions are given in Policy H.

U Fair value estimation

The fair value of financial instruments traded in active markets (such as exchange traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date.

Where a bid/offer spread exists, the quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current offer price.
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

V Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

W Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements, and directly in equity, in the period in which the dividend is paid or, if required, approved by the Company's shareholders.

The following accounting policies and changes in presentation only apply to the discontinued operation:

X Customer balances

As required by the United Kingdom Financial Services and Markets Act 2000 and by the US Commodity Exchange Act, Brokerage maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts. These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the balance sheet. They are not recognised on the Group balance sheet as the Group does not control the assets and does not have a present obligation arising from customer money lodged with third party financial institutions, and hence the customer funds and related liabilities do not meet the definition of an asset and liability as defined by the IAS framework.

Y Retention payments

Retention payments are made in Brokerage to certain recruited employees or to those who join the Group through acquisitions. These payments are deferred in the balance sheet and charged to the income statement (on the administrative expenses line) over the period in which they are committed to give their services to the Group. If an employee leaves during the retention period, the Group recovers an appropriate proportion of their loan.

Z Gross up of Brokerage assets and liabilities relating to its repurchase agreements to maturity transactions

As part of the acquisition of the Refco assets towards the end of the prior financial year, Brokerage acquired a line of business whereby it enters into repurchase transactions with counterparties that have an end date which is the same as the maturity of the underlying collateral, which is in the form of US Treasuries.

During the financial year ended 31 March 2007, once complete reporting procedures had been agreed and implemented for this new line of business, it was determined that the assets and liabilities should be presented on a gross basis on the balance sheet, as the derecognition criteria in IAS 39 'Financial Instruments: recognition and measurement' have not been met. Although a significant proportion of the risks and rewards in relation to the assets and liabilities have been transferred when considering the repurchase transaction as a whole, they have not been transferred when considering the asset and related liability in isolation, as required by IAS 39. The gross up of assets in 2007 is included in: non-current investments $261 million (2006: $1,927 million); non-current receivables $257 million (2006: $1,941 million); short-term investments $4,203 million (2006: $1,570 million); and current trade and other receivables $3,589 million (2006: $146 million). The gross up of liabilities in 2007 is included in: non-current trade payables $518 million (2006: $3,868 million) and current payables of $7,792 million ($2006: $1,716 million). There is no impact on the income statement or on net assets or cash flow in either year.

Group Income Statement

For the year ended 31 March 2007

	Note	2007 $m	Restated* 2006 $m
Revenue	1	2,114	1,851
Cost of sales		(335)	(273)
Other operating income	3	75	65
Other operating losses	3	(26)	(29)
Administrative expenses	5	(632)	(533)
Group operating profit – continuing operations		1,196	1,081
Finance income		116	91
Finance expense		(55)	(51)
Net finance income	6	61	40
Share of after tax profit of associates and joint ventures	14	44	33
Profit on ordinary activities before taxation	2	1,301	1,154
Tax expense before exceptional item		(191)	(214)
Exceptional tax credit	4	–	20
Taxation	7	(191)	(194)
Profit after tax from continuing operations		1,110	960
Discontinued operations – Brokerage	8	174	54
Profit for the year		1,284	1,014
Attributable to:			
Equity holders of the Company		1,285	1,014
Equity minority interests		(1)	–
		1,284	1,014
Earnings per share*	9		
From continuing operations			
Basic		59.9c	53.2c
Diluted		55.4c	48.3c
From discontinued operations			
Basic		9.4c	3.0c
Diluted		8.5c	2.7c
From continuing and discontinued operations			
Basic		69.3c	56.2c
Diluted		63.9c	51.0c
Memo:			
Dividends paid in the period	10	$306m	$221m

*The restatement in the comparative period relates to the classification of Brokerage as a discontinued operation. A fuller explanation is given in Policy C in the Principal Accounting Policies section.

*Comparative figures for earnings per share have been restated to reflect the sub-division of each 18 US cent Ordinary Share into six Ordinary Shares of 3 US cents each in the period.

Group Balance Sheet

At 31 March 2007

	Note	2007 $m	Restated* 2006 $m
ASSETS			
Non-current assets			
Property, plant and equipment	12	**46**	76
Goodwill	13	**785**	834
Other intangible assets	13	**429**	548
Investments in associates and joint ventures	14	**258**	242
Other investments	15	**189**	2,151
Deferred tax assets	16	**72**	38
Non-current receivables	17	**40**	1,986
		1,819	5,875
Current assets			
Trade and other receivables	18	**842**	15,191
Current tax assets		**1**	11
Derivative financial instruments	19	**15**	5
Short-term investments	20	**655**	7,632
Cash and cash equivalents		**1,571**	2,825
		3,084	25,664
Assets of Brokerage held for sale	8	**50,162**	–
Total Assets		**55,065**	31,539
LIABILITIES			
Non-current liabilities			
Long-term borrowings	22	**1,100**	1,497
Deferred tax liabilities	16	**18**	34
Pension obligations	5	**21**	35
Provisions	23	**–**	6
Derivative financial instruments	19	**9**	91
Trade and other payables	21	**2**	3,871
		1,150	5,534
Current liabilities			
Trade and other payables	21	**476**	22,137
Current tax liabilities		**286**	260
Short-term borrowings and overdrafts	22	**489**	27
Derivative financial instruments	19	**6**	4
		1,257	22,428
Liabilities of Brokerage held for sale	8	**48,095**	–
Total Liabilities		**50,502**	27,962
NET ASSETS		**4,563**	3,577
EQUITY			
Capital and reserves attributable to shareholders			
Share capital	24	**57**	55
Share premium account	25	**962**	591
Merger reserve	25	**722**	722
Other capital reserves	25	**142**	223
Available for sale reserve	26	**120**	70
Cash flow hedge reserve	26	**2**	(2)
Retained earnings	26	**2,534**	1,910
		4,539	3,569
Equity minority interests		**24**	8
TOTAL EQUITY		**4,563**	3,577

*The restatement in the comparative period relates to a change in accounting policy to show certain assets and liabilities in Brokerage on a gross basis, following the acquisition of the Refco assets in 2006. A fuller explanation is given in Policy Z in the Principal Accounting Policies section.

Approved by the Board of Directors on 31 May 2007
Peter Clarke, Chief Executive
Stanley Fink, Deputy Chairman

Group Statement of Changes in Shareholders' Equity

	Note	Share capital $m	Share premium $m	Capital reserves $m	Revaluation reserves and retained earnings $m	Equity minority interests $m	Total equity $m
Balance at 1 April 2006		55	591	945	1,978	8	3,577
Currency translation adjustments	26	–	–	–	108	1	109
Available for sale investments:							
Valuation gains/(losses) taken to equity:	26						
Continuing operations		–	–	–	3	–	3
Discontinued operations		–	–	–	133	–	133
Transfer to income statement on sale:	26						
Continuing operations		–	–	–	(1)	–	(1)
Discontinued operations		–	–	–	(58)	–	(58)
Cash flow hedge:							
Valuation gains/(losses) taken to equity:	26						
Continuing operations		–	–	–	7	–	7
Transfer to income statement in the year:	26						
Continuing operations		–	–	–	(2)	–	(2)
Taxation:	26						
Continuing operations		–	–	–	36	–	36
Discontinued operations		–	–	–	(10)	–	(10)
Net income/(expense) recognised directly in equity		–	–	–	216	1	217
Profit for the year:							
Continuing operations		–	–	–	1,110	–	1,110
Discounted operations		–	–	–	175	(1)	174
Total recognised income for the year		–	–	–	1,501	–	1,501
Purchase and cancellation of own shares	24, 25	(1)	–	1	(375)	–	(375)
Close period share buy-back programme	26	–	–	–	(100)	–	(100)
Conversion of exchangeable bonds	24	2	330	(83)	–	–	249
Employee share schemes:							
Value of employee services:	26						
Continuing operations		–	–	–	43	–	43
Discontinued operations		–	–	–	22	–	22
Proceeds from shares issued	24, 25	1	41	–	–	–	42
Purchase of own shares by ESOP Trusts	26	–	–	–	(143)	–	(143)
Disposal of own shares by ESOP Trusts	26	–	–	–	37	–	37
Acquisition of businesses	30	–	–	–	–	17	17
Transfer between reserves	26	–	–	1	(1)	–	–
Dividends	10	–	–	–	(306)	(1)	(307)
Balance at 31 March 2007		57	962	864	2,656	24	4,563
Balance at 1 April 2005		55	354	944	1,359	–	2,712
Currency translation adjustments	26	–	–	–	(35)	–	(35)
Available for sale investments:							
Valuation gains/(losses) taken to equity	26	–	–	–	88	–	88
Transfer to income statement on sale	26	–	–	–	(18)	–	(18)
Cash flow hedge:							
Valuation gains/(losses) taken to equity	26	–	–	–	(5)	–	(5)
Transfer to income statement in the year	26	–	–	–	3	–	3
Taxation	26	–	–	–	(12)	–	(12)
Net income/(expense) recognised directly in equity		–	–	–	21	–	21
Profit for the year		–	–	–	1,014	–	1,014
Total recognised income for the year		–	–	–	1,035	–	1,035
Purchase and cancellation of own shares	24, 25	(1)	–	1	(230)	–	(230)
Employee share schemes:							
Value of employee services	26	–	–	–	52	–	52
Proceeds from shares issued	24, 25	1	237	–	–	–	238
Purchase of own shares by ESOP Trusts	26	–	–	–	(46)	–	(46)
Disposal of own shares by ESOP Trusts	26	–	–	–	29	–	29
Recognition of equity component of exchangeable bonds	25	–	–	–	–	8	8
Dividends	10	–	–	–	(221)	–	(221)
Balance at 31 March 2006		55	591	945	1,978	8	3,577

Group Cash Flow Statement

For the year ended 31 March 2007

	Note	2007 $m	2006 $m
Cash flows from operating activities			
Cash generated from operations	27	**1,519**	943
Interest paid		**(215)**	(110)
Income tax paid		**(202)**	(180)
		1,102	653
Cash flows from investing activities			
Acquisition of subsidiaries and businesses, net of cash acquired	30	**(38)**	(297)
Purchase of property, plant and equipment		**(43)**	(28)
Proceeds from sale of property, plant and equipment		**2**	1
Purchase of intangible assets		**(254)**	(177)
Proceeds from sale/redemption of intangible assets		**57**	51
Purchase of associates and joint ventures		**(4)**	–
Purchase of other non-current investments		**(147)**	(32)
Proceeds from sale of other non-current investments		**106**	97
Interest received		**284**	172
Dividends received from associates and joint ventures		**50**	40
Dividends from other non-current investments		**3**	4
		16	(169)
Cash flows from financing activities			
Proceeds from issue of ordinary shares		**42**	238
Purchase of treasury shares		**(375)**	(230)
Purchase of own shares by ESOP trust		**(143)**	(46)
Disposal of own shares by ESOP trust		**37**	29
Proceeds from borrowings		**250**	450
Incremental issue costs		**–**	(1)
Repayment of borrowings		**–**	(51)
Dividends paid to Company shareholders		**(306)**	(221)
Dividends paid to equity minority interests		**(1)**	–
		(496)	168
Net increase in cash and bank overdrafts		**622**	652
Cash and bank overdrafts at the beginning of the year		**2,798**	2,146
Less: cash and bank overdrafts included in discontinued operations		**(1,850)**	–
Cash and bank overdrafts at the end of the year		**1,570**	2,798

For the purposes of the cash flow statement, cash and cash equivalents are included net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet. Overdrafts repayable on demand amounted to $1 million (2006: $27 million).

Cash flows from discontinued operations (Brokerage) included in the above statement comprise:

	2007 $m	2006 $m
Net cash flows from operating activities	**79**	(96)
Net cash flows from investing activities	**203**	(110)
Net cash flows from financing activities	**48**	639
Net increase in cash and bank overdrafts	**330**	433

Notes to the Group Financial Statements

1. Segmental analysis

(a) Primary format – business segments

The Group's continuing operations are in one business segment, Asset Management. There are no other significant classes of business, either individually or in aggregate.

Brokerage is classified as a discontinued operation in these financial statements. It was previously reported as an individual segment. Additional information on discontinued operations is provided in Note 8.

(b) Secondary format – geographical segments

Although the Group's principal offices are located in London, Pfäffikon (Switzerland) and Chicago, Asset Management income is generated from where the fund product entities, on which fees are earned, are registered. The analysis of revenue, assets and capital expenditure by geographic region of our continuing operations is given below:

Revenues	2007 $m	Restated 2006 $m
Europe		
United Kingdom	28	–
Switzerland	3	3
Other European countries	299	365
	330	368
The Americas		
The United States of America	26	18
Bermuda	1,061	929
Cayman Islands	491	299
Other American countries	5	48
	1,583	1,294
Rest of the World		
Cook Islands	199	186
Other countries	2	3
	201	189
Continuing operations	2,114	1,851
Discontinued operations	2,392	1,537
	4,506	3,388

Financial Statements

1. Segmental analysis continued

(b) Secondary format – geographical segments continued

Assets	2007 $m	Restated 2006 Continuing operations $m	Restated 2006 Discontinued operations $m	Restated 2006 Total $m
Europe				
United Kingdom	**1,038**	1,344	14,549	15,893
Switzerland	**3,082**	2,390	–	2,390
Other European countries	**13**	11	20	31
	4,133	3,745	14,569	18,314
The Americas				
The United States of America	**195**	170	12,450	12,620
Bermuda	**154**	1	–	1
Cayman Islands	**21**	39	–	39
Other American countries	**161**	59	28	87
	531	269	12,478	12,747
Rest of the World				
Cook Islands	**–**	–	–	–
Other countries	**239**	185	293	478
	239	185	293	478
Continuing operations	**4,903**	4,199	27,340	31,539
Discontinued operations	**50,162**			
	55,065			

Capital expenditure	2007 $m	2006 Continuing operations $m	2006 Discontinued operations $m	2006 Total $m
Europe				
United Kingdom	**14**	9	2	11
Switzerland	**225**	163	–	163
Other European countries	**1**	2	2	4
	240	174	4	178
The Americas				
The United States of America	**8**	9	11	20
Bermuda	**–**	–	–	–
Cayman Islands	**–**	–	–	–
Other American countries	**–**	–	–	–
	8	9	11	20
Rest of the World				
Cook Islands	**–**	–	–	–
Other countries	**7**	1	6	7
	7	1	6	7
Continuing operations	**255**	184	21	205
Discontinued operations	**42**			
	297			

Total assets and capital expenditure are allocated based on where the assets are located.

2. Profit on ordinary activities before taxation

The following items have been included in arriving at profit on ordinary activities of continuing operations before taxation:

	2007 $m	Restated 2006 $m
Staff costs (Note 5)	457	402
Fair value gains on available for sale financial assets (transfer from equity)	(1)	(6)
Depreciation of property, plant and equipment (Note 12)	14	14
Amortisation of sales commissions (Note 13)	129	110
Amortisation of other intangible assets (Note 13)	7	6
Impairment of joint venture (Note 14)	–	4
Impairment of other non-current investments (Note 15)	1	3
Operating lease rentals – land and buildings	18	15

Analysis of items included in profit on ordinary activities from discontinued operations is provided in Note 8.

Fees paid to the Group's auditors, PricewaterhouseCoopers LLP and its worldwide associates, were as follows:

	2007 $m	2006 $'000
Fees payable to the Company's auditors for the audit of the Company's annual accounts	2,327	2,351
Other services:		
The audit of the Company's subsidiaries pursuant to legislation	3,827	2,566
Other services pursuant to legislation	12,316	664
Other services relating to taxation	956	36
Services relating to corporate finance transactions	89	302
All other services	900	307
	20,415	6,226
Less: auditors' remuneration for discontinued operations (see below)	(15,917)	(2,080)
Total auditors' remuneration for continuing operations	4,498	4,146

Included within the current year audit fees is an amount of $0.8 million which was paid in 2007 but related to the 2006 audit.

ıdit of the subsidiaries.

ɜrticular to the audit-related work in ɜ. These include the review of the returns.

ɜ relating to transactions.

the IFRS conversion in 2006.


ManGroupplc

Man Group plc Annual Report 2007

It has come to our attention that in the Man Group plc Annual Report 2007, which was distributed to shareholders on 11 June 2007, there is an error in the column headings on two of the footnote tables to the financial statements.

In the second table on page 97, which details the fees paid to the Group's auditors, the 2007 column headings should state that the figures are in "$'000" instead of "$m". The 2006 column heading correctly states that the figures are in"$'000".

On page 132, in the tables in Note 32(b), which give details of key management compensation, the column headings for both 2007 and 2006 should state that the figures are in "$'000" instead of "$m".

This error in the column headings of the above mentioned tables has no impact on the primary financial statements.

	2007 $'000	2006 $'000
	1,159	548
	1,809	932
	11,929	258
	886	22
	89	275
	45	45
	15,917	2,080

Financial Statements

3. Other operating income and losses

Other operating income from continuing operations includes the following items:

	2007 $m	2006 $m
Fair value gains:		
Financial assets at fair value through profit or loss	46	38
Available for sale financial assets (transfer from equity)	1	6
Cash flow hedges (transfer from equity)	2	–
Foreign exchange gains – monetary working capital	13	7
Miscellaneous operating income	13	14
	75	65

Other operating losses from continuing operations includes the following items:

	2007 $m	2006 $m
Fair value losses:		
Cash flow hedges (transfer from equity)	–	3
Impairment of non-current investments	1	7
Foreign exchange losses – monetary working capital	12	9
Loss on hedge accounting ineffectiveness	–	3
Miscellaneous operating expenses	13	7
	26	29

For discontinued operations, see Note 8.

4. Exceptional items

There are no exceptional items in the current year. For discontinued operations, see Note 8.

In the prior year, the exceptional tax credit of $20 million relates to the reversal of tax liabilities made in previous years following an agreement with HM Revenue & Customs with respect to the Group's transfer pricing arrangements.

5. Staff costs and employees

(a) Staff costs

	2007 $m	2006 $m
Wages and salaries	354	315
Share based payment charge	43	33
Social security costs	42	37
Other pension costs	18	17
Continuing operations	457	402

Staff costs for discontinued operations totalled $745 million (2006: $494 million) giving a total for the Group of $1,202 million (2006: $896 million). For discontinued operations, see Note 8.

Wages and salaries include all commissions paid to staff, as well as salaries and bonuses.

(b) Average number of employees

	2007 Number	2006 Number
Continuing operations	1,548	1,364

The average number of employees of discontinued operations totalled 3,174 (2006: 2,067) giving a total for the Group of 4,722 (2006: 3,431). For discontinued operations, see Note 8.

5. Staff costs and employees continued

(c) Pension benefits

The Group operates various pension schemes throughout the world, including a number of funded defined benefit and contribution schemes.
Where appropriate, the fund assets, liabilities and pension costs for the year are assessed in accordance with the advice of qualified independent actuaries.
Other than pensions, the Group does not operate any other form of post-retirement benefit schemes.

(i) Defined contribution schemes

Pension costs for defined contribution schemes are as follows:

	2007 $m	2006 $m
Continuing operations	9	7

Defined contribution pension costs for discontinued operations totalled $17 million (2006: $10 million) giving a total for the Group of $26 million (2006: $17 million)

(ii) Defined benefit schemes

The principal actuarial assumptions used in the valuations as at 31 March 2007 were:

	UK scheme		US scheme		Swiss scheme	
	2007 % pa	2006 % pa	2007 % pa	2006 % pa	2007 % pa	2006 % pa
Discount rate	5.4	5.0	–	5.75	3.0	3.0
Price inflation	3.2	3.0	–	–	1.5	1.5
Expected return on plan assets	6.9	6.7	–	8.0	3.0	3.0
Future salary increases	5.8	5.6	–	5.0	5.0	5.0
Pension in payment increases	3.5	3.25	–	–	–	–
Deferred pensions increases	5.0	5.0	–	–	–	–

The US scheme was terminated during the year.

Actuarial valuations are conducted every three years. The latest actuarial valuation of the largest scheme, the Man Group plc Pension Fund (formerly known as the ED & F Man Limited Group Pension Fund), a UK defined benefit pension plan, was made at 31 December 2005, using the Projected Unit Cost method. This is a closed scheme and the current service cost is expected to increase as the members approach retirement. For the UK scheme, the Group has agreed to contribute 34.2% of pensionable salaries each year until 2008. The Group made an additional $19 million contribution in August 2006.

The following paragraphs discuss the key assumptions applied and sensitivities in the valuation of the Group's largest scheme, the UK scheme.

The discount rate is based on yields on high quality corporate bonds of appropriate duration. The annualised yield on the index constructed by iBoxx of AA rated stocks of duration of 15 years or more was 5.4% at 31 March 2007 (4.94% at 31 March 2006). The mean term of the 15-year index falls short of the mean term of the liabilities of the Fund of around 20 years, but in the absence of suitable data, the iBoxx yields are thought to be an appropriate guide.

The expected return on plan assets is based on the market expectation at the beginning of the period for returns over the entire life of the benefit obligation. Investment market conditions suggest an expected return on equities of around 8.0%, expected bond returns of around 5.2%, and expected return on other plan assets (hedge funds, cash) of around 7.6%.

The pension increase entitlement for the majority of members in the Fund is RPI subject to a minimum of 3.0% per annum and a maximum of 5.0% per annum. Pension increases have been assumed to be at a rate of 3.5% per annum reflecting the possibility that future increases are likely to be higher than price inflation.

5. Staff costs and employees continued

In light of recent experience, which suggests that there has been lower mortality than previously assumed, it is thought appropriate to update the mortality tables to allow for the general improvements being experienced. As a result, the table of mortality rates PA92C05 (with no age rating) is now being used. In addition, allowance is made for future improvements in mortality rates by reducing the discount rate by 0.25% per annum, which increases the balance sheet liabilities. In practical terms, the table below sets out the expectations of life for male and female members currently aged 60 and for those who will be 60 years old in 20 years' time.

	Current life expectancy (years)	Life expectancy in 20 years' time (years)
Male aged 60	24.4	25.8
Female aged 60	27.5	28.8

The figures presented below make no allowance for the withdrawal of Brokerage employees as a result of the planned IPO. The current expectation is that this will take place with effect from 1 July 2007. The trustees of the Fund have not yet agreed the terms on which any transfer to the new scheme to be established by Brokerage will be made.

The amounts recognised in the balance sheet are determined as follows:

	2007				2006			
	UK scheme $m	**US scheme $m**	**Swiss scheme $m**	**Total $m**	UK scheme $m	US scheme $m	Swiss scheme $m	Total $m
Present value of funded obligations	**366**	**–**	**43**	**409**	333	32	31	396
Fair value of plan assets	**(322)**	**–**	**(37)**	**(359)**	(263)	(33)	(28)	(324)
	44		**6**	**50**	70	(1)	3	72
Present value of unfunded obligations	**–**	**–**	**–**	**–**	–	4	–	4
Unrecognised actuarial losses	**(17)**	**–**	**(4)**	**(21)**	(37)	(2)	(2)	(41)
Unrecognised past service cost	**(8)**	**–**	**–**	**(8)**	–	–	–	–
Liability in the balance sheet	**19**	**–**	**2**	**21**	33	1	1	35

The major categories of plan assets are:

	UK scheme		US scheme		Swiss scheme	
	2007 $m	2006 $m	**2007 $m**	2006 $m	**2007 $m**	2006 $m
Equities	**142**	120	**–**	17	**–**	–
Bonds	**113**	82	**–**	6	**–**	–
Insurance policies	**–**	–	**–**	–	**37**	28
Other	**67**	61	**–**	10	**–**	–
	322	263	**–**	33	**37**	28

The actual return on plan assets was:

	UK scheme		US scheme		Swiss scheme	
	2007 $m	2006 $m	**2007 $m**	2006 $m	**2007 $m**	2006 $m
Return on plan assets	**7**	45	**1**	2	**1**	1

The movement in the liability recognised in the balance sheet is as follows:

	2007				2006			
	UK scheme $m	**US scheme $m**	**Swiss scheme $m**	**Total $m**	UK scheme $m	US scheme $m	Swiss scheme $m	Total $m
Pension liability at beginning of year	**33**	**1**	**1**	**35**	57	–	2	59
Currency translation difference	**3**	**–**	**–**	**3**	(4)	–	(1)	(5)
Total expense charged to the income statement	**9**	**19**	**3**	**31**	4	4	2	10
Contributions paid	**(26)**	**(20)**	**(2)**	**(48)**	(24)	(3)	(2)	(29)
Pension liability at end of year	**19**	**–**	**2**	**21**	33	1	1	35

The contributions expected to be paid during the financial year ending 31 March 2008 amount to $7 million.

5. Staff costs and employees continued

The amounts recognised in the income statement are as follows:

	2007				2006			
	UK scheme $m	US scheme $m	Swiss scheme $m	Total $m	UK scheme $m	US scheme $m	Swiss scheme $m	Total $m
Current service cost	7	1	3	11	4	3	3	10
Interest cost	18	2	1	21	14	2	1	17
Expected return on plan assets	(19)	(2)	(1)	(22)	(14)	(2)	(1)	(17)
Amortisation of unrecognised past service cost	2	–	–	2	–	–	–	–
Amortisation of unrecognised net (gain)/loss	1	–	–	1	–	–	–	–
Past service cost	5	11	–	16	–	1	(1)	–
Settlement/curtailment	–	7	–	7	–	–	–	–
Para 58A (gain)/loss	(5)	–	–	(5)	–	–	–	–
Total charge	9	19	3	31	4	4	2	10

The US defined benefit pension plans were terminated effective 31 August 2006, resulting in a non-recurring cost of termination of $18 million that has been allocated to discontinued operations as an exceptional item (Note 8) and is included in the above US scheme charges.

Pension costs are included in 'Administrative expenses' in the income statement.

Changes in the present value of the defined benefit obligations are as follows:

	2007				2006			
	UK scheme $m	US scheme $m	Swiss scheme $m	Total $m	UK scheme $m	US scheme $m	Swiss scheme $m	Total $m
Present value of funded obligations, 1 April	333	32	31	396	275	29	31	335
Currency translation difference	42	–	3	45	(23)	–	(2)	(25)
Company service cost	7	1	3	11	4	2	3	9
Interest cost	18	2	1	21	14	2	1	17
Employee contributions	–	–	3	3	1	–	2	3
Plan amendment	4	–	–	4	–	–	–	–
Actuarial (gain)/loss	(30)	4	2	(24)	68	–	(1)	67
Actual benefit payments	(8)	(1)	–	(9)	(6)	(1)	(3)	(10)
Settlement/curtailment	–	(1)	–	(1)	–	–	–	–
Liabilities extinguished on settlements	–	(37)	–	(37)	–	–	–	–
Present value of funded obligations, 31 March	366	–	43	409	333	32	31	396

The changes in the fair value of plan assets are as follows:

	2007				2006			
	UK scheme $m	US scheme $m	Swiss scheme $m	Total $m	UK scheme $m	US scheme $m	Swiss scheme $m	Total $m
Fair value of plan assets, 1 April	263	33	28	324	217	29	27	273
Currency translation difference	34	–	3	37	(18)	–	(2)	(20)
Expected return on plan assets	7	2	1	10	14	2	1	17
Actuarial gains and losses on plan assets	–	(1)	–	(1)	32	–	–	32
Company contributions	26	4	2	32	24	3	2	29
Employee contributions	–	–	3	3	1	–	2	3
Benefits paid from fund	(8)	(1)	–	(9)	(7)	(1)	(2)	(10)
Assets distributed on settlements	–	(37)	–	(37)	–	–	–	–
Fair value of plan assets, 31 March	322	–	37	359	263	33	28	324

5. Staff costs and employees continued

History of experience gains and losses:

US Scheme	2007 $m	2007 %	2006 $m	2006 %	2005 $m	2005 %	2004 $m	2004 %	2003 $m	2003 %
Experience adjustments arising on scheme assets (% of scheme assets)	12	3.7	31	11.5	3	1.3	11	5.8	(26)	17.9
Experience adjustments arising on scheme liabilities (% of the present value of scheme liabilities)	3	1.0	(11)	3.3	1	0.5	2	0.7	(1)	0.4
Present value of scheme liabilities	366		333		275		250		208	
Fair value of scheme assets	(322)		(263)		(217)		(193)		(146)	
Scheme deficit	44		70		58		57		62	

US Scheme	2007 $m	2007 %	2006 $m	2006 %	2005 $m	2005 %	2004 $m	2004 %	2003 $m	2003 %
Experience adjustments arising on scheme assets (% of scheme assets)	(1)	–	–	0.8	(2)	8.4	1	5.3	(2)	8.3
Experience adjustments arising on scheme liabilities (% of the present value of scheme liabilities)	(4)	–	–	0.3	(1)	1.9	1	1.6	–	1.3
Present value of scheme liabilities	–		32		29		27		25	
Fair value of scheme assets	–		(33)		(29)		(27)		(23)	
Scheme (surplus)/deficit	–		(1)		–		–		2	

Swiss Scheme	2007 $m	2007 %	2006 $m	2006 %	2005 $m	2005 %	2004 $m	2004 %
Experience adjustments arising on scheme assets (% of scheme assets)	–	0.0	–	0.5	–	0.9	(1)	7.4
Experience adjustments arising on scheme liabilities (% of the present value of scheme liabilities)	(2)	(4.8)	1	3.9	–	0.1	–	0.2
Present value of scheme liabilities	43		31		31		19	
Fair value of scheme assets	(37)		(28)		(27)		(18)	
Scheme deficit	6		3		4		1	

(d) Share-based payments

During the year, $43 million was charged to the income statement for equity settled, share-based payment transactions (2006: $33 million) in respect of continuing operations. Share-based payment charges for discontinued operations totalled $22 million (2006: $19 million) giving a total for the Group of $65 million (2006: $52 million).

This expense was based on the fair value of the share-based payment transactions when contracted. All of the expense arose under employee share awards made within the Group's share-based remuneration schemes. Details of these schemes may be found in the Remuneration Report on pages 72-80.

The Group has no legal or constructive obligation to repurchase or settle the options in cash.

5. Staff costs and employees continued

The fair value of share options and awards are calculated using a 'binomial lattice' model that takes into account the effect of both financial and demographic assumptions. Financial assumptions include the future share price volatility, dividend yield, risk-free interest rate, and the best estimate outcome of non-market based performance conditions. Demographic assumptions include forfeiture and early vesting behaviours that are based upon historic observable data.

The fair values per option and award granted during the year to employees of both continuing and discontinued operations, and the assumptions used in the calculations, are as follows:

	Executive share option scheme	Other employee share option schemes	Performance share plan	Co-investment scheme
Grant dates	21/6/2006	3/7/2006-1/8/2006	16/6/2005	19/6/2006-30/3/2007
Weighted average share price at grant date	738c	767c	735c	763c
Weighted average exercise price at grant date	738c	626c	–	–
Share options/awards made in the year	1,773,648	1,251,786	4,421,958	11,848,344
Vesting period (years)	3	2-5	4	4
Expected share price volatility	30.0%	30.0%	-	–
Dividend yield	2.5%	2.5%	2.5%	2.5%
Risk-free rate	4.8%	4.9%	–	-
Expected option life (years)	8.5	3.0	–	–
Number of shares/options assumed to vest	1,773,648	1,016,687	4,421,958	10,674,769
Average fair value per option/share granted	238c	194c	668c	619c

The expected share price volatility is based on historical volatility over the last 10 years. The expected option life is the average expected period to exercise. The risk-free rate of return is the yield on zero-coupon US and UK (where appropriate) government bonds of a term consistent with the assumed option life.

It is assumed that the performance conditions applicable to the executive share option scheme and performance share plan will be met in full. For the executive share option scheme, it is assumed that 5% of options per year are subject to early exercise, and in addition, provided there is a gain of 50% on the exercise price, it is assumed that 50% of remaining option holders will exercise per year.

Movements in the number of share options outstanding are as follows:

	2007		Restated 2006	
	Number	Weighted avg. exercise price ($ per share)	Number	Weighted avg. exercise price ($ per share)
Share options outstanding at 1 April	11,327,688	3.01	10,738,662	2.92
Granted	3,025,434	6.90	3,380,610	1.97
Forfeited	(516,532)	4.09	(669,306)	3.54
Exercised	(1,921,019)	2.59	(2,122,278)	2.31
Share options outstanding at 31 March	11,915,571	4.02	11,327,688	2.72
Share options exercisable at 31 March	3,760,944	3.42	2,522,622	2.73

The weighted average share price in the financial year ended 31 March 2007 was $8.82 (2006:$5.09).

5. Staff costs and employees continued

The share options outstanding at the end of the year have a weighted average exercise price and expected remaining life as follows:

	2007			Restated 2006		
Range of exercise prices ($ per share)	Number of share options	Weighted avg. exercise price ($ per share)	Weighted avg. expected remaining life (years)	Number of share options	Weighted avg. exercise price ($ per share)	Weighted avg. expected remaining life (years)
2.00-3.00	289,698	2.50	0.2	4,584,882	2.61	2.5
3.01-4.00	4,279,122	3.25	2.3	3,866,838	3.46	3.5
4.01-5.00	3,225,054	4.39	4.5	2,875,968	4.29	6.2
5.01-6.00	1,214,442	5.15	4.7	–	–	–
6.01-7.00	779,094	6.32	2.8	–	–	–
7.01-8.00	1,773,648	7.87	7.7	–	–	–
8.01-9.00	354,513	8.40	1.3	–	–	–
	11,915,571			11,327,688		

(e) Directors' remuneration

	2007 $'000	2006 $'000
Emoluments	35,653	31,016
Gains made on transfer of share awards and exercise of share options in the year	27,762	14,259
Contributions to money purchase pension schemes (2007: 3 directors; 2006: 3 directors)	175	129

One director is accruing retirement benefits under a defined benefit scheme (2006: one director).

Of the amounts included in the table above, those attributable to the highest paid director, Stanley Fink, are as follows:

	2007 $'000	2006 $'000
Emoluments	14,420	10,709
Gains made on transfer of share awards and exercise of share options in the year	16,055	6,738
Contributions to money purchase pension schemes	80	75

Further information on Directors' emoluments, share awards and options is given in the Remuneration Report on pages 72 to 80.

6. Net finance income

Net finance income on continuing operations comprises:

	2007 $m	Restated 2006 $m
Finance income:		
Interest on receivables	106	74
Finance fees	8	11
Investment income	1	–
Fair value gain on interest rate swaps	1	6
	116	91
Finance expense:		
Interest payable on borrowings	(19)	(28)
Amortisation of issue costs on borrowings	(2)	(1)
Amortisation of discount on issue of exchangeable bonds	(17)	(20)
Cost of exchangeable bonds conversion	(12)	–
Accretion of liabilities discounting	(1)	(2)
Fair value loss on interest rate swaps	(4)	–
	(55)	(51)
Net finance income	61	40

7. Taxation

Analysis of tax charge on continuing operations in the period:

	2007 $m	2006 $m
Current tax		
UK Corporation tax on profits of the year	89	121
Adjustments to tax charge in respect of previous periods	(16)	(9)
Exceptional tax credit	–	(20)
Foreign tax	119	90
Adjustments to tax charge in respect of previous periods	(1)	4
Total current tax	191	186
Deferred tax (Note 16):		
Origination and reversal of temporary differences	4	9
Adjustments to tax charge in respect of previous periods	(4)	(1)
Total tax charge	191	194

Tax on items charged to equity:	2007 $m	2006 $m
Current tax	21	–
Deferred tax	15	(10)
	36	(10)

	2007	2006
Effective tax rate	14.7%	18.0%
Effective tax rate excluding exceptional items	14.7%	20.2%
UK nominal corporation tax rate	30.0%	30.0%

The tax on the Group's profit before tax is lower (2006: lower) than the amount that would arise using the theoretical effective UK tax rate applicable to profits of the consolidated companies, as follows:

		2007 $m		2006 $m
Profit before tax from continuing operations		1,301		1,154
Profit before tax from discontinued operations		263		82
		1,564		1,236
Theoretical tax charge at UK rate (30%)		469		371
Effect of:				
Effect of overseas rates compared to UK	(163)		(119)	
Exceptional items	9		(21)	
Share-based payments	(2)		(7)	
Currency translation differences	1		2	
Adjustments to tax charge in respect of previous periods	(22)		(4)	
Associates and joint ventures accounted for net of tax	(3)		(10)	
Other	(9)		10	
		(189)		(149)
Total tax charge		280		222
Allocated to:				
Continuing operations		191		194
Discontinued operations		89		28

Financial Statements

8. Discontinued operations (Brokerage)

On 30 March 2007 the Group Board announced that it intends to separate its Brokerage business, effected by an initial public offering on the New York Stock Exchange of a majority interest in the Brokerage business (to be renamed 'MF Global') and is intended to take place in the third calendar quarter of 2007, subject to market conditions remaining favourable and shareholder approval. As a result, Brokerage has been reclassified as a discontinued operation in these financial statements.

Results for discontinued operations comprise:

	2007 $m	Restated* 2006 $m
Revenue	**2,392**	1,537
Cost of sales	**(1,445)**	(912)
Other operating income (a)	**85**	12
Other operating expenses	**(3)**	–
Administrative expenses (b)	**(779)**	(560)
Operating profit from discontinued operations (c)	**250**	77
Net finance income (d)	**11**	5
Share of after tax profit of associates and joint ventures	**2**	–
Profit before tax from discontinued operations	**263**	82
Taxation	**(89)**	(28)
Profit after tax from discontinued operations	**174**	54
(a) Included in other operating income are exceptional items relating to:		
Gain on sale of NYMEX seats	**53**	–
Income received from a legal settlement	**28**	–
(b) Included in administrative expenses are exceptional items relating to:		
Costs directly relating to the planned sale of Brokerage	**(35)**	–
Termination costs in relation to US pension schemes	**(18)**	–
Costs directly relating to a legal settlement	**(10)**	–
Refco integration costs	**(12)**	(70)
(c) Operating profit from discontinued operations is after charging:		
Fair value gains on available for sale financial assets (transfer from equity)	**(58)**	(12)
Amortisation of other intangibles	**18**	7
Depreciation of property, plant and equipment	**16**	12
Operating lease rentals – land and buildings	**12**	6
(d) Net finance income comprises:		
Finance income	**175**	94
Finance expense	**(164)**	(89)
	11	5

*The restatement in the comparative period relates to the classification of Brokerage as a discontinued operation. A fuller explanation is given in Policy Z in the Principal Accounting Policies section. In addition, revenue and cost of sales have been amended to reduce both lines by $106 million to eliminate intra-Group transactions.

8. Discontinued operations (Brokerage) continued

Staff costs of of discontinued operations comprise:

	2007 $m	2006 $m
Wages and salaries	635	421
Share based payment charge	22	19
Social security costs	52	44
Other pension costs	36	10
	745	494

Average number of employees of discontinued operations:

	2007 Number	2006 Number
	3,174	2,067

Analysis of tax charge in the period for discontinued operations:

	2007 $m	2006 $m
Current tax:		
UK Corporation tax on profits of the year	69	39
Adjustments to tax charge in respect of previous periods	–	2
Foreign tax	22	2
Adjustments to tax charge in respect of previous periods	(4)	–
Total current tax	87	43
Deferred tax:		
Origination and reversal of temporary differences	(1)	(15)
Adjustments to tax charge in respect of previous periods	3	–
Total tax charge	89	28
Tax on items (credited) charged to equity:		
Current tax	9	–
Deferred tax	(19)	(22)
	(10)	(22)

Financial Statements

Notes to the Group Financial Statements continued

8. Discontinued operations (Brokerage) continued

Balance sheet reclassification of discontinued operations comprises:

		2007 $m
Assets of the disposal group held for sale:		
Property, plant and equipment (Note 12)		44
Goodwill (Note 13)		103
Other intangible assets (Note 13)		191
Investments in associates and joint ventures (Note 14)		12
Other non-current investments (Note 15)		484
Deferred tax assets (Note 16)		12
Non-current receivables (Note 17)		264
Trade and other receivables (Note 18):		
Amounts owed by broker dealers on secured stock lending and borrowing	24,187	
Securities transactions in the course of settlement	2,517	
Futures transactions	714	
Reverse repurchase contracts	3,589	
Other trade receivables	942	
Prepayments and accrued income	86	
Other categories of receivables	62	
		32,097
Current tax assets		3
Short-term investments (Note 20):		
Long stock positions held for matching CFD positions in Brokerage	7,053	
Treasury bills	5,872	
Mutual funds	72	
Certificates of deposit	2,052	
Clearing house deposits	45	
		15,094
Cash and cash equivalents		1,858
		50,162
Intra-Group assets held for sale (amounts owed from continuing operations)		623
		50,785
Liabilities of the disposal group held for sale:		
Deferred tax liabilities (Note 16)		62
Non-current trade payables (Note 21) :		
Repurchase contracts	261	
Short inventory	257	
		518
Other creditors		9
Trade and other payables (Note 21):		
Amounts owed to broker dealers on secured stock lending and borrowing	27,727	
Securities transactions in the course of settlement	4,821	
Futures transactions	2,273	
Short stock positions held for hedging	1,147	
Repurchase contracts	4,203	
Short inventory	3,589	
Other trade payables	3,317	
Other taxation and social security costs	1	
Accrued expenses	359	
Other categories of payables	37	
		47,474
Current tax liabilities		24
Short-term borrowings and overdrafts (Note 22)		8
		48,095
Intra-Group liabilities held for sale (amounts owed to continuing operations)		2,047
		50,142

The intra-Group balances with continuing operations are shown in the above table to show the actual net asset position of Brokerage.

8. Discontinued operations (Brokerage) continued

The financial assets and financial liabilities of discontinued operations are denominated in the following currencies:

	US dollar $m	Sterling $m	Euro $m	Other $m	Total $m
Financial assets:					
Other non-current investments	475	2	3	4	484
Non-current receivables	257	4	–	3	264
Trade and other receivables	19,735	6,946	5,416	–	32,097
Short-term investments	7,983	5,765	679	667	15,094
Cash and cash equivalents	1,457	23	86	292	1,858
	29 907	12,740	6,184	966	49,797
Financial liabilities:					
Non-current trade payables	518	–	–	–	518
Other creditors	7	–	–	2	9
Current trade and other payables	26,644	13,635	6,422	773	47,474
Short-term borrowings and overdrafts	7	–	–	1	8
	27,176	13,635	6,422	776	48,009

The financial assets and financial liabilities of discontinued operations attract the following types of interest rates:

	Floating rate $m	Fixed rate $m	Non-interest bearing $m	Total $m
Financial assets:				
Other non-current investments	–	261	223	484
Non-current receivables	3	257	4	264
Trade and other receivables	263	3,589	28,245	32,097
Short-term investments	40	4,559	10,495	15,094
Cash and cash equivalents	1,124	–	734	1,858
	1,430	8,666	39,701	49,797
Financial liabilities:				
Non-current trade payables	–	518	–	518
Other creditors	–	–	9	9
Trade and other payables	29,134	7,893	10,447	47,474
Short-term borrowings and overdrafts	–	–	8	8
	29,134	8,411	10,464	48,009

As required by the United Kingdom Financial Services and Markets Act 2000 and by the US Commodity Exchange Act, the discontinued operation maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts totalling, at 31 March 2007, $15,927 million (2006: $14,796 million).

Financial Statements

9. Earnings per share

The calculation of basic earnings per ordinary share is based on a profit for the year of $1,285 million (2006: $1,014 million) for continuing and discontinued operations, and a profit for the year of $175 million (2006: $54 million) for discontinued operations. The calculation of basic earnings per ordinary share for continuing and discontinued operations is based on 1,852,685,662 (2006: 1,804,148,292) ordinary shares, being the weighted average number of ordinary shares in issue during the year after excluding the shares owned by the Man Group plc employee trusts.

For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The diluted earnings per share is based on a profit for the year of $1,310 million (2006: $1,047 million) for continuing and discontinued operations, and a profit for the year of $175 million (2006: $54 million) for discontinued operations. The calculation of diluted earnings per ordinary share for continuing and discontinued operations is based on 2,051,372,034 (2006: 2,055,637,782) ordinary shares, calculated as shown in the following table:

	2007		2006*	
	Total Number (millions)	Weighted average (millions)	Total Number (millions)	Weighted average (millions)
Number of shares at 1 April 2006 (and 1 April 2005)	1,845.9	1,845.9	1,846.3	1,846.2
Issues of shares	78.1	52.1	51.0	20.4
Repurchase and cancellation of own shares	(44.0)	(22.0)	(51.3)	(33.0)
Number of shares at 31 March 2007 (and 31 March 2006)	1,880.0	1,876.0	1,846.0	1,833.6
Shares owned by employee trusts	(22.1)	(23.3)	(25.2)	(29.4)
Basic number of shares	1,857.9	1,852.7	1,820.8	1,804.2
Share awards under incentive schemes	52.9	54.7	57.6	61.2
Employee share options	11.9	4.2	11.4	3.0
Exchangeable bonds	116.0	139.8	187.2	187.2
Dilutive number of shares	2,038.7	2,051.4	2,077.0	2,055.6

In addition to the statutory earnings per share on continuing operations and on total operations measures, underlying earnings per share figures are shown. Underlying earnings per share on continuing operations and on total operations are given as growth in this measure is one of the Group's core financial objectives.

9. Earnings per share continued

The reconciliation of adjusted earnings per share is given in the table below.

	2007				2006*			
	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on continuing and discontinued operations⁺	1,285	1,310	69.3	63.9	1,014	1,047	56.2	51.0
Exceptional items	6	6	0.3	0.3	28	28	1.5	1.3
Earnings per share on continuing and discontinued operations before exceptional items	1,291	1,316	69.6	64.2	1,042	1,075	57.7	52.3
Performance fee related income	(275)	(275)	(14.9)	(13.4)	(342)	(342)	(18.9)	(16.6)
Underlying earnings per share on continuing and discontinued operations	1,016	1,041	54.7	50.8	700	733	38.8	35.7

The reconciliation of earnings per share from continuing and discontinued operations, to earnings per share from continuing operations, is given in the table below.

	2007				2006*			
	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on continuing and discontinued operations⁺	1,285	1,310	69.3	63.9	1,014	1,047	56.2	51.0
Discontinued operations	(175)	(175)	(9.4)	(8.5)	(54)	(54)	(3.0)	(2.7)
Earnings per share on continuing operations	1,110	1,135	59.9	55.4	960	993	53.2	48.3
Exceptional items	–	–	–	–	(20)	(20)	(1.1)	(1.0)
Performance fee related income	(275)	(275)	(14.9)	(13.4)	(342)	(342)	(19.0)	(16.7)
Underlying earnings per share on continuing operations	835	860	45.0	42.0	598	631	33.1	30.6

⁺The difference between basic and diluted post-tax earnings on continuing and discontinued operations is the adding back of the finance expense in the period relating to the exchangeable bonds.

*Comparative figures for earnings per share have been restated to reflect the sub-division of each 18 US cent Ordinary Share into six Ordinary Shares of 3 US cents each, effective on 14 August 2006.

10. Dividends

	2007 $m	2006 $m
Ordinary shares		
Final dividend paid for 2006 – 9.1 cents (2005: 7.0 cents)	167	126
Interim dividend paid for 2007 – 7.3 cents (2006: 5.2 cents)	139	95
Dividends paid during the year	306	221
Proposed final dividend for 2007 – 12.7 cents (2006: 9.1 cents)	237	165

The proposed final dividend recommended by the Board is payable on 24 July 2007, subject to shareholder approval, to shareholders who are on the register of members on 6 July 2007.


Financial Statements

11. Financial risk management

A qualitative analysis of the financial risks facing the Group, which includes the more significant quantitative disclosures, is provided in the Risk Management section, on pages 48-59 of this Annual Report, as detailed below.

Credit risk Page 53
Market risk: Page 56
Interest rate risk Page 56
Foreign currency risk Page 56
Liquidity risk Page 57

Where applicable, further quantitative financial risk disclosures are provided in each of the notes to the financial statements where the financial instrument is disclosed. For discontinued operations, see Note 8. Where the required disclosure is applicable to more than one balance sheet item, or is not applicable to any specific balance sheet item, the information is given below:

(a) The following table summarises the Group's currency exposure arising from unmatched net monetary assets or liabilities not denominated in the functional currency of each Group entity:

	2007	2006
	Net assets (liabilities) $m	Net assets (liabilities) $m
US dollar	**(2)**	(8)
Sterling	**90**	59
Euro	**23**	(70)
Swiss franc	**(51)**	35
Japanese yen	**14**	(122)
Hong Kong dollar	**(2)**	64
Australian dollar	**(2)**	(154)
Other	**7**	7
	77	(189)

(b) Fair value is equivalent to book value for all financial assets and liabilities, except for borrowings and certain repurchase contracts in Brokerage. The comparison of fair value to book value for borrowings is shown in Note 22 and for repurchase contracts in Notes 15,17 and 21.

(c) Brokerage uses netting agreements for certain transactions including stock lending, stock borrowing, repurchase, reverse repurchase, and similar transactions. Such transactions are performed under standard market agreements. Derivative transactions for clients are transacted under the Group's standard terms of business in each location which provide for netting in the event of default. Over-the-counter transactions are performed mostly under International Swaps and Derivatives Association agreements which are negotiated bilaterally and provide for a single net settlement in the event of default of either counterparty.

(d) Brokerage acts as a matched principal broker in stock lending and borrowing, repurchase and reverse repurchase and similar collateralised financing transactions. These transactions involve the receipt of stock against the payment of cash collateral and/or the pledge of non-cash collateral or the pledge of stock against the receipt of cash and/or non-cash collateral. Cash collateral paid under such agreements is shown on the balance sheet in trade receivables (Note 18) as secured stock lending and securities sold under agreements to repurchase. Cash collateral received under such transactions is recorded in trade payables (Note 21) as secured stock borrowing and securities purchased under agreements to resell. Transactions where stock is pledged against the receipt of non-cash collateral or where stock is received against the pledge of non-cash collateral are not recorded on the balance sheet. The non-cash collateral pledged in such transactions is recorded in short term investments where the Group has purchased and owns such non-cash collateral. The non-cash collateral is not recorded on the balance sheet where it has been borrowed and subsequently re-pledged. Substantially all of the non-cash collateral received under such agreements is passed back to counterparties as collateral for other stock lending type transactions. Substantially all of the investments in equities and bonds, recorded in short term investments (Note 20) are passed as collateral to counterparties involved in such transactions. At 31 March 2007, the division had paid net margin of $917 million ($2006: $727 million) to its counterparties and received net margin of $490 million (2006: $435 million) from its counterparties.

12. Property, plant and equipment

	Leasehold land and buildings $m	Equipment $m	Total $m
Cost:			
At 1 April 2006	19	168	187
Currency translation difference	–	1	1
Additions	14	29	43
Disposals	–	(6)	(6)
Transfers to discontinued operations	(17)	(113)	(130)
At 31 March 2007	16	79	95
Aggregate depreciation:			
At 1 April 2006	(6)	(105)	(111)
Charge for year	(4)	(26)	(30)
Disposals	–	6	6
Transfers to discontinued operations	4	82	86
At 31 March 2007	(6)	(43)	(49)
Net book value at 31 March 2007	10	36	46
Cost:			
At 1 April 2005	12	146	158
Currency translation difference	–	(1)	(1)
Acquisition of subsidiary or business	1	9	10
Additions	5	23	28
Disposals	(2)	(6)	(8)
Reclassifications	3	(3)	–
At 31 March 2006	19	168	187
Aggregate depreciation:			
At 1 April 2005	(6)	(88)	(94)
Currency translation difference	–	2	2
Charge for year	(2)	(24)	(26)
Disposals	2	5	7
At 31 March 2006	(6)	(105)	(111)
Net book value at 31 March 2006	13	63	76

Depreciation charges are included in 'Administrative expenses' in the income statement.

Property, plant and equipment with a net book value of $44 million attributable to Brokerage operations have been reclassified as discontinued operations (Note 8) in the year ended 31 March 2007.

13. Intangible assets

		Other intangible assets			
	Goodwill $m	Sales commissions $m	Customer relationships $m	Other $m	Total $m
Cost:					
At 1 April 2006	974	618	156	64	838
Currency translation difference	11	1	–	–	1
Acquisition of subsidiary or business	33	–	22	10	32
Additions	11	219	–	24	243
Disposals/redemptions	–	(78)	–	(9)	(87)
Reclassifications	–	3	(1)	(2)	–
Transfers to discontinued operations	(128)	–	(177)	(47)	(224)
At 31 March 2007	901	763	–	40	803
Amortisation:					
At 1 April 2006	(140)	(265)	(6)	(19)	(290)
Currency translation difference	(1)	(1)	–	–	(1)
Disposals	–	40	–	1	41
Amortisation	–	(129)	(12)	(13)	(154)
Impairment	–	–	–	(3)	(3)
Reclassifications	–	(3)	–	3	–
Transfers to discontinued operations	25	–	18	15	33
At 31 March 2007	116	(358)	–	(16)	(374)
Net book value at 31 March 2007	**785**	**405**	**–**	**24**	**429**
Cost:					
At 1 April 2005	966	525	4	39	568
Currency translation difference	8	–	–	–	–
Acquisition of subsidiary or business	–	–	147	17	164
Additions	–	157	5	15	177
Disposals	–	(70)	–	(1)	(71)
Reclassifications	–	6	–	(6)	–
At 31 March 2006	974	618	156	64	838
Amortisation:					
At 1 April 2005	(139)	(193)	(1)	(15)	(209)
Currency translation difference	(1)	–	–	–	–
Disposals	–	40	–	2	42
Amortisation	–	(110)	(5)	(8)	(123)
Reclassifications	–	(2)	–	2	–
At 31 March 2006	(140)	(265)	(6)	(19)	(290)
Net book value at 31 March 2006	834	353	150	45	548

Other intangible assets include capitalised technology platforms, other software costs, trade names and licences.

Amortisation of sales commissions is included in cost of sales in the income statement and amortisation of other intangibles is included in administrative expenses. Impairment losses, if any, are included in administrative expenses in the income statement.

Additions included in goodwill relate to reassessment of earnouts.

Goodwill and other intangible assets with a net book value of $294 million attributable to Brokerage operations have been reclassified as discontinued operations (Note 8) in the year ended 31 March 2007.

13. Intangible assets continued

(a) Impairment tests for goodwill

Goodwill is allocated to cash generating units equivalent to each of the Group's acquisitions categorised by business segment. The carrying amounts are presented below:

	2007 $m	2006 $m
Asset Management:		
Glenwood	76	76
RMF	621	621
Man Investments Australia	88	76
		773
Brokerage:		
GNI		52
Fox		7
Union Cal		1
FADC		1
		61
	785	834

To determine whether impairment exists, the carrying value of goodwill is compared with the asset's recoverable amount on an annual basis at the balance sheet date. All of the recoverable amounts were calculated based on 'value in use'. To calculate the value in use, an estimate of future cash flows from each acquisition and expectations about possible variations in the amount of these cash flows have been considered, including where acquired businesses have been integrated into existing businesses. An appropriate risk-adjusted pre-tax discount rate is applied to these future cash flows, resulting in a balance representing their value in use, which is compared with the carrying value of goodwill to determine whether impairment exists.

The key assumptions used by management for value in use calculations for each acquisition, by business segment, include:

	Rates (p.a)
Asset Management:	
Net management fee growth	5%
Net performance fee growth	0%
Discount rate	10%
Brokerage:	
Growth rate	0%
Discount rate	10%

Discount rates used are pre-tax and reflect estimates that the market would expect of an investment with an equivalent risk profile.

A range of growth rates is used to simulate expected best and worst case scenarios, taking into consideration past performance and expectations for market development. The growth rates used in the discounted cash flow models are conservative in that they are lower than management's expectations and those included in the budgets for future years. In Asset Management, even if the growth rates applied to net management fee income were reduced to zero, net performance fee income excluded altogether and the discount rate increased to 15%, there would still be no impairment to goodwill.

As a result of these calculations, no impairment was identified.

(b) Intangible assets with finite useful lives

Intangible assets with a finite life are amortised on a straight-line basis over their useful lives. In addition these are reviewed for impairment if there are any indications of impairment. No indications of impairment were evidenced during the year.

14. Investment in associates and joint ventures

	Associates $m	Joint Ventures $m	Total $m
At 1 April 2006	240	2	242
Currency translation differences	28	1	29
Additions	4	–	4
Share of post-tax profit	44	2	46
Dividends received	(49)	(1)	(50)
Disposals	(1)	–	(1)
Transfers to discontinued operations	(12)	–	(12)
At 31 March 2007	**254**	**4**	**258**
At 1 April 2005	242	8	250
Currency translation differences	(18)	–	(18)
Acquisitions	10	–	10
Share of post-tax profit	33	–	33
Tax borne by partner companies	11	–	11
Dividends received	(38)	(2)	(40)
Impairment	–	(4)	(4)
At 31 March 2006	240	2	242

Investments in associates (Polaris Man Financial Futures Co. Ltd) of $12 million attributable to Brokerage operations have been reclassified as discontinued operations (Note 8) in the year ended 31 March 2007.

(a) Investments in associates
The Group has one principal investment in an associate, BlueCrest Capital Management Limited. The Directors consider that to give full particulars of all associate and joint venture undertakings would result in a statement of excessive length. Further details are given in Principal Group Investments on page 134.

The investment in BlueCrest includes goodwill of $198 million (2006: $174 million). The increase in the year relates to currency movements. This is tested for impairment by comparing the carrying value of the goodwill with the asset's recoverable amount on an annual basis at the balance sheet date. A value in use basis is used to calculate the recoverable amount by estimating the future cash flows for net management fee income and net performance fee income and discounting them at an appropriate risk-adjusted pre-tax discount rate. The discount rate applied is 10% and net management fee income is assumed to grow at 5% per annum and net performance fee income is assumed to remain constant (no growth). As a result of these calculations, no impairment was identified.

14. Investment in associates and joint ventures continued

BlueCrest Capital Management Ltd has a statutory accounting reference date of 30 November. In respect of the year ended 31 March 2007, this company has been included based on financial statements drawn up to 30 November 2006, taking into account any changes in the subsequent period from 1 December 2006 to 31 March 2007 that would materially affect the results.

As stated in the Principal Accounting Policies there are some instances where the Group has investments in certain fund entities over which it is able to exert significant influence but not control. These are classified as associates. The Group has applied the scope exclusion within IAS 28 'Investments in Associates' for mutual funds, unit trusts and similar entities and has classified such holdings as short-term investments and measured them at fair value through the income statement in accordance with IAS 39. In accordance with IAS 28, summarised financial information relating to these investments is included in the table below together with associates where equity accounting is applied. The investments in these fund entities are either 'liquidity' investments, to aid investors wishing to buy and sell investments in the fund entities, or 'seeding' investments. These investments are not held for the long-term and there are frequent changes in the level of the Group's ownership of investments.

The summarised aggregate financial information of associates is as follows:

Year ended 31 March 2007	Assets $m	Liabilities $m	Revenues $m	Pre-tax profit/(loss) $m	Weighted average interest held %
BlueCrest Capital Management	204	(177)	482	232	25.00
Fund entities held at fair value through profit or loss	17,810	(832)	1,077	400	3.66
Other associates where equity accounting is applied	213	(90)	103	32	22.02
	18,227	(1,099)	1,662	664	
Year ended 31 March 2006					
BlueCrest Capital Management	105	(52)	329	210	25.00
Fund entities held at fair value through profit or loss	7,770	(1,461)	605	453	2.60
Other associates where equity accounting is applied	206	(89)	64	(3)	21.86
	8,081	(1,602)	998	660	

(b) Investment in joint ventures

The summarised aggregate financial information of joint ventures where an economic interest is held is as follows:

	2007 $m	2006 $m
Balance sheet:		
Non-current assets	**–**	2
Current assets	**15**	19
Current liabilities	**(4)**	(2)
Non-current liabilities	**–**	–
Net assets	**11**	19
Income statement:		
Income	**16**	6
Expenses	**(8)**	(4)
Profit for the year	**8**	2

15. Other non-current investments

	Available-for-sale financial assets $m	Financial assets at fair value through profit or loss $m	Held to maturity assets $m	Restated Total $m
At 1 April 2006	166	58	1,927	2,151
Currency translation differences	(1)	–	–	(1)
Additions	17	130	261	408
Disposals	(79)	(27)	–	(106)
Reclassification	(2)	2	(1,927)	(1,927)
Impairment	(1)	–	–	(1)
Fair value adjustment	136	13	–	149
Transfers to discontinued operations	(223)	–	(261)	(484)
At 31 March 2007	**13**	**176**	**–**	**189**
At 1 April 2005	76	29	–	105
Currency translation differences	(1)	–	–	(1)
Businesses and subsidiaries acquired	105	–	–	105
Additions	2	30	1,927	1,959
Disposals	(99)	(2)	–	(101)
Reclassification	(2)	1	–	(1)
Impairment	(3)	–	–	(3)
Fair value adjustment	88	–	–	88
At 31 March 2006	166	58	1,927	2,151

The reclassification of held to maturity assets in the year relates to a transfer to short-term investments.

The cumulative amount written off against other non-current investments at 31 March 2007 was $3 million (2006: $2 million).

Included in other non-current investments are the following:

	2007			Restated 2006			
	Available-for-sale financial assets $m	**Financial assets at fair value through profit or loss $m**	**Total $m**	Available-for-sale financial assets $m	Financial assets at fair value through profit or loss $m	Held to maturity assets $m	Total $m
Listed securities:							
Equity investments in market seats	7	–	7	43	–	–	43
Treasury bills and notes	–	–	–	–	–	1,927	1,927
	7	–	7	43	–	1,927	1,970
Unlisted securities:							
Private equity investments	–	1	1	–	18	–	18
Equity investments in US Limited Liability Partnerships	6	–	6	7	–	–	7
Equity investments in market seats	–	–	–	115	–	–	115
Investments in fund products	–	132	132	–	20	–	20
Collateralised debt and fund obligations	–	42	42	–	17	–	17
Other investments	–	1	1	1	3	–	4
	6	176	182	123	58	–	181
	13	176	189	166	58	1,927	2,151

Brokerage's market seat memberships are classified as equity instruments as they provide the holder the same rights to an exchange as a market seat share. The fair values of listed market seat shares are determined by the quoted bid price at the balance sheet date. The fair values of unlisted market seat shares and memberships are determined using the exchange's internal auction process, where the last traded price is used to establish the fair value.

Other non-current investments of $484 million attributable to Brokerage operations have been reclassified as discontinued operations (Note 8) in the year ended 31 March 2007.

15. Other non-current investments continued

Financial assets held at fair value through profit or loss are designated as such upon initial recognition. The fair values of private equity investments are determined using the fair values of the underlying investments provided by the General Partner of the Limited Partnership. The fair values of collateralised debt obligation investments are provided by third party investment banks and are determined using financial models that take into account a number of factors, including general interest rate and market conditions, macroeconomic and deal-specific credit fundamentals, and the use of cash flow projections based on assumptions regarding default and recovery.

The fair values of equity investments in US limited liability partnerships are determined by using the fair values of the underlying investments, which may include private placements and other securities for which values are not readily available, and are determined by the investment advisors of the respective underlying portfolio funds.

Investments in treasury bills and notes are held as collateral against repurchase contracts that are held to maturity. The investments are held at amortised cost and the fair value of the investments are determined by discounting to present value the future interest and principal cash payments. In the comparative period the fair value was $1,909 million.

The carrying amount of the Group's other non-current investments are unhedged and are denominated in the following currencies:

	2007 $m	2006 $m
US dollars	143	2,126
Sterling	1	2
Euros	42	20
Other currencies	3	3
	189	2,151

Other non-current investments attract the following types of interest rates:

	2007 $m	2006 $m
Fixed rate	–	1,927
Non-interest bearing	189	224
	189	2,151

In the comparative period, the weighted average effective interest rate applicable to fixed rate loans is 4.7% and the weighted average maturity date of non-current investments is 1.6 years.

The maximum credit risk exposure of non-current investments is equivalent to the fair value of the investments. Concentrations of credit risk with respect to non-current investments are not significant.

16. Deferred tax

Deferred taxes are calculated on all temporary differences under the liability method. The movement on the deferred tax account is as follows:

	2007 $m	Restated 2006 $m
At 1 April	4	13
Currency translation differences	6	–
Income statement credit/(charge)	(2)	7
Equity:		
Available for sale investments	(27)	(28)
Cash flow hedges	(1)	–
Share-based payments	24	16
Acquisitions	–	(4)
Transfers to discontinued operations	50	–
At 31 March	54	4
Disclosed as:		
Deferred tax assets	72	38
Deferred tax liabilities	(18)	(34)
	54	4

Deferred tax assets have been recognised in respect of tax losses and other temporary differences giving rise to deferred tax assets where it is probable that these amounts will be recovered.

Deferred tax assets of $12 million and deferred tax liabilities of $62 million attributable to Brokerage operations have been reclassified as discontinued operations (Note 8) in the year ended 31 March 2007.

16. Deferred tax continued

No provision has been made for withholding tax and UK corporation tax which may arise in the event of overseas subsidiaries and associates distributing their remaining reserves, as there is no current intention to remit these reserves to the UK. The amount of unrecognised deferred tax relating to losses is an asset of $13 million (2006: $19 million).

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the balances related to tax levied by the same taxation authority, and there is an intention to settle the balances net. An analysis of the gross deferred tax asset and liability balances is as follows:

Deferred tax assets:	**2007 $m**	2006 $m
Tax allowances over depreciation	**2**	7
Pension and other employee entitlements	**9**	17
Share-based payments	**77**	49
Other	**8**	8
	96	81

Deferred tax liabilities:	**2007 $m**	2006 $m
Fair value gains	**(6)**	(45)
Share-based payments	**(8)**	(11)
Goodwill and other intangibles	**(17)**	(11)
Other	**(11)**	(10)
	(42)	(77)

The amount of deferred tax asset expected to be recovered after more than one year is $64 million (2006: $76 million).

The amount of deferred tax liabilities expected to be settled after more than one year is $42 million (2006: $72 million).

The deferred tax (credit)/charge in the income statement comprises the following temporary differences:

	2007 $m	2006 $m
Tax allowances over depreciation	**(2)**	–
Pension benefits	**8**	2
Share-based payments	**(16)**	(10)
Fair value gains	**4**	–
Goodwill and other intangibles	**11**	6
Other	**(3)**	(5)
	2	(7)

17. Non-current receivables

	2007 $m	Restated 2006 $m
Amounts owed by employees	20	15
Fund product financing	5	17
Reverse repurchase contracts	–	1,941
Other	15	13
	40	1,986

Amounts owed by employees are provided under the Assisted Purchase Scheme as described in the Remuneration Report on page 73. The carrying value of loans to employees approximate their fair values and are based on cash flows discounted using an effective interest rate of 5.5% (2006: 5.0%).

Non-current receivables of $264 million attributable to Brokerage operations have been reclassified as discontinued operations (Note 8) in the year ended 31 March 2007.

Reverse repurchase contracts are held at amortised cost and the fair value of the contracts are determined by reference to the discounted future interest and principal cash payments on the matching bonds held as collateral. In the comparative period the fair value was $1,922 million.

Fund product financing and other loans to external parties are provided at commercial rates of interest and the carrying values reflect their fair values.

The interest rate and currency profile of non-current receivables are as follows:

	2007				2006			
	Floating $m	Fixed $m	Non-interest bearing $m	Total $m	Floating $m	Fixed $m	Non-interest bearing $m	Total $m
US dollar	2	10	–	12	12	1,951	2	1,965
Sterling	6	–	20	26	–	–	15	15
Other currencies	–	–	2	2	–	–	6	6
	8	10	22	40	12	1,951	23	1,986

The weighted average effective interest rate applicable to fund financing and other loans to external parties is 5.0% (2006: 3.9%). The weighted average maturity or repricing date (whichever is earlier) of non-current receivables is 3.4 years (2006: 1.8 years). The maximum credit risk exposure of non-current receivables is equivalent to the fair value of the loans. Concentrations of credit risk with respect to non-current receivables are not significant.

18. Current trade and other receivables

	2007 $m	Restated 2006 $m
Trade receivables		
Amounts owed by broker dealers on secured stock lending and borrowing	–	9,590
Securities transactions in the course of settlement	–	3,242
Futures transactions	–	741
Reverse repurchase contracts	–	146
Other trade receivables	118	602
Amounts owed by joint ventures and associates	–	1
Amounts owed by fund products	400	419
Prepayments and accrued income	224	307
Other categories of receivables	100	143
	842	15,191

The Group makes available short-term loans to fund products, immediately following their launch, with the intention of providing temporary funding until more permanent financing structures are put in place with external providers. Accordingly, the amount of loans to funds will vary from one period to the next as a consequence of the net effect of the level of sales in the period less the quantum of the external refinancing initiative in the period.

18. Current trade and other receivables continued

Current trade and other receivables of $32,097 million attributable to Brokerage operations have been reclassified as discontinued operations (Note 8) in the year ended 31 March 2007.

Included in other trade receivables, amounts owed by fund products, and prepayments and accrued income, are balances of $11 million (2006: $7 million), $70 million (2006: $26 million) and $49 million (2006: $37 million) respectively, that relates to fee income receivable from and loans made to fund products, that meet the definition of an associate entity (see Note 14) and are thus included in related parties (Note 32).

Current trade and other receivables are denominated in the following currencies:

	2007 $m	2006 $m
US dollar	**716**	10,198
Sterling	**34**	3,153
Euro	**42**	1,369
Other	**50**	471
	842	15,191

Current trade and other receivables attract the following types of interest rates:

	2007 $m	2006 $m
Floating rate	**462**	13,859
Fixed rate	**3**	195
Non-interest bearing	**377**	1,137
	842	15,191

Amounts subject to floating interest rates principally comprise Brokerage trading accounts that earn interest at rates which fluctuate according to money market rates. Interest earned on these accounts is included in revenue in the income statement. The weighted average effective rate of interest on fixed rate loans is 6.8% (2006: 3.7%).

Credit risk disclosures with respect to trade receivables and loans to fund products may be found in the Credit risk section of the Financial Review, on pages 53-55 of this Annual Report. Concentrations of credit risk with respect to current trade and other receivables are limited due to the Group's customer base being large and unrelated. As a result, the Directors believe that no further credit risk disclosure is required.

19. Derivative financial instruments

	2007		2006	
	Assets $m	Liabilities $m	Assets $m	Liabilities $m
Current:				
Interest rate swaps	–	5	–	–
Currency swaps	10	–	–	–
Forward foreign exchange contracts	5	1	5	4
	15	6	5	4

	2007		2006	
	Assets $m	Liabilities $m	Assets $m	Liabilities $m
Non-current:				
Interest rate swaps	–	9	–	19
Currency swaps	–	–	–	72
	–	9	–	91

Forward foreign exchange contracts are predominantly used to cash flow hedge expected future Sterling and Swiss Franc administrative expense payments. Where cash flow hedge accounting is applied, gains and losses included in equity on forward foreign exchange contracts will be released to the income statement when the hedged item affects profit or loss. The notional principal amounts of these outstanding forward foreign exchange contracts are $230 million (2006: $126 million).

Interest rate swaps are in place to swap the Group's fixed rate interest payments on private placement debt and the exchangeable bonds, to floating rate. The notional principal amounts of the outstanding interest rate swap contracts are $1,160 million (2006: $1,160 million). At 31 March 2007 the fixed interest rates on the private placement debt vary from 4.84% to 6.15% and the floating rates vary from 5.97% to 7.37% (US dollar LIBOR plus 0.71% to 2.02%). At 31 March 2007 the fixed interest rates on the exchangeable bonds were 3.75% and the floating rates were 4.74% (Sterling LIBOR plus -0.81% to -0.87%).

Currency swaps are in place to match the exchangeable bonds' redemption value, denominated in Sterling, into the functional currency of the Company (US dollars) at the earliest exercise date by the Company. The notional principal amounts of the outstanding currency swap contracts are $460 million (2006: $655 million).

The currency and interest rate swaps relating to the exchangeable bonds are held at fair value through profit or loss.

20. Short-term investments

	2007 $m	Restated 2006 $m
Long stock positions held for matching CFD positions in Brokerage	–	3,810
Treasury bills	–	2,163
Mutual funds	–	18
Certificates of deposit	–	725
Floating rate notes	–	449
Clearing house deposits	–	22
Investments in fund products	655	445
	655	7,632

All short-term investments are designated at fair value through profit or loss.

Short-term investments of $15,094 million attributable to Brokerage operations have been reclassified as discontinued operations (Note 8) in the year ended 31 March 2007.

20. Short-term investments continued

Short-term investments are denominated in the following currencies:

	2007 $m	2006 $m
US dollar	482	3,401
Sterling	88	3,053
Euro	66	930
Other	19	248
	655	7,632

Short-term investments attract the following types of interest rates:

	2007 $m	2006 $m
Floating rate	–	519
Fixed rate	–	2,858
Non-interest bearing	655	4,255
	655	7,632

For fixed interest bearing securities, the weighted average effective interest rate in the comparative period was 4.6%.

The maximum credit risk exposure of short-term investments is equivalent to the fair value of the investment in fund products. Concentrations of credit risk are limited as the exposure is spread over a large number of funds.

21. Trade and other payables

	2007 $m	Restated 2006 $m
Current trade payables:		
Amounts owed to broker dealers on secured stock lending and borrowing	–	12,358
Securities transactions in the course of settlement	–	4,680
Futures transactions	–	1,519
Short stock positions held for hedging	–	620
Repurchase contracts	–	1,570
Short inventory	–	146
Other trade payables	10	654
Amounts owed to joint ventures and associates	14	9
Other taxation and social security costs	55	41
Accrued expenses	273	455
Other categories of payables	124	85
	476	22,137

	2007 $m	2006 $m
Non-current trade payables:		
Repurchase contracts	–	1,927
Short inventory	–	1,941
Other categories of payables	2	3
	2	3,871

Trade and other payables of $48,001 million attributable to Brokerage operations have been reclassified as discontinued operations (Note 8) in the year ended 31 March 2007.

21. Trade and other payables continued

The fair values of non-current trade payables are determined by reference to the discounted future interest and principal cash payments on the bonds, and treasury bills and notes held as collateral against the repurchase contracts. In the comparative period, the fair value was $3,831 million and the weighted average period to maturity was 1.7 years.

Trade and other payables are denominated in the following currencies:

	2007 $m	2006 $m
US dollar	354	16,762
Sterling	83	6,048
Euro	17	2,285
Other	24	913
	478	26,008

Trade and other payables attract the following types of interest rates:

	2007 $m	2006 $m
Floating rate	100	19,454
Fixed rate	–	5,848
Non-interest bearing	378	706
	478	26,008

For fixed interest bearing payables, the weighted average effective interest rate in the comparative period was 4.7%.

22. Borrowings

	2007 $m	2006 $m
Amounts falling due within one year		
Bank loans and overdrafts	1	27
Private placement notes – senior debt	45	–
Exchangeable bonds	443	–
	489	27

	2007 $m	2006 $m
Amounts falling due after more than one year		
Bank loans	248	–
Private placement notes – senior debt	251	291
Private placement notes – subordinated debt	203	199
Floating rate notes – subordinated debt	398	398
Exchangeable bonds	–	609
	1,100	1,497

Bank loans and overdrafts of $8 million attributable to Brokerage operations have been reclassified as discontinued operations (Note 8) in the year ended 31 March 2007.

Non-current bank loans represent amounts drawn against the Group's long-term committed facilities at year end. These facilities are available until June 2009. If the separation of Brokerage proceeds as intended then both Asset Management and Brokerage will utilise renegotiated debt facilities. The existing facilities may only be withdrawn in the event of specified events of default. In addition, the Group has uncommitted facilities. The Group's facilities are outlined in the 'Available liquidity' section of the Risk Management review on page 59.

The private placement notes comprise: (1) US$160 million 5.47% subordinated notes issued in March 2004 and due March 2014. The interest rate is fixed to 16 March 2009 and thereafter is US dollar LIBOR plus 2.62%; (2) US$300 million senior notes issued in May 2004. These senior notes comprise: $45 million at US dollar LIBOR plus 0.61% and due May 2007; $145 million 4.84% notes due May 2009; $60.5 million 5.34% notes due May 2011; and $49.5 million 5.93% notes due May 2014; and (3) US$50 million 6.15% subordinated notes issued in August 2005 and due August 2015. The interest rate is fixed to 30 August 2010 and thereafter is US dollar LIBOR plus 2.27%.

22. Borrowings continued

Interest rate swaps are in place to swap the Group's fixed rate interest payments on subordinated and senior debt to floating rate (Note 19).

The subordinated floating rate notes consist of US$400 million Eurobonds issued 21 September 2005 and due 22 September 2015. The interest rate is US dollar LIBOR plus 1.15% until 22 September 2010 and thereafter is US dollar LIBOR plus 1.65%.

Forester Limited, a special purpose entity (details in Note 33), has issued guaranteed exchangeable bonds of £400 million at par value, guaranteed by Man Group plc and which mature in November 2009. The bonds have the following features: (1) a coupon of 3.75%, paid semi-annually; (2) holders have the option at any time to exchange for Man Group plc ordinary shares at an initial exchange price of £12.82 (£2.13 post the sub-division of the ordinary shares); (3) Forester Limited can redeem the bonds early (at their principal amount together with accrued interest) at any time on or after 15 days after the fifth anniversary of the issue of the bonds if on not less than 20 days out of a period of 30 consecutive days the Man Group plc share price exceeds 130% of the then current exchange price or at any time if less than 15% of the total issue remains outstanding; and (4) Forester Limited has the option to redeem (either on maturity or early redemption) the bonds for a fixed number of shares. On 5 November 2004, the terms and conditions of the exchangeable bonds were amended to remove the option, which Forester Limited had, to settle in cash rather than shares, upon exercise of an exchange right by a bondholder.

On 20 August 2006, 38% of the Group's exchangeable bonds were converted, following an offer by the Group to pay a fixed cash sum to bondholders. The cost of the cash incentive offer amounted to $12 million and this has been expensed within the finance expense line of the income statement.

The remaining bonds are expected to convert within one year (as a result of the Group's call option, which is exercisable in November 2007) and therefore the balance of exchangeable bonds outstanding is classified as amounts falling due within one year.

The maturity of non-current borrowings at their contractual repricing dates are as follows:

	2007 $m	2006 $m
Amounts falling due:		
Between one and two years	**154**	45
Between two and five years	**897**	1,346
More than five years	**49**	106
	1,100	1,497

The carrying amounts and fair values of the Group's borrowings are as follows:

	2007		2006	
	Fair $m	Carrying $m	Fair $m	Carrying $m
Bank loans	**249**	**249**	27	27
Private placement notes – senior debt	**299**	**296**	296	291
Private placement notes – subordinated debt	**210**	**203**	205	199
Floating rate notes – subordinated debt	**408**	**398**	405	398
Exchangeable bonds	**462**	**443**	663	609
	1,628	**1,589**	1,596	1,524

22. Borrowings continued

The fair value of the exchangeable bonds is determined by reference to their listed price on the London Stock exchange. The fair values of private placement notes (excluding the effect of fixed-to-floating interest rate swaps held as hedges) are determined by reference to independent third-party issuers of similar debt instruments that have similar credit ratings. Bank loans, overdrafts and floating rate notes are subject to floating rates of interest and the carrying amounts reflect their fair values.

The weighted average effective interest rates at the balance sheet dates, including and excluding the effect of interest rate swaps, were as follows:

	2007		2006	
	Including swaps %	**Excluding swaps %**	Including swaps %	Excluding swaps %
Bank loans and overdrafts	**n/a**	**6.3**	–	–
Private placement notes – senior debt	**6.2**	**5.4**	5.7	5.3
Private placement notes – subordinated debt	**7.5**	**5.9**	7.1	5.9
Floating rate notes – subordinated debt	**n/a**	**6.6**	n/a	6.2
Exchangeable bonds	**8.7**	**7.7**	7.7	7.7

The Group's fixed rate borrowings have been swapped to floating rate for the duration of the fixed interest period. All of the Group's borrowings are thus subject to floating rate charges, exposing the Group to cash flow interest rate risk. The exposure of the Group to interest rate changes when borrowings reprice is as follows:

	Less than 1 year $m	1-2 years $m	2-3 years $m	3-4 years $m	4-5 years $m	More than 5 years $m	Total $m
Total borrowings	489	154	390	447	60	49	1,589
Effect of interest rate swaps	–	–	1	1	1	3	6
	489	154	391	448	61	52	1,595

It is the Group's intention to renegotiate each borrowing that is subject to repricing prior to the repricing date.

The carrying amounts of the Group's borrowings before the effect of cross-currency swaps are denominated in the following currencies:

	2007 $m	2006 $m
US dollars	**1,146**	888
Sterling	**443**	609
	1,589	1,497

The undrawn committed facilities available are:

	2007 $m	2006 $m
Expiring in one year or less	**105**	130
Expiring beyond one year	**2,402**	2,325
	2,507	2,455

23. Provisions

	2007 $m
At 1 April 2006	**6**
Refco integration costs charged in the year	**(6)**
At 31 March 2007	–

The charge for Refco integration costs relates to redundancy provisions, from which payments were made in the first half of the year.

24. Share capital

	2007		Restated 2006	
	Number	**$m**	Number	$m
Authorised	**2,700,000,000**	**81**	2,000,000,000	81

	2007		2006	
Allotted and fully paid	**Number**	**$m**	Number	$m
As at 1 April	**1,845,938,664**	**55**	1,846,302,078	55
Issue of shares:				
Employee share awards/options	**6,943,458**	**1**	6,255,762	–
Exchangeable bonds	**71,204,329**	**2**	–	–
In relation to the Refco acquisition	**–**	**–**	44,686,824	1
Purchase and cancellation of own shares	**(44,019,161)**	**(1)**	(51,306,000)	(1)
As at 31 March	**1,880,067,290**	**57**	1,845,938,664	55

Ordinary shares have a par value of 18 cents per share (2006: 18 cents per share). All issued shares are fully paid.

Following shareholder approval at the 2006 Annual General Meeting and the fulfilment of all conditions each Ordinary share of 18 cents was sub-divided into 6 shares of 3 US cents each, effective on 14 August 2006. Following this share split shareholders maintained the same percentage interest in the issued share capital as before and rights attaching to the Ordinary share remain unaffected. All comparative figures in these financial statements have been restated accordingly.

There remain outstanding at 31 March 2007, options to acquire 8,043,774 (2006: 6,690,384) ordinary shares granted under the Executive Share Option Scheme 2001, options to acquire 3,211,590 (2006: 4,021,170) ordinary shares granted under the Inland Revenue approved sharesave scheme and options to acquire 660,207 (2006: 616,134) ordinary shares granted under the US Internal Revenue Code qualifying Employee Stock Purchase Plan, enabling certain directors and members of staff to acquire ordinary shares between 2007 and 2016, at prices ranging from 244 US cents to 840 US cents.

During the year, 152,140 (2006: nil) of the Group's exchangeable bonds were converted into ordinary shares, the majority following an offer by the Group to pay a fixed cash sum to bondholders.

During the year, the Company repurchased 44,019,161 (2006: 51,306,000) ordinary shares at a total cost of $375 million to (2006: $230 million). These repurchased ordinary shares were treated as cancelled upon delivery to the Company.

In addition, 50,000 unlisted deferred Sterling shares (2006: 50,000) with a par value of £1 per share (2006: £1 per share) were issued on 29 July 2004. These shares are necessary to continue to comply with Section 118 of the Companies Act 1985, following the redenomination of the ordinary share capital into ordinary shares of 18 US cents each on that date. The deferred Sterling shares have no rights to participate in the profits of the Company, no rights to attend, speak or vote at any general meeting and no right to participate in any distribution in a winding up except for a return of the nominal value of the shares after the return on the nominal amount paid up on every other class of share and the distribution of £100,000,000,000 to every other holder of every other class of share. It is intended that these shares will always be held by a director of the Company.

25. Capital reserves

	Share premium account $m	Merger reserve $m	Other Capital Reserves: Capital redemption reserve $m	Other Capital Reserves: Equity component of exchangeable bonds $m	Other Capital Reserves: Total $m
At 1 April 2006	591	722	5	218	223
Issue of ordinary share capital	41	–	–	–	–
Purchase and cancellation of own shares	–	–	1	–	1
Conversion of exchangeable bonds	330	–	–	(83)	(83)
Transfer between reserves	–	–	1	–	1
At 31 March 2007	962	722	7	135	142
At 1 April 2005	354	722	4	218	222
Currency translation difference	–	–	–	–	–
Issue of ordinary share capital	237	–	–	–	–
Purchase and cancellation of own shares	–	–	1	–	1
At 31 March 2006	591	722	5	218	223

The merger reserve relates to the acquisition of the RMF Investment Group in May 2002.

26. Revaluation reserves and retained earnings

	Available for sale reserve $m	Cash flow hedge reserve $m	Retained earnings: Own shares held by ESOP trust $m	Retained earnings: Cumulative translation adjustment $m	Retained earnings: Profit and loss account $m	Retained earnings: Total $m
At 1 April 2006	70	(2)	(72)	(11)	1,993	1,910
Currency translation difference	–	–	(9)	92	25	108
Purchase and cancellation of own shares	–	–	–	–	(375)	(375)
Close period share buyback programme	–	–	–	–	(100)	(100)
IFRS 2 charge for the period:						
– Continuing operations	–	–	–	–	43	43
– Discontinued operations	–	–	–	–	22	22
Purchase of own shares by ESOP trusts	–	–	(104)	–	(39)	(143)
Disposal of own shares by ESOP trusts	–	–	68	–	(31)	37
Fair value gains/(losses) taken to equity:						
– Continuing operations	3	7	–	–	–	–
– Discontinued operations	133	–	–	–	–	–
Current tax (charge)/credit taken to reserves:						
– Continuing operations	–	–	–	–	21	21
– Discontinued operations	–	–	–	–	9	9
Deferred tax (charge)/credit on revaluation:						
– Continuing operations	–	(1)	–	–	16	16
– Discontinued operations	(27)	–	–	–	8	8
Transfer to income statement on realisation:						
– Continuing operations	(1)	(2)	–	–	–	–
– Discontinued operations	(58)	–	–	–	–	–
Transfer between reserves	–	–	–	–	(1)	(1)
Dividends	–	–	–	–	(306)	(306)
Retained profit:						
– Continuing operations	–	–	–	–	1,110	1,110
– Discontinued operations	–	–	–	–	175	175
At 31 March 2007	120	2	(117)	81	2,570	2,534

Financial Statements

26. Revaluation reserves and retained earnings continued

	Available for sale reserve $m	Cash flow hedge reserve $m	Retained earnings: Own shares held by ESOP trust $m	Retained earnings: Cumulative translation adjustment $m	Retained earnings: Profit and loss account $m	Retained earnings: Total $m
At 1 April 2005	29	–	(111)	14	1,427	1,330
Currency translation difference	(1)	–	9	(25)	(18)	(34)
Purchase and cancellation of own shares	–	–	–	–	(230)	(230)
IFRS 2 charge for the period	–	–	–	–	52	52
Purchase of own shares by ESOP trusts	–	–	(16)	–	(30)	(46)
Disposal of own shares by ESOP trusts	–	–	46	–	(17)	29
Fair value gains/(losses) taken to equity	88	(5)	–	–	–	–
Deferred tax (charge)/credit on revaluation	(28)	–	–	–	16	16
Transfer to income statement on realisation	(18)	3	–	–	–	–
Dividends	–	–	–	–	(221)	(221)
Retained profit	–	–	–	–	1,014	1,014
At 31 March 2006	70	(2)	(72)	(11)	1,993	1,910

The available for sale reserve represents the unrealised change in the fair value of available for sale investments. The cash flow hedge reserve represents the net gains on effective cash flow hedging instruments that will be recycled to the income statement when the hedge transaction affects profit or loss. These reserves are not distributable.

Own shares are held by Employee trusts, which have been established for the purposes of satisfying certain share-based awards. Further details of the Employee trusts have been provided in Note 34.

The cumulative translation adjustment reserve represents cumulative foreign exchange adjustments arising on the consolidation of subsidiaries with non-US dollar functional currencies. These adjustments, which were set to zero as at the Group's transition date for IFRS (1 April 2004) will be recycled through the income statement on disposal of the foreign currency subsidiaries. The amount recycled to the income statement in both 2007 and 2006 was nil.

27. Cash generated from operations

	2007 $m	2006 $m
Profit for the year:		
– Continuing operations	**1,110**	960
– Discontinued operations	**174**	54
	1,284	1,014
Adjustments for:		
– Income tax	**280**	222
– Finance income	**(291)**	(185)
– Finance expense	**219**	140
– Share of results of associates and joint ventures	**(46)**	(33)
– Depreciation of tangible fixed assets	**30**	26
– Amortisation of intangible fixed assets	**157**	123
– Share-based payments expense	**65**	52
– Fair value gains on available for sale financial assets	**(58)**	(18)
– Impairment charges	**1**	6
– Net gains on financial instruments	**(6)**	(5)
– Decrease in provisions	**(22)**	(13)
– Other non-cash movements	**(13)**	(21)
	1,600	1,308
Changes in working capital:		
– Increase in receivables	**(15,998)**	(4,858)
– Increase in other financial assets	**(6,452)**	(2,962)
– Increase in payables	**22,369**	7,455
Cash generated from operations	**1,519**	943

28. Contingent liabilities

Man Financial Inc., a US subsidiary of the Group, was served on 8 May 2006 with a Complaint by the receiver for Philadelphia Alternate Asset Fund ('PAAF') and associated entities. PAAF investors incurred trading losses as a result of alleged wrongdoing by a trading manager of PAAF. Man Financial acted as one of the brokers to PAAF, executing and clearing trading instructions given by PAAF, and as such does not consider that it is responsible for the losses suffered by PAAF investors. Accordingly, Man Financial will vigorously defend the proceedings brought against it. It continues to be the case that this matter is not expected to have a material financial impact on the Man Group.

29. Financial commitments

(a) Operating leases

The Group leases office premises under non-cancellable operating lease agreements. The leases have varying terms and renewal rights.

	Land and Buildings	
	2007 $m	2006 $m
Commitments in respect of non-cancellable operating leases expiring:		
Within one year	24	26
Later than one year and no later than five years	72	84
Over five years	36	38
	132	148

Operating lease commitments at 31 March 2007 are for the continuing operations, the comparative period includes both continuing and discontinued operations

(b) Capital commitments

	2007 $m	2006 $m
Expenditure contracted for but not provided for in the financial statements	1	–

30. Acquisitions

Year ended 31 March 2007

On 1 October 2006, the Group acquired a 64.66% interest in the United States Futures Exchange ('USFE') from Eurex for $23 million in cash and an additional capital injection of $35 million.

On 2 March 2007, the Group acquired the trading team of Dowd Wescott for $25 million, including deferred consideration of $10 million.

The assets and liabilities arising from the acquisitions are as follows:

	Book value $m	Fair value $m
Other intangible assets	–	32
Trade and other receivables	4	4
Cash and cash equivalents	38	38
Trade and other payables	(4)	(4)
Equity minority interest	(14)	(17)
Net assets acquired	24	53
Goodwill on acquisition		33
		86
Purchase consideration:		
Cash paid		73
Deferred consideration		10
Acquisition costs		3
		86

The USFE and Dowd Wescott acquisitions are part of the Brokerage division and have been included in discontinued operations (Note 8).

Year ended 31 March 2006

On 25 November 2005 the Group acquired the customer accounts, balances and certain other assets of Refco Inc., comprising primarily all of the employees and business of Refco's regulated futures brokerage, and its institutional foreign exchange platform and employees. The rights to the European operations of Refco Inc. were immediately assigned to Marathon Asset Management. The assets of Refco's Singapore business were acquired on 6 December 2005 and Refco's 20% shareholding in the Taiwanese operation Polaris Refco Futures on 6 February 2006. Refco's legal entities in Canada (100%) and India (70%) were acquired on 31 January 2006 and 28 February 2006 respectively.

31. Disposals

There were no disposals in the current or prior financial years.

32. Related party transactions

The following transactions were carried out with related parties:

(a) Transactions and balances with related entities

During the year the following categories of related entities relationships occurred:

Entity type	Description of relationship	Description of transactions
Associates and joint ventures	Investor and trading advisor	Seeding and liquidity investments, loans to fund products, external re-financing guarantees, asset management performance, management and other fees, brokerage commissions, and interest and dividend income.

Sales/(purchases) of services with related parties during the financial year, excluding key personnel compensation:

	2007 $m	2006 $m
Asset Management:		
Management fee income	425	124
Performance fee income	121	60
Other fee income	21	13
Interest income	11	5
Brokerage commission (expense)/income	(27)	6
Dividend income	49	40
	600	248

All transactions between related parties are carried out on an arm's length basis.

Year-end balances arising from sales/purchases of services with related parties during the financial year, excluding key personnel compensation:

	2007 $m	2006 $m
Receivables from related entities	130	70
Loans to related entities	24	9

(b) Key management compensation

	2007 $m	2006 $m
Salaries and other short-term employee benefits	49,939	37,865
Post-employment benefits	768	209
Termination benefits	–	3,465
Share-based payments	12,488	9,320
	63,195	50,859

	2007 $m	2006 $m
Amounts owed by key management under the Assisted Purchase Scheme	4,042	5,645

Further information on directors' emoluments, options, share awards and loans is given in the Remuneration Report on pages 72 to 80, and in Note 5 (e).

33. Special purpose entity

The Group has one special purpose entity, Forester Limited, which is consolidated into the Group for accounting purposes but is not a member of the Group. Forester Limited was incorporated in Guernsey as a company limited by shares on 1 November 2002. All its issued shares are for and on behalf of Guernsey Trust Company Limited. On 12 November 2002, Forester Limited issued exchangeable bonds (details in Note 22) which provided the Group with additional funding.

34. Employee trusts

The accounts of the employee trusts have been included in these accounts. The employee trusts are controlled by independent trustees and their assets are held separately from those of the Group.

Contributions to the employee trusts are determined by the Board annually. The contribution made in respect of the current year was $94 million (2006: $72 million).

At 31 March 2007 the net assets of the employee trusts amounted to $221 million (2006: $183 million). These assets include 22,124,502 (2006: 25,194,198) ordinary shares in the Company. These shares are recorded at cost and shown as a deduction from shareholders' funds. Other assets were primarily cash and receivables from employees in connection with the purchase of shares in the Company. The trustees of one of the employee trusts waived all but 0.01p of the interim dividend for the year ending 31 March 2007 on each of 19,812,675 of the ordinary shares registered in its name at the relevant date for eligibility for the interim dividend (2006 interim: 21,379,086 shares) and all but 0.01p of the final dividend for the year ending 31 March 2006 on each of 20,013,384 of the ordinary shares registered in its name at the relevant date for eligibility for the final dividend (2005 final: 25,360,428 shares).

35. Exchange rates

The following US dollar rates of exchange have been used in preparing these financial statements.

	Year-end rates		Average rates	
	2007	2006	2007	2006
Euro	0.7476	0.8262	0.7791	0.8210
Sterling	0.5079	0.5759	0.5280	0.5600
Swiss franc	1.2119	1.3052	1.2371	1.2744

Financial Statements

Principal Group Investments

The names of the principal investments of Man Group plc, together with the Group's interests in the equity shares, are given below.
The country of operation is the same as the country of incorporation and the year-end is 31 March (unless otherwise stated).

Details of all subsidiaries, associates and joint ventures will be annexed to the Company's Annual Return.

	Country of incorporation	Effective Group interest %
Principal operating subsidiaries		
Asset Management		
Man Investments Limited	England	100
Man Investments AG	Switzerland	100
Glenwood Capital Investments LLC	US	100
RMF Investment Management	Switzerland	100
Brokerage		
Man Financial Limited	England	100
Man Financial Inc.	US	100
Group holding companies		
Man Group UK Ltd+	England	100
E D & F Man Limited	England	100
E D & F Man Group Limited	England	100
Man Group Holdings Limited	England	100
Man Group USA Inc.	US	100
Group treasury companies		
Man Group Finance Limited	England	100
Man Group Finance Inc.	US	100
Principal associates		
BlueCrest Capital Management Limited* (hedge fund manager)	England	25

+ Direct subsidiary.

* Year-end is 30 November.

Auditors' Report on the Parent Company Financial Statements

Independent auditors' report to the members of Man Group plc

We have audited the parent company financial statements of Man Group plc for the year ended 31 March 2007 which comprise the Balance Sheet and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Remuneration Report that is described as having been audited.

We have reported separately on the Group financial statements of Man Group plc for the year ended 31 March 2007.

Respective responsibilities of directors and auditors

The responsibilities for preparing the Annual Report, the Remuneration Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.
We also report to you whether in our opinion the information given in the Directors' Report is consistent with the parent company financial statements.
The information given in the Directors' Report includes that information presented in the Asset Management review, Brokerage review, Financial and Risk Management Review and Corporate Responsibility Summary Report which is cross referred from the Principal activities, business review and results section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements.
The other information comprises only the Chairman's Statement, the Business Review, the Directors' Report, Corporate Governance and the unaudited part of the Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Remuneration Report to be audited.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2007;
- the parent company financial statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.


PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
31 May 2007

Company Balance Sheet

at 31 March 2007

	Note	2007 $m	2006 $m
Fixed assets			
Investments	2	**1,686**	1,296
Current assets			
Debtors	3	**2,608**	1,192
Creditors – due within one year			
Other creditors and accruals	4	**(109)**	(1)
Net current assets		**2,499**	1,191
Creditors – due after one year			
Borrowings	5	**(398)**	(398)
Net assets		**3,787**	2,089
Capital and reserves			
Called up share capital	7	**57**	55
Share premium account	7	**962**	591
Capital reserve	7	**142**	223
Merger reserve	7	**722**	722
Profit and loss account	7	**1,904**	498
Equity shareholders' funds		**3,787**	2,089

Approved by the Board of Directors on 31 May 2007

Peter Clarke, Chief Executive

Stanley Fink, Deputy Chairman

Notes to the Company Financial Statements

1. Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom issued by the Accounting Standards Board and with the requirements of the Companies Act 1985 ('the Act').

The Company reviews and updates its accounting policies, in accordance with the requirements of Financial Reporting Standard ('FRS') 18 'Accounting Policies' on a regular basis.

During the year, the Company adopted the amendment to FRS 26 and measured its financial guarantees at fair value. The adoption of this amendment had no material impact on the results or financial position of the Company.

Profits of the Company

The profit for the financial year dealt with in the Company was $2,123 million (2006: $116 million). In accordance with Section 230 of the Companies Act 1985, a separate profit and loss account has not been presented for the Company.

There are no recognised gains and losses other than the result for the year, hence a statement of recognised gains and losses has not been presented.

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transactions, or where it is more practical, an average rate for the week or month for all transactions in each foreign currency occurring during that week or month (as long as the relevant exchange rates do not fluctuate significantly). Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in other operating income and losses in the profit and loss account.

Subsidiary and associate undertakings

The Company's shares in subsidiary and associate undertakings are stated in the balance sheet of the Company at cost less provision for any impairment incurred.

Exchangeable bonds

The Company has a contract with Forester Limited, a special purpose vehicle, which issued exchangeable bonds for the Company's own shares. Under the terms of the contract between the Company and Forester Limited, the Company will issue a fixed number of shares for a fixed amount of consideration when bondholders exercise their conversion options. In the Company's balance sheet, this contract is classified as an equity instrument and included in equity, net of income tax effects.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between proceeds (net of transaction costs) and the redemption value is recognised as interest expense in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Share-based payments

Although the Company does not incur a charge, the issuance by the Company to its subsidiaries of an award over the Company's shares represents additional capital contributions by the Company in its subsidiaries. An additional investment in subsidiaries results with a corresponding increase in shareholders' equity. The additional capital contribution is based on the fair value of the awards issued spread over the underlying awards' vesting periods.

Dividends

Dividend distribution to the Company's shareholders is recognised as a liability in the financial statements, and directly in equity, in the period in which the dividend is paid or approved by the Company's shareholders, if required. Dividends received from subsidiary undertakings are recognised in the period in which they are received.

Cash flow statement

The Company need not present a cash flow statement in accordance with FRS 1 (revised) as it has taken the exemption from publishing its profit and loss account and related notes under section 230 of the Companies Act 1985.

Deferred taxation

Deferred tax is recognised on all timing differences where the transactions or events that give rise to an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the blalance sheet date. A deferred tax asset is only recognised to the extent that it is more likely than not that it can be recovered. The Company does not discount its deferred tax position as the effect would not be material.

Segmental reporting

The Company being an investment holding company, only has one segment.

Notes to the Company Financial Statements continued

Share capital

Contracts entered into with a third party to buy back the Company's shares during a close period gives rise to an obligation for the Company. This obligation is included in other creditors and deducted from equity on the balance sheet for the value of the maximum number of shares that may be purchased under the contract with the third party. If the number of shares repurchased by the third party is not the maximum then there is a reversal through equity for that amount. Any changes in the share price from the date of the contract are taken through the profit and loss account.

Financial instruments

The Company provides full financial instruments disclosures in accordance with IAS 32 in its consolidated financial statements. Details can be found in Note 11 to the consolidated financial statements. Consequently the Company has taken advantage of the exemption in FRS 25 from providing further financial instruments disclosures.

Related party transactions

The Company provides full related parties disclosures in its consolidated financial statements. Details can be found in Note 32 to the consolidated financial statements. Consequently the Company has taken advantage of the exemption in FRS 8 not to disclose related party transactions with other members of Man Group plc.

2. Fixed asset investments

	2007 $m	2006 $m
Investments in subsidiaries		
At 1 April	1,296	1,244
Additions	1,530	–
Disposals	(1,205)	–
FRS 20 charge	65	52
At 31 March	1,686	1,296

Details of the principal Group subsidiaries and associates are given on page 134. During the year, the Company undertook a reorganisation to transfer its direct subsidiaries to an intermediate holding company.

3. Debtors

	2007 $m	2006 $m
Amounts falling due within one year		
Amounts owed by subsidiaries	2,464	1,006
Amounts owed by Forester Limited	91	129
Other debtors	46	46
Taxation recoverable	–	11
	2,601	1,192
Amounts falling due after one year		
Deferred taxation (Note 6)	1	–
Other loans	6	–
	7	–
Total debtors	2,608	1,192

The amounts owed by Forester Limited represent a fixed number of shares in E D & F Man Investments Limited that will be provided to the Company in exchange for a fixed number of Man Group plc shares that will be used to satisfy bondholders on conversion of the exchangeable bonds.

4. Other creditors and accruals

	2007 $m	2006 $m
Amounts falling due within one year		
Taxation	4	–
Other creditors	100	–
Accruals	5	1
	109	1

5. Borrowings

	2007 $m	2006 $m
Amounts falling due after more than one year		
Floating rate notes	**398**	398

The floating rate notes consist of US$400 million Eurobonds issued 21 September 2005 and due 22 September 2015. The interest rate is US dollar 3-month LIBOR plus 1.15% until 22 September 2010 and thereafter is US dollar 3-month LIBOR plus 1.65%.

6. Deferred taxation

	2007 $m	2006 $m
Deferred taxation arising during the year in respect of other timing differences	**1**	–

7. Capital and reserves of the Company

	Share capital $m	Share premium account $m	Capital reserve $m	Merger reserve $m	Profit and loss account $m
At 1 April 2006	55	591	223	722	498
Issue of ordinary share capital	1	41	–	–	–
Purchase and cancellation of own shares	(1)	–	1	–	(375)
Conversion of exchangeable bonds	2	330	(83)	–	–
FRS 20 charge	–	–	–	–	65
Close period share buyback programme	–	–	–	–	(100)
Transfer between reserves	–	–	1	–	(1)
Retained profit	–	–	–	–	2,123
Dividends	–	–	–	–	(306)
At 31 March 2007	**57**	**962**	**142**	**722**	**1,904**

The authorised, allotted and fully paid share capital of the Company is detailed in Note 24 to the consolidated financial statements.

At 31 March 2007, the capital reserve comprises: a capital redemption reserve of $7 million; and the equity component of the exchangeable bonds of $135 million.

8. Directors' remuneration

Details of the directors' remuneration are given in Note 5(e) to the consolidated financial statements, and in the Remuneration Report on pages 72-80 of the Annual Report.

9. Statutory and other information

There are no employees of the Company (2006: nil). The directors of the Company were paid by another Group company in 2007 and 2006.

Shares in the Company are awarded/granted to directors and employees through the Group's share schemes. Details relating to these share awards/grants are given in Note 5(d) to the consolidated financial statements, and in the Remuneration Report on pages 72-80.

Results announced

Interim	November
Final	June
Annual Report issued	June
Annual General Meeting	July

Dividends	
Interim paid	December
Final paid	July

For historical dividend details please visit the Man Group website under 'Shareholder Information'.

The Group offers a Dividend Reinvestment Plan ('DRIP') for shareholders wishing to buy shares with their cash dividend. The final election date for joining or leaving the DRIP in relation to the 2007 final dividend is 3.00 pm on 6 July 2007. Instructions received after this date will be applied to the next dividend. Any queries on the DRIP should be addressed in the first instance to the dedicated Lloyds TSB Registrars' helpline on 0870 241 3018, including requests for copies of the DRIP terms and conditions and DRIP Mandate. Alternatively, copies may be downloaded from the Man Group web site in the 'Dividends' section of 'Shareholder Information'.

Dates for the 2007 final dividend

Ex dividend date	4 July 2007
Record date	6 July 2007
AGM	12 July 2007
Payment date/CREST accounts credited	24 July 2007
DRIP Certificates received/CREST accounts credited	7 August 2007

Payment of dividends to mandated accounts

Each dividend warrant includes a form for establishing payments of future dividends directly to the bank or building society of your choice. Shareholders are encouraged to use this facility. Cleared funds are provided on payment date and the associated tax voucher is sent directly to the shareholder's registered, or other previously designated, address.

Private shareholders living overseas may be able to mandate their dividends directly into a 'local' bank account in the chosen country's domestic currency under the Transcontinental Automated Payment Service (TAPS). Details are available via the shareholder enquiries facility of Lloyds TSB Registrars.

Annual General Meeting

The Annual General Meeting will be held at 11 am on Thursday 12 July 2007 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Shareholder Enquiries

All administration queries concerning shareholdings should be directed to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, Tel: 0870 850 3112, Text tel: 0870 600 3950, quoting Ref No 874. Callers from outside the UK should telephone +44 121 415 7592. Alternatively you can check your shareholding and find practical help on transferring your shares or updating details at www.shareview.co.uk. To register for this free service you will need your shareholder reference number shown on your dividend tax voucher or share certificate.

Single company ISA

For details of the Man Group plc single company ISA managed by Lloyds TSB Registrars please contact the Man Group ISA Helpline on 0870 242 4244.

Share dealing service

Man Group has arranged for Shareview Dealing, a telephone and internet share dealing service offered by Lloyds TSB Registrars, to be made available to UK shareholders. For telephone dealing call 0870 850 0852 between 8.30 am and 4.30 pm Monday to Friday and for internet dealing log on to www.shareview.co.uk/dealing. You will need your shareholder reference number shown on your share certificate.

Multiple accounts on the shareholder register

If you have received two or more copies of this document, this means that there is more than one account in your name on the shareholder register. This may be caused by either your name or address appearing on each account in a slightly different way. For security reasons, the Registrars will not amalgamate the accounts without your written consent, so if you would like any multiple accounts combined into one account, please write to Lloyds TSB Registrars at the address given above.

Man Group website
Shareholders are encouraged to visit our website www.mangroupplc.com which contains key information on the Group including announcements, presentations, news and shareholder information, including the latest Man Group plc share price.

Alternatively, contact Investor Relations via email on investor@mangroupplc.com.

Unsolicited Mail
The Company is obliged by law to make its share register publicly available and as a consequence some shareholders may receive unsolicited mail. If you wish to limit the amount of unsolicited mail you receive, contact: The Mailing Preference Service, FREEPOST 29 (LON.20771), London W1E 0ZT, England. Telephone: 020 7291 3310 or register on-line at www.mpsonline.org.uk. The Mailing Preference Service is an independent organisation which offers a free service to the public. Registering with them will stop most unsolicited consumer advertising material.

Warning to Shareholders
Over the last year many companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters which imply a connection to the company concerned. These are typically from overseas based 'brokers' who target UK shareholders offering to sell them what often turn out to be worthless or high risk shares in US or UK investments.

They can be very persistent and extremely persuasive and a 2006 survey by the Financial Services Authority (FSA) has reported that the average amount lost by investors is around £20,000. It is not just the novice investor that has been duped in this way; many of the victims had been successfully investing for several years. Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free reports on the company.

If you receive any unsolicited investment advice:
- Make sure you get the correct name of the person and organisation and make a record of any other information they give you, e.g. telephone number, address etc.
- Check that they are properly authorised by the FSA before getting involved. You can check at www.fsa.gov.uk/register.
- The FSA also maintains on its website a list of unauthorised overseas firms who are targeting, or have targeted, UK investors and any approach from such organisations should be reported to the FSA so that this list can be kept up-to-date and any other appropriate action can be considered. If you deal with an unauthorised firm, you would not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can, preferably, be contacted by completing an online form at www.fsa.gov.uk/pages/doing/regulated/law/alerts/overseas.shtml or, if you do not have access to the internet, on 0845 606 1234.
- Inform our Registrars on 0870 850 3112. They are not able to investigate such incidents themselves but will record the details and pass them on to Man Group plc and liaise with the FSA.

Details of any sharedealing facilities that the Company endorses will be included in Company mailings.

More detailed information on this or similar activity can be found on the FSA website www.moneymadeclear.fsa.gov.uk .

Shareholder and Company Information continued

Corporate advisers

Auditors
PricewaterhouseCoopers LLP
Southwark Towers
32 London Bridge Street
London SE1 9SY
020 7583 5000

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
0870 850 3112

Company information
Registered office:
Sugar Quay
Lower Thames Street
London
EC3R 6DU
Telephone: 020 7144 1000
Fax: 020 7144 1923

Registered number: 2921462

Principal offices:

United Kingdom
Sugar Quay
Lower Thames Street
London EC3R 6DU
020 7144 1000

Switzerland
Etzelstrasse 27
CH-8808 Pfäffikon SZ
Switzerland
00 46 (41) 55 417 6000

Switzerland
Huobstrasse 16 and 3
CH-8808 Pfäffikon SZ
Switzerland
00 46 (41) 55 415 8700

United States
440 South LaSalle Street
20th Floor
Chicago
IL 60605
USA
00 (1) 312 663 7610

United States
717 Fifth Avenue
9th Floor
New York
NY 10022-8101
USA
00 (1) 212 589 6200

A full list of Man Investments' global offices is given below:

London
Man Investments Ltd
Sugar Quay
Lower Thames Street
London EC3R 6DU
United Kingdom
Tel +44 20 7144 2090
Fax +44 20 7144 2001

London
Man Investments Ltd
6th Floor, Centennium House
100 Lower Thames Street
London EC3R 6DL
United Kingdom
Tel +44 20 7144 1000
Fax +44 20 7144 1923

Dublin
Man Corporate Services (Ireland) Ltd
1st Floor, The Harcourt Building
Harcourt Street
Dublin 2
Ireland
Tel +353 1 647 0000
Fax +353 1 647 0027

Pfäffikon
RMF Investment Management
Huobstrasse 16
8808 Pfäffikon SZ
Switzerland
RMF
Tel +41 55 417 75 00
Fax +41 55 417 75 01

Pfäffikon
Man Investments AG
Etzelstrasse 27
8808 Pfäffikon SZ
Switzerland
Tel +41 55 417 60 00
Fax +41 55 417 60 01

Pfäffikon
Man Investments AG
Huobstrasse 3
8808 Pfäffikon
Switzerland
Zentrum
Tel +41 55 417 60 00
Fax +41 55 417 60 01

Chicago
Glenwood
123 North Wacker Drive
Suite 2800
Chicago IL 60606-1743
USA
Tel +1 312 881 6800
Fax +1 312 881 6700

New York
Man Investments
1 Rockefeller Plaza
16th Floor
New York, NY 10020
USA
Tel +1 646 452 9700

Montevideo
Man Investments AG – Regional Office
La Cumparsita 1373
Oficina 801
Montevideo 112000
Uruguay
Tel +598 2 902 2016
Fax +598 2 903 2558

Guernsey
Man Fund Management (Guernsey) Ltd
First Floor, Suite 1
Albert House
South Esplanade
St Peter Port
Guernsey GY1 1AJ
Channel Islands
Tel +44 1481 740580
Fax +44 1481 740608

Bahamas
RMF Investment Management–
Nassau Branch
One Montague Place
Penthouse 4th Floor East Bay
P.O. Box EE-17758
Nassau
The Bahamas
Tel +1 242 394 9251
Fax +1 242 394 9252

Netherlands
Man Investments Netherlands B.V.
Telestone 8 – Teleport
Naritaweg 165
1043 BW Amsterdam
The Netherlands
Tel +31 10 205 1630

Dubai
Man Investments Middle East Ltd
5th Floor, West Wing
The Gate
Dubai International Financial Centre
PO Box 73221
Dubai
United Arab Emirates
Tel +971 4 3604999
Fax +971 4 3604900

Bahrain
Man Investments AG–Regional Office
Representative Office
AUB House No. 2495
4th Floor
Road 2832
Al-Seef District 428
Kingdom of Bahrain
Tel +973 1756 3356
Fax +973 1756 3355

Sydney
Man Investments Australia Ltd
Level 21 Grosvenor Place
225 George Street
Sydney NSW 2000
Australia
Tel +61 2 8259 9999
Fax +61 2 9252 4453

Hong Kong
Man Investments (Hong Kong) Ltd
Suite 1301
Chater House
8 Connaught Road Central
Hong Kong
Tel +852 2521 2933
Fax +852 2521 8480

Tokyo
Man Investments Securities Japan Ltd
Imperial Tower 16F, 1-1-1
Uchisaiwaicho, Chiyoda-ku, Tokyo 100-0011
Japan
Tel +81 3 3519 3880
Fax +81 3 3519 3890

Canada
Man Investments Canada Corp.
70 York Street, Suite 1202
Toronto, Ontario
M5J 1S9
Canada
Tel +1 416 775 3600
Fax +1 416 775 3601

Singapore
RMF Investment Management
(Singapore) Pte. Ltd.
c/o Man Financial (S) Pte Ltd
One George Street, #17-03,
Singapore 049145
Tel +65 6845 1966
Fax +65 6845 1977

Notes

Design and Production: The Smiths Partnership LLP.

Printing: Royle Corporate Print, a carbon neutral printing company.

The cover and front section of this report is printed on paper consisting of 50% recycled fibre. The virgin paper is made from Totally Chlorine Free wood pulp and PEFC Certified with independent assurance that the paper is sourced from sustainable forests.

The Financial Statements section of this report is printed on paper made from Elementally Chlorine Free wood pulps acquired from sustainable forests.

Man Group plc
Sugar Quay
Lower Thames Street
London EC3R 6DU
T: 020 7144 1000
F: 020 7144 1923

www.mangroupplc.com

END